ЮТК ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ______
Кор.счет ______

БИК ______
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 28.11.2006 № [redacted]8-5366

на № ______

06018985

082-04721

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 04 2006
WASH, D.C. 185 SECTION

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Quarterly report of the Issuer – Public Joint –Stock Company "Southern Telecommunications Company" - for the third quarter of 2006.
2. List of the Issuer's affiliated persons as of 30 September 2006.

Please find 240 pages enclosed.

Yours faithfully,

A. Andreev
General Director
"Southern Telecommunications Company" PJSC

PROCESSED
DEC 11 2006
THOMSON
FINANCIAL

LIST OF AFFILIATED PARTIES

Of Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: 0 0 0 6 2 – A

As of 3 0 0 9 2 0 0 6

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

General Director	(Signature)	A.V. Andreev (Full name)
Date " 30 " 09 20 06	Official seal	

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 30 09 2006

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 01.08.2006	-	-
2.	Boris Dmitrievich Antonyuk	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
3.	Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
4.	Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
5.	Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
6.	Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
7.	Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
8.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
9.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of	27.06.2006	-	

			Directors (supervisory board) of the Joint – Stock Company			
10.	Ekaterina Alexandrovna Punina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
11.	Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
12.	Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
13.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
14.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	29.06.2006	-	-
15.	Vladislav Andreëvich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
16.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
17.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
18.	Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
19.	Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company. The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.08.2006 11.09.2006	0.000004	0.000003
20.	Stanislav Petrovich Borodin	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-
21.	Yuri Valentinovich Metla	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	0.0003	0.01
22.	Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-
23.	Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
24.	Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-
25.	Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties,	29.06.2006	-	-

			which the Joint –Stock Company belongs to.			
26.	Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
27.	Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
28.	Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	03.07.2006	0.000008	-
29.	Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-
30.	Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-
31.	Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
32.	Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.00007	0.00009
33.	Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.0001	-
34.	Nikolay Olegovich Rik	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-
35.	Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
36.	Viktoria Anatolievna Scherbakova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
37.	Elena Vladimirovna Begalieva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.000006	0.000007
38.	Lyudmila Ivanovna Pshenichnaya	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	0.004	0.0008
39.	Yaroslav Yurievich Cherykov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs	11.09.2006	-	-

			to.			
40.	Irina Vladimirovna Kovalskaya	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
41.	Yuri Alekseevich Kochubeev	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
42.	Yegor Yegorovich Rodin	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
43.	Yu. A. Fetisova	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
44.	V. A. Murashov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-
45.	Closed-type Joint –Stock Company "Insurance company "Kostars"	Room 33-08, 42/3, Leninski prospect, Moscow 117119	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
46.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development "Pochtobank"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
47.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
48.	Closed Joint –Stock Company "Yeniseitelecom "	102, Mira prospect, Krasnoyarsk-17 660017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
49.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz"	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
50.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
51.	Closed Joint –Stock Company "Altayskaya investment company "ALTINCOM"	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
52.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
53.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs	1995	-	-

			to.			
54.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	
55.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
56.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
57.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
58.	Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614062	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
59.	Closed Joint-Stock Company "Tsifrovie telecomunikatsii "	20a, Gagarin St.,Cheboksary 428000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
60.	Closed Joint-Stock Company "AMT"	Office 235, 24, B. Morskaya str., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
61.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
62.	Limited Liability Company "Vyatkasvyazservice"	43/1, Drelevskogo St., Kirov, 610000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
63.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
64.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
65.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
66.	Limited Liability Company Russian-American Joint Venture "Izhcom"	206, K.Marx St., Izhevsk 426057	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
67.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

68.	Open Joint-Stock Company "Giprosvyaz"	11, 3-d Khoroshevskaya St., Moscow 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
69.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
70.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
71.	Open Joint-Stock Company "Uralsvyazinform"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
72.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St., Vladivostok 690600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
73.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
74.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
75.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
76.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
77.	Closed Joint-Stock Company "Teleport-Ivanovo"	90,Tashkentskaya St.,Ivanovo 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
78.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	1995	38.16	50.69
79.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.03.1999	-	-
80.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares	31.10.2002	-	-

			(contributions, parts) making the authorized capital of the party			
81.	Closed Joint-Stock Company "Volgograd-GSM"	21, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.02	-
82.	Open Joint-Stock Company "Healthcare center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	18.12.2000	-	-
83.	Closed Joint-Stock Company "Stavropolskaya sotovaya svyaz"	10/12 Oktyabrskoy Revolyutsii Pr., Stavropol, 355035, Russia	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
84.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
85.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
86.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
87.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	24.01.2001	-	-
88.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.10.2002	-	-
89.	Limited Liability Company " Factorial-	47, Bratski per., Rostov-	The Company is entitled to have at its	31.10.2002	0.00005	-

	99."	on-Don 344082	disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party			
90.	Limited Liability Company " Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	15.01.2003	-	-
91.	Limited Liability Company " UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.03.2003	-	-
92.	Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
93.	Limited Liability Company "Informtech"	7, Sokhanya St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
94.	Limited Liability Company « Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
95.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
96.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
97.	Limited Liability Company «Svyaz-Service-Irga»	21, Yesenin St., Ryazan, RF, 390046	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
98.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
99.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
100.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-

101.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-
102.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
103.	Daughter enterprise Boarding house "Malakhit"	15, Scherbak St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
104.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
105.	Limited Liability Company «Giprosvyaz-Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
106.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
107.	Closed Joint-Stock Company «Globalstar Kosmicheskie telecomunikatsii" (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
108.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
109.	Closed Joint-Stock Company «RTC-Center"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
110.	Open Joint-Stock Company «Regional information networks»	86, Kirov St., Novosibirsk, 630102	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
111.	Closed Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
112.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
113.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
114.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
115.	Dagestan Open Joint –Stock Company of	1, Lenin Pr., Makhachkala,	The person belongs to the group of parties,	1995	-	-

-	Telecommunications and informatics	Dagestan Republic, 367 012	which the Joint –Stock Company belongs to.			
116.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1992	-	-
117.	Closed Joint-Stock Company «Moscow center of new technologies and telecommunications»	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
118.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
119.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
120.	Closed Joint-Stock Company "FK-Svyaz"	14; Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
121.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
122.	Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-
123.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
124.	Closed Joint-Stock Company «Nizhegorodteleservice»	Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
125.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
126.	Closed Joint-Stock Company "RusLeasingSvyaz"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
127.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
128.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint –Stock Company belongs	1991	-	-

			to.			
129.	Closed Joint-Stock Company "Transsvyaz"	2a, Chaadaev St., Nizhny Novgorod, 603035	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997		
130.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
131.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
132.	Limited Liability Company "Parma Paging"	31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
133.	Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar, 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-
134.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
135.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
136.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
137.	Closed Joint-Stock Company "Telephone company - Ural"	48a, Druzhininskaya Str., Ekaterinburg, 620134	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
138.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
139.	Closed Joint-Stock Company "RTCOM"	15, Kosareva Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
140.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
141.	Limited Liability Company "Besprovodnie informatsionnie technologii "	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

142.	Closed Joint-Stock Company "Integrator.ru "	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
143.	Open Joint-Stock Company " Informatsionnie technologii svyazi" ("Svyazintek")	Building 2, 55, Plyuschikha Str., Moscow, 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
144.	Limited Liability Company "Nizhegorodskiy Teleservice "	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
145.	Closed Joint-Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005		
146.	Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
147.	Open Joint-Stock Company "A-Svyaz"	7, Shevchenko Str., Blagoveschensk, 675000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	23.06.2006	-	-
148.	Closed Joint-Stock Company "ATS-32"	94, Mira Str., Irkutsk, 664002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2006	-	-
149.	Closed Joint-Stock Company "ZEBRA TELECOM"	Building 3, 24, Trubnaya Str., Moscow, 103051	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	14.06.2006	-	-
150.	Closed Joint-Stock Company "GLOBUS-TELECOM"	38, Obraztsov Str., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	04.04.2006	-	-
151.	Limited Liability Company "Telecomcenter"	Building 4, 33, Dmitrovskoe shosse, Moscow, 127550	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	-	-	-

II. Changes in the list of affiliated persons occurred during the period

from | 0 | 1 | | 0 | 7 | | 2 | 0 | 0 | 6 | till | 3 | 0 | | 0 | 9 | | 2 | 0 | 0 | 6 |

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	22.06.2006	03.07.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Nikolay Fedorovich Komov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	0.00006	0.00007

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
2	Included in the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Nikolay Olegovich Rik	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
3	Included in the list of affiliated persons:	29.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Lyudmila Ivanovna Pshenichnaya	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	0.004	0.0008

4	Change of the date on which the ground takes effect:	29.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.000008	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	03.07.2006	0.000008	-

5	Change of the date on which the ground takes effect:	29.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

6	Change of the ground and the date on which the ground takes effect:	29.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.07.2005 29.06.2006	-	-

7	Change of the date on which the ground takes effect:	29.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

8	Change of the date on which the ground takes effect:	29.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

9	Change of the date on which the ground takes effect:	22.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-

10	Change of the date on which the ground takes effect:	22.06.2006	03.07.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.06.2006	-	-

11	Change of the date on which the ground takes effect:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-

12	Change of the date on which the ground takes effect:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-

13	Change of the date on which the ground takes effect:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-

14	Change of the date on which the ground takes effect:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-

15	Change of the date on which the ground takes effect:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-

16	Excluded from the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Andrey Alexandrovich Litvinov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

17	Excluded from the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Nikolay Vladimirovich Martynenko	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	0.00015	0.0001105

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

18	Excluded from the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Alexander Markovich Roitblat	Stavropol, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	0.02	0.0152050

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

19	Excluded from the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Valery Anatolievich Moskalev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

20	Excluded from the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Lyudmila Nikolaevna Krasulya	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	0.00013	0.00017

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

21	Excluded from the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Irina Viktorovna Prokofieva	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

-	-	-	-	-	-

22	Change of the ground and the date on which the ground takes effect:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company The person belongs to the group of parties, which the Joint –Stock Company belongs to.	22.07.2005 29.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Dmitri Georgievich Lyakh	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	29.06.2006	-	-

23	Change of the date on which the ground takes effect:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 16.06.2006	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 01.08.2006	--	-

24	Included in the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	0.000004	0.000003

25	Included in the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Stanislav Petrovich Borodin	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	-	-

26	Included in the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yuri Valentinovich Metla	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	0.0003	0.01

27	Excluded from the list of affiliated persons:	28.04.2006	28.08.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Closed Joint-Stock Company «Svyazinformkomplekt»	4a, Darvin St., Chelyabinsk, 454087	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

28	Excluded from the list of affiliated persons:	06.06.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company " Tsentr vnedreniya spetsializirovannikh system"	161, Kirov St., Chelyabinsk, 454005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

29	Excluded from the list of affiliated persons:	29.06.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company "Telebarents"	37, Parkovaya St., Petrozavodsk, 185014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

-	-	-	-	-	-

30	Excluded from the list of affiliated persons:	07.06.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Vlad Page"	42, Gorky St., Vladimir 600000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

31	Included in the list of affiliated persons:	23.06.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Open Joint-Stock Company "A-Svyaz"	7, Shevchenko Str., Blagoveschensk, 675000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	23.06.2006	-	-

32	Included in the list of affiliated persons:	27.06.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "ATS-32"	94, Mira Str., Irkutsk, 664002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2006	-	-

33	Included in the list of affiliated persons:	14.06.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "ZEBRA TELECOM"	Building 3, 24, Trubnaya Str., Moscow, 103051	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	14.06.2006	-	-

34	Included in the list of affiliated persons:	04.04.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "GLOBUS-TELECOM"	38, Obraztsov Str., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	04.04.2006	-	-

35	Included in the list of affiliated persons:	01.08.2006	01.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Telecomcenter"	Building 4, 33, Dmitrovskoe shosse, Moscow, 127550	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	-	-	-

36	Change of the address:	07.02.2006	28.08.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint-Stock Company "RTCOM"	54, Kommunisticheskaya Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "RTCOM"	15, Kosarev Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

37	Change of the date on which the ground takes effect:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.00007	0.00009

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.00007	0.00009

38	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yaroslav Yurievich Cherykov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

39	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yuri Alekseevich Kochubeev	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

40	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yegor Yegorovich Rodin	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

41	Excluded from the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Yuri Nikolaevich Belov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.0003	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

42	Change of the date on which the ground takes effect:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

43	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7

Yu. A. Fetisova	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

44	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
V. A. Murashov	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

45	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Anatolievich Dobryakov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

46	Excluded from the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Julia Aleksandrovna Kushavina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

47	Change of the date on which the ground takes effect:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

48	Change of the date on which the ground takes effect:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

49	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Viktoria Anatolievna Scherbakova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

50	Change of the date on which the ground takes effect:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

51	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Elena Vladimirovna Begalieva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.000006	0.000007

52	Change of the date on which the ground takes effect:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	0.0001	-

53	Excluded from the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Igor Evghenievich Nefyodov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	0.0001

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

54	Included in the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Irina Vladimirovna Kovalskaya	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	11.09.2006	-	-

55	Change of the ground and the date on which the ground takes effect:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	01.08.2006	0.000004	0.000003

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeny Borisovich Rzhevsky	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.08.2006 11.09.2006	0.000004	0.000003

56	Excluded from the list of affiliated persons:	11.09.2006	11.09.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Oksana Valerievna Dybanj	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code: | 0 | 0 | 0 | 6 | 2 | - | A |

For the 3rd quarter of 2006

Registered office: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the given quarterly report shall be disclosed in accordance with the legislation of the Russian Federation on securities

General Director of "UTK" PJSC	(signature)	A. V. Andreev Full name
" 10 " November 2006		
Chief Accountant of "UTK" PJSC	(signature)	T. V. Rusinova Full name
" 10 " November 2006 Seal		

Contact person:	*Julia Konstantinovna Omelchenko, Head of the section for securities and work with shareholders*
Phone:	*(861) 253-02-07*
Fax:	*(861) 253-19-69*
e-mail:	*ocb@mail.stcompany.ru*
Internet web-site:	*http://www.stcompany.ru/investor/openinfo*

CONTENTS

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Issuer's location address.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (861) 253-20-56
e-mail: operator@mail.stcompany.ru

4. Internet web-site.

http://www.stcompany.ru/investor/openinfo

5. Essential information about Issuer's outstanding securities.

Kind of securities	Category (type) of securities	Series of securities	Form of securities	Number of placed securities (units)	face value of one security (RUR)	Full name of securities
Shares	Ordinary	-	registered non-documentary	2, 960, 512, 964	0.33	registered non-documentary ordinary shares
Shares	Preference type A	-	registered non-documentary	972, 151, 838	0.33	registered non-documentary preference type A shares
Bonds	Interest-bearing	02	documentary pay-to-bearer	1, 500, 000	1, 000	series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	03	documentary pay-to-bearer	3, 500, 000	1, 000	series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	04	documentary pay-to-bearer	5,000,000	1,000	series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of

telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about the persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who have signed the quarterly report.

1.1. Persons forming the Issuer's governing bodies.

The Issuer's governing body	Name, surname	Year of birth
Personal membership of the Issuer's Board of Directors:	Stanislav Nikolaevich Panchenko (Chairman)	1945
	Boris Dmitrievich Antonyuk	1949
	Valentina Fyodorovna Veremianina	1966
	Andrey Alexandrovich Vinkov	1977
	Anatoly Anatolievich Gavrilenko	1972
	Yevgeny Petrovich Yenin	1958
	Elena Viktorovna Zabuzova	1950
	Denis Viktorovich Kulikov	1975
	Ekaterina Alexandrovna Punina	1973
	Elena Petrovna Selvich	1968
	Yuriev Vladimir Pavlovich	1946
Personal membership of the Issuer's collegiate executive body (Management Board).	Andreev Alexander Vladimirovich (Chairman)	1954
	Borodin Stanislav Petrovich	1966
	Devyatkina Lyudmila Ivanovna	1955
	Kondrakov Denis Yurievich	1977
	Metla Yuri Valentinovich	1950
	Poyarkov Yevgeni Nikolaevich	1943
	Rzhevsky Yevgeny Borisovich	1971
	Rusinova Tatyana Viktorovna	1958
	Statuev Vladislav Andreevich	1956
The person acting as the Issuer's individual executive body (General Director):	Andreev Alexander Vladimirovich	1954

1.2. Information about the Issuer's bank accounts

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Krasnodar branch № 8619 of the South-western bank of the Joint-stock commercial bank, Savings Bank of the Russian Federation	Krasnodar OSB № 8619 of the South-western bank of the RF SB	65, Gimnazicheskaya Str., Krasnodar, 350000	7707083893	40702810930000100148 40702810330010120048 40702810530010120521 40702810430020102244 40702810930020102317 40702810630000100147 40702810030000100145 40702810330000100146 40702810430000100143 40702810530000100124 40702810830000100125 40702810130000100126 40702810430000100127 40702810730000100128 40702810130000100142	settlement	040349602	30101810100000000602
Inter-regional commercial bank for communications and informatics development (open Joint –Stock Company)	Krasnodar branch of OJSC AKB "Svyazbank"	383, Severnaya Str., Krasnodar, 350002	7710301140	40702810300340000012	settlement	040349796	30101810100000000796

1.3. Data on Issuer's Auditor (Auditors)

Full name: *"Ernst and Young" Company with Limited Liability*

Abbreviated name *"Ernst and Young" LLC*

Location: *building 1, 77, Sadovnicheskaya nab., Moscow, Russian Federation, 115035*

Tel: *(095) 755-97-00*

Fax: *(095) 755-97-01*

Data on Auditor's license:

No. of license for auditing: *E002138*

Date of issue: *30.09.2002*

Period: *till 30.09.2007*

Authority issuing the license: *Ministry of Finance of the Russian Federation*

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) statements: *2005*

Factors that may have influence on independence of the auditor on the issuer including information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials) as well as measures that have been taken by the Issuer and the auditor to reduce the influence of the said factors:

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: *none*

Granting loans and credits by the issuer to the auditor (auditor's officials):

no loans or credits have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) *auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements;*
2) *auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);*
3) *auditing companies whose* **executive officers and other officials are** *founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements*;
4) *auditing companies whose executive officers and other officials are immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);*
5) *auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in*

relation to affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);

6) *auditing companies and auditors who provided services on accounting and making financial reports to natural and legal entities – in relation to such persons - until three years after provision of such services.*

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Measures undertaken by the Issuer and the Auditor to reduce the effect of the specified factors: *due to absence of factors which may influence the auditor's independence from the Issuer, the Issuer and the Auditor undertook no such measures. The main action undertaken by the Issuer for non-occurrence of the specified factors was inclusion of conditions of the Auditor's independence from the Issuer into the conditions of rendering audit services.*

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial statements.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.

On March 3, 2005 the Board of Directors of the Issuer approved the Provisions on the procedure for holding a contest for selection of an auditing company for performing audit of accounting procedures and financial statements of "UTK" PJSC.

At the session of the Audit Committee of UTK's Board of Directors held on April 14, 2006 Ernst and Young LLC was proposed to be appointed the Auditor of "UTK" PJSC for 2006.

The auditor is to be approved by the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the authorized capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should a proxy sign the request, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:
No such work has been performed.

Procedure of determining the auditor's compensation:

Size of compensation to be paid to auditor shall be determined by the Issuer's Board of Directors.

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

Full name: *"ROSTO" Company with Limited Liability*

Abbreviated name *"ROSTO" LLC*

Location: *102, Novorossiyskaya Str., Krasnodar, 350058*

TIN*: 2308057388*

Postal address: *102, Novorossiyskaya Str., Krasnodar, 350058*

Tel., fax: ***(861) 255-00-49***

E-mail: ***élan@istnet.ru***

Services rendered by the Appraiser:

The Company appraised the market value of its assets by direct recalculation on the basis of the documented market prices.

1.5. Data on the Issuer's Consultants

No Financial Consultant in the reporting period

1.6. Data on Other Parties Who Have Signed the Quarterly Report

Only the officials of the Issuer have signed quarterly report for the accounting period

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

Key financial highlights

Index	**Calculation procedure**	**9m 2006**	**9m 2005**
Net assets, RUR	According to the order established by the Ministry of Finance of the Russian Federation and the Federal commission for joint-stock companies	14,158,312,000	12,,712,673,000
Borrowed funds to the capital and reserves ratio, %	(Long-term liabilities as at the end of the accounting period + Short-term liabilities as at the end of the accounting period) / Capital and reserves as at the end of the accounting period x 100	200.20	245.51
Short-term liabilities to the capital and reserves ratio, %	Short-term liabilities as at the end of the accounting period / Capital and reserves as at the end of the accounting period x 100	77.78	157.55
Debt coverage, %	(Net profit for the accounting period + depreciation charges for the accounting period) / (liabilities subject to repayment in the accounting period + Interest payable in the accounting period) *100	12.05	9.8
Overdue debt level,%	Overdue debt as at the end of the accounting period / (Long-term liabilities as at the end of the accounting period + Short-term liabilities as at the end of the accounting period) x 100	2.91	0.56
Turnover rate of accounts receivable, times	Revenue from sale of goods, products, works, services less value added tax, excises and similar taxes and obligatory payments / (accounts receivable as at the end of the accounting period – debts of participants (founders) under contributions in the charter capital as at the end of the accounting period	8.83	11.00
Portion of dividends in profits, %	(Ordinary dividend based on the results of the completed fiscal year) / (Net profit of the completed fiscal year – preferred dividend of the	-	-

Index	Calculation procedure	9m 2006	9m 2005
	completed fiscal year) x 100		
Labor productivity, RUR per employee	(Revenue) / (Average number of employees (workers) on payroll	369,315.30	350,257.84
Depreciation to revenue ratio, %	(Depreciation charges) / (Revenue) x 100	15.10	12.74

The above indexes were calculated by the method recommended by the Provisions on information disclosure by the issuers of emissive securities approved by the Order of the RF FFMS № 05-5/pz-n of March 16, 2005.

Analysis of the Issuer's creditworthiness and credit risk level as well as its financial profile based on economic analysis of the specified indexes' dynamics:

Net assets value is the basic parameter of a company's financial stability. In 2006 net assets value demonstrates an upward trend. During the first nine months of 2006 net assets increased by 11.37 % over 9m2005. As of 30 September 2006 net assets considerably exceeded the size of the Issuer's authorized capital (by 10.9 times).

The next two indexes characterize a company's dependence from borrowings. The borrowed funds-to-capital and reserves ratio (financial dependence ratio) shows the borrowed funds amount per 1 ruble of the company's equity capital. In 9m2006 the percentage of borrowed capital in the structure of Company's liabilities decreased by 18.46% over 9m2005.

The index "overdue debt level" should tend to zero, showing that a company is "healthy" and able to repay its debts without significant delay. As of 30 September 2006 this parameter was 2.91%. Accounts receivable turnover rate shows increases and decreases in trade credit granted by a company. In 3Q2006 this indicator was 8.83 times.

Labor productivity is an the important indicator describing volume of products output per one employee. During the analyzed period labor productivity index had an upward trend due to improvements in employees' professional skills and roll-out of new production technologies. 9m2006 Labor productivity increased by 5.44% or by 19,057.46 rubles per employee over 9m2005.

Depreciation to revenue ratio has been constantly growing in the reporting period due to great amount of PP&E put into operation.

2.2. The Issuer's Market Capitalization

Market capitalization of the Issuer for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years and on the expiry date of the last complete accounting period:

Date	Market capitalization, USD*	Rate of exchange**
31.12.2001	79,637,115*	30.1400
31.12.2002	258,739,486*	31.7844
31.12.2003	347,793,753*	29.4545
31.12.2004	279,433,761*	27.7487
31.12.2005	509,571,835**	28.7900
30.09.2006	470,962,973*	26.7799

** - according to RTS stock exchange;*
*** according to MICEX stock exchange .*

The Issuer's market capitalization shall be calculated as the product of the number of shares of a corresponding category (type) multiplied by the market price of one share disclosed by the organizer of trade in the securities market. Market capitalization is calculated by the method for determining the Issuer's market capitalization recommended by the Provisions №05-5/pz-n on information disclosure by the issuers of emissive securities approved by FFMS of Russia.
Market price shall be calculated in accordance with RF FCSM Decree № 03-52/ps of 24.12.2003 taking into account requirements for organizers of trade set forth in FFMS Order № 04-1245/pz-n of 15.12.2004.

2.3. Issuer's Liabilities

2.3.1. Accounts payable

Description	9months 2006
Accounts payable – total, RUR ths	26,006,972
Overdue accounts payable, RUR ths	806,890

Kind of overdue debts:
The outstanding debt to Vneshtorgbank under the agreements № 109-1-1-27 of 19.06.1996, № 56-1-1-27 of 21.03.1995, № 113-1-1-27 of 19.06.1996, № 223-1-1-27 of 10.07.1997, № 53-1-1-27 of 21.03.1995, № 207-1-1-27 of 10.07.1997, № 148-1-1-27 of 02.12.1996, № 66-1-1-27 of 21.03.1995, № 67-1-1-27 of 12.03.1995, № 225-1-1-27 of 10.07.1997, № 108-1-1-27 of 19.09.1996, № 143-1-1-27 of 02.12.1996.

Reason for non-execution of obligations: ***default of 1998***

Consequences that have already occurred or may occur in the future due to non-execution of its obligations:
In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 806,890 thousand rubles as of 30 September 2006.

Sanctions imposed on the Issuer: ***none***

Term (proposed term) of the overdue debts' repayment:
As of 30 September 2006 total amount of debts due to Vnesheconombank is reflected in the financial accounts as a portion of short-term debts. The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

Structure of the Issuer's payables as of 30 September 2006

Payables	Period in which the debt is to be paid	
	within 1 year	More than one year
Accounts payable to suppliers and contractors, RUR	2,568,017,727	2,135,191,993
Including overdue payables, RUR	0	x
Accounts payable to the Company's employees, RUR	140,754,955	0
Including overdue payables, RUR	0	x

Payables	Period in which the debt is to be paid	
	within 1 year	**More than one year**
Accounts payable to budget and government out-of-the-budget funds, RUR	445,735,775	57,597
Including overdue debts, RUR	0	x
Credits, RUR	1,377,455,190	6,431,482,500
Including overdue debts, RUR	806,890,073	x
Loans, total, RUR.	4,114,818,540	7,294,212,318
Including overdue payables, RUR	0	x
Including bonded debts	0	0
Including overdue bonded debts, RUR	0	x
Other accounts payable, RUR	1,499,245,819	0
Including overdue payables, RUR	0	x
Total debt, RUR	**10,146,028,006**	**15,860,944,408**
Including overdue debts, RUR	806,890,073	x,

Creditors, the debt to which is at least 10 per cent of the total debt:
Full and abbreviated registered names: Open Joint –Stock Company "RTC-LEASING" / OJSC "RTC-LEASING".
Location: building 2A, 42 Schepkina Str., Moscow, 129110
Accounts payable as of 30.09.2006: 3,602,778 thousand rubles
Accounts payable overdue: none
This creditor is not the Issuer's affiliated person.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years, and effective on the expiry date of the accounting period, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 5 or more per cent of the value of net assets of the Company, as well as of other credit or/and any agreements of loan that the Issuer considers material:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date	Any delay in execution of liabilities
31.12.2001 – No such liabilities				
31.12.2002 – No such liabilities				
31.12.2003				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2004				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2005				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	none

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date	Any delay in execution of liabilities
30.09.2006				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	none
Credit in US dollars	Credit Suisse International	$ 125,000,000	21.09. 2013	none

Information on execution of the liabilities under each bond issue which total par value makes 5 and more percent of the balance sheet value of net assets of the Company as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue, and in case the bond placement is not completed or the state registration of the Report on the results of the bond issue is not effected for any other reasons, - as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.

Description of the bond issue	Date of the state registration of the Report on the results of the bond issue	Total par value of the bond issue, RUR ths	Balance sheet value of the net assets of the Issuer, RUR ths	Share of total par value of the bond issue in the balance sheet value of the net assets, %	Maturity date	Any delay in execution of obligations
series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	21.10.2003	1,500,000	25,387,823	5.91	Three years / 14.09.2006	None
series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	11.11.2004	3,500,000	40,724,263	8.59	Five years / 10.10.2009	None
series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	12.01.2006	5,000,000	43,473,271	11.50	Four years / 09.12.2009	None

** - Balance sheet value of the net assets of the Issuer is recorded as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.*

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Description	3Q2006
Issuer's liabilities of security granted to third parties, total, RUR ths	0.00
Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of a pledge or surety, ths RUR.	0.00

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets: ***this***

type of security was not granted

2.3.4. Other liabilities of the Issuer.

The Issuer's agreements including urgent transactions not reflected in the balance sheet that may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

During the reporting period the Company did not issue any securities distributed by public or private subscription.

2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

2.5.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. One of the major factors of uncertainty still remains a tariff reform, character and terms of which remain unclear.

Deterioration of the market position of the Company can be caused by the following factors:

- *decrease in demand for services by the business sector in case of possible change of world prices for energy resources and non-ferrous metals;*
- *general downfall of the production volumes and economic growth impairment;*
- *the ruble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;*
- *higher competition in the mobile communication sector by the largest mobile operators (OJSC "MTS", OJSC "MegaFon", OJSC "Vympelcom"). We consider this risk to be the most essential of sector risks in the long term;*
- *higher tariffs of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;*
- *economic risks typical for the Russian Federation in general, including predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.*

In case of unfavorable development of the situation in the region the Issuer plans to:

- *optimize its operating costs structure;*
- *reduce enterprise's expenses, including reduction and revision of Issuer's investment program;*
- *change the structure of provided services in order to maximize the profit.*

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. The portion of imported equipment or its component parts is significant. So, change in prices for such equipment may affect the Issuer's business.

Generally, influence of sector risks on the Issuer's business is estimated as moderate. Due to the Company's consolidation, "UTK" PJSC has obtained an opportunity to use unified infrastructure and technical means of the South of Russia, that allows to provide customers with the broadest

range of telecom services in the regional market, as well as to develop inter-regional communication networks in order to reduce the cost of services and to increase profitability.

Though sector risks are unlikely to occur, the specified risks may result in decrease of the Issuer's revenues that will have an adverse effect on its paying capacity and fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market). Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. In particular, within the framework of reform of pricing of telecom services, local tariffs are to be increased and cross-subsidy of local telephony at the expense of long-distance services is to be eliminated. Work on improvement of tariff policy is carried out by holding of Svyazinvest together with Ministry of information technologies and communications of the Russian Federation, Federal Service for Tariffs and Federal Communications Control service.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to the law, interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal service operator to be named in a bidding shall provide a universal communication service. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto. The "universal service" mechanism is to be introduced in the Russian Federation in 2006.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities. Article 57 of the Federal law "On Communications" defines the requirements for provision of universal services:

rendering universal services provided from payphones – it must not take more than one hour for a user of universal services to arrive at a payphone on foot; at least one payphone must be installed in each inhabited locality and it must ensure free access to emergency services.

rendering universal services of data transmission and Internet access provided from public access centers – at least one public Internet access center must be organized in each settlement having more than 500 inhabitants.

"UTK" PJSC took part in the biddings on provision of universal services in Rostov and Astrakhan regions, announced by the Ministry for information technologies and communication. According to the results of the biddings the Company won:

in bidding 47 on rendering universal services provided from payphones in the Astrakhan region;

in bidding 53 on rendering universal services provided from payphones in the Rostov region.

According to the decision of the Bidding Commission the Company concluded agreements with the Federal Communications Agency on rendering universal services provided from payphones with respect to 11 lots in the Rostov region and 2 lots in the Astrakhan region. Under the terms of the agreements "UTK" PJSC is obliged to start provision of universal services no later than six months after the date of signing the agreement (at least one payphone per each lot should be in service), all payphones under the agreement should be put into service no later than 12 months from the date of signing the agreement.

Federal Communications Agency plans to hold biddings on provision of universal services in other regions of UTK's licensed territory in the fourth quarter of 2006.

2.5.2. National and regional risks

Main factors of national risks are the following:

- ***imperfection of the legislation regulating economic relations;***
- ***inefficiency of judicial system;***

Economic situation in Russia may become worse in case of the following material changes: drastic changes of national currency exchange rate that may result in reduction of the number of industry and agricultural enterprises of all forms of ownership operating in the district, growth of unemployment, decrease in the solvent demand of population. Such succession of events would result in suspension of the Issuer's investment program, decrease in volume of telecommunications services provided by the Issuer in the territory of the Southern federal district, and slowdown of revenue base growth.

Results of the elections to the State Duma and the presidential elections in Russia held on March 14, 2004 allow to predict with confidence that economic, legal and other reforms in the country will be continued that will result in increase in political and economic stability. In connection therewith we can speak about the essential downtrend of national risks. Their effect on the Issuer's economic operations can be recognized immaterial in the intermediate- term prospect.

On December 15, 2005 international rating agency Standard & Poor's raised the long-term foreign currency credit rating of the Russian Federation from "BBB-" to "BBB" and the long-term local currency credit rating from "BBB" to "BBB+". Standard & Poor's also upgraded short-term senior credit rating of the Russian Federation from "A-3" to "A-2" and affirmed its "ruAAA" rating according to national scalee. The outlook is stable. Analytics consider, that the rating growth will not effect materially the Russia economy.

Regional risks should be estimated as more significant, than national ones due to the fact that the Issuer operates in the territory of Northern Caucasus, which is the most politically unstable region of Russia.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. There is a risk of armed conflicts in Northern Caucasian republics and, therefore, faulty operation of cellular operators, serving the territory, and increase in traffic volume passing through UTK's communication networks. In case of emergency all communication facilities will be under strong protection of security service of "UTK" PJSC and FGUP "Svyaz -Bezopasnost". However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations. However contradictions between the central and regional authorities can create uncertainties in the sphere of the Company's operations that may affect its long-term planning and costs of investments in Russia.

The territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of

consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

In case of any deterioration of the situation in the district, the Issuer will fulfill its obligations under securities at the expense of its operating profit and, if necessary, it will attract commercial bank credits for that purpose.

On the basis of the abovementioned facts we can make a conclusion about the moderate level of regional risks.

2.5.3. Financial risks

Risks associated with change of interest rates, exchange rate of foreign currencies (in connection with the Issuer's operations or hedging carried out to reduce adverse results of the above-stated risks):

The situation in the credit market is characterized by stable interest rates having an insignificant downtrend that allows to speak about the insignificant risks connected with change of interest rates.

Interest rates of commercial banks being reduced, the Issuer undertakes measures on change of conditions of the current credit contracts and agreements relating to reduction of cost of credits. Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

Influence of the change of the exchange rate on the financial condition of the Issuer (its liquidity, sources of financing, performance results) (currency risks):

The risk remains that rate of growth of tariffs will lag behind rates of falling of a ruble exchange rate. It is expected that the Issuer will not experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of ruble of the Russian Federation in relation to US dollar and euro. Should a dollar exchange rate increase, the Issuer will replace obligations nominated in US dollar with ruble obligations.

During the last years the inflation rate in Russia has been decreasing. In 2002 the inflation rate was 15.1 %, in 2003 – 12 %, in 2004 – 11.6 %, in 2005 – 10.9%. The RF Ministry of Finance predicts that in 2006 the inflation rate will be the lowest in the newest history of Russia (8 – 9%).

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates increasing to critical 25%, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.

Indicators of the financial statements of the Issuer most subject to financial risks:

In the Issuer's opinion, main financial indicators of the Issuer - profit and cost price of services - are most subject to influence of the financial risks listed herein. Financial risks have a minimum effect on revenues. Probability of financial risks listed herein (sudden change of exchange rates, inflation, growth of interest rates) is estimated by the Issuer as low for the nearest years. Nevertheless, should such risks occur, cost price of services provided and reduction of profit are possible and it can be compensated by tariff growth and decrease in volume of borrowed funds.

Risks influencing the financial indicators of the Issuer	**Probability of their occurrence**	**Changes in financial reports**
Change of interest rates	Low	Change of interest rates may influence the Issuer's policy on debt management

Risks influencing the financial indicators of the Issuer	Probability of their occurrence	Changes in financial reports
Change of the exchange rate	Low	Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.
Inflation	Low	Inflation may result in increase of expenses of the Company (because of the increased prices of fixed assets, materials, works and services of outsider organizations)) and, as a consequence, in a drop in profits of the Issuer and, respectively, in the profitability of its business. Besides, growth of inflation will lead to an increase in the borrowed funds value for the Issuer, which may result in shortage of the Company's working capital.

2.5.4. Legal risks

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. In this connection we describe legal risks only for domestic market.

Risks of change of currency exchange regulations:

Risks connected to change of currency exchange regulation are minimal in the Issuer's opinion. Risks connected to the change of the currency exchange legislation are being reduced due to the current policy on liberalization of currency exchange regulation.

Risks of change of tax legislation:

Recent amendments were introduced in the Tax Code of the Russian Federation # 117-FZ of 5 August 2000 by the Federal Law #75-FZ of 3 June 2006 "On making amendments in the second part of the Tax code of the Russian Federation and Article 1 of the Law of the Russian Federation "On Foreign Investments in the Russian Federation".

Federal law No. 137-FZ "On Amending Some Legislative Acts of the Russian Federation and Declaring Some Provisions of the Legislative Acts of the Russian Federation Invalid Due to the Implementation of Measures Aimed at Modernization of Administrative Procedures for the Disputes Settlement" dated November 4, 2005 has become effective since January 1, 2006.
This Law
1) expands authority of tax bodies related to:
a) determination whether a taxpayer is guilty or not of tax violations; establishment of the circumstances significant for determination of liability for violations: mitigating and aggravating (Articles 108, 112 of the RF Tax Code);
b) out-of-court procedure for levying tax penalties from organizations and individual entrepreneurs (Article 103.1 of the RF Tax Code);
2) defines the procedure for levy of underpaid amounts on insurance payments, penalties and penalizing interest based on the decisions of regional bodies of the Russia Pension Fund including indisputable levy of penalties and underpaid amounts and penalizing interest (Article 25.1 of Federal Law N 167-FZ of 15.12.2001);
3) enables the Russia Pension Fund bodies to settle disputes with payers (Articles 25, 25.1 of Federal Law N 167-FZ of 15.12.2001);

Russian tax legislation is subject to varying interpretations and frequent changes. Recent events in

the Russian Federation show that the interpretation of the tax legislation by the tax authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

Recent court decisions of various degrees of jurisdiction of the Russian Federation on privatization and taxation matters casting doubt on some law interpretations, that has been universally accepted until recently, increase risk of possible trials for many Russia companies, including the Issuer.

The Issuer's management believes that the corresponding provisions of the current law are interpreted by it correctly, and the position of the Company in respect to law observance is most likely to remain intact. At the same time it is highly probable that the current opinions of the Issuer's management in respect of some law interpretations and taxation mattes can be later on considered by the state fiscal bodies as not having sufficient ground. Financial (accounting) reports does not contain corrections which may be needed due to such uncertainties and opinions of the Issuer.

Risks associated with change of customs laws and duties:

Most recent amendments in Customs Code of the Russian Federation № 61-FZ of 28.05.2003 were introduced by the Federal Law #26-FZ of 18.02.2006 "On making amendments in the Custons Code of the Russian Federation and the Federal Law "On special protection, antidumping and compensatory measures when importing products".

As the most part of acquired telecommunications equipment is imported or made of component parts of foreign manufacture, change of the customs Rules and customs duties can result in certain risks for the Issuer associated with rise in prices of acquired equipment.

Russian customs legislation is subject to varying interpretations and frequent changes. Recent events in the Russian Federation show that the interpretation of the customs legislation by the customs authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

In order to protect domestic manufacturers the Government of the Russian Federation may increase import duties, so in the future the Issuer may face the risk of increase in import duties.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included):

The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law "On Telecommunications" effective since January 1, 2004.

A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect these risks on the Issuer's business.

Risks of changes in judiciary practices on the matters relating to the Issuer's activity (including on licensing matters) which can have an adverse effect on its performance results as well as the results of the current litigations in which the Issuer is a participant:

Changes in court practices on the matters relating to the Issuer's activity are possible due to coming into force of the new law "On Telecommunications". Such changes in court practices are possible in favor of both the Issuer and its opponents. There is also a risk of occurrence of new kinds of litigations.

Changes in court practices on the matters relating to the Issuer's activity cannot affect essentially its performance results, as well as the results of the current lawsuits of the Issuer with the third parties as the current lawsuits have no adverse effect on the Issuer's core activity (volume of claims against the Issuer under the existing lawsuits is insignificant in proportion to its total turnover).

At present main legal risks are associated with uncertainties in legal regulation of separate kinds of services and conditions of economic activities in the telecommunications sector after coming into force since January 01, 2004 of Federal law № 126-FZ "On Telecommunications". More than 30

statutory acts regulating various operations in the sphere of rendering telecom services should be developed and accepted in connection with the new Law. But till now such statutory acts are under development stage, and the existing by-laws do not fully correspond to the requirements of the new law.

2.5.5. Risks connected to the Issuer's activity

Company-specific risks, including:

Risks related to the current litigations in which the Issuer is a participant:

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 28,200,871.31 EURO.

The parties agreed to settle the claim through amicable agreement which is now being prepared for signing. The hearing of the case has been postponed till October 16, 2006.

In 4Q2005 "UTK" PJSC registered a claim in the arbitration court contesting the decision of tax bodies, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005. The hearing of the case has been postponed.

Risks concerning a possibility of prolongation of the Issuer licenses:

In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of "UTK" PJSC licenses expires at different times in the range of the years 2006 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. "UTK" PJSC has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks concerning a possibility of prolongation of the Issuer's licenses for use of objects having limited circulation (including natural resources):

At present such risks are considered as minimal.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

Risks related to liabilities of the Issuer for the debts of its subsidiaries are minimal, as the Issuer has no right to give obligatory instructions for subsidiaries (such right is not stipulated by the charters of subsidiaries or by the contracts with them).

Risks associated with possible loss of customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services):

There are no customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services). Therefore, there are no risks associated with possible loss of such customers.

Other risks:

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers amounted to 131,361 ths rubles as of 30 September 2006.

Since January 1, 2005 Article 47 of Federal Law «On Telecommunications» №126-FZ has come into force. This Article changed the order of providing certain benefits to privileged customers when telecom operators rendered telecom services to such customers at reduced cost and then received

tariff compensation from the state budget. The new order obliges privileged customers to pay in full for telecom services provided with the subsequent reimbursement of their expenses by the state budget of a corresponding level. The Issuer's management believes that monetization of benefits will allow the Company to reduce this type of receivables.

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

The registered name of the Issuer is not similar to the name of any other legal entity.

The registered name of the Issuer is not registered as a trademark or a service mark.

Information about the previous Issuer's full and abbreviated registered names and legal organizational forms, dates and grounds of the changes.

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name: *PJSC "UTK"*

Date of change: *28.06.2001*

Grounds for the change:

Resolution of the General Shareholders' Meeting of "Kubanelectrosvyaz" Open Joint –Stock Company of 30.05.2001 on making amendments in the Charter about renaming the Company into Public Joint –Stock Company "Southern Telecommunications Company"(registered by the Registration Chamber of Krasnodar №16048 of 28.06.2001).

Issuer's full registered name:

Open Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: *"Kubanelectrosvyaz" OJSC*

Date of change: *06.06.1996*

Grounds for the change:

Bringing the Issuer's legal-organizational form to conformity with the Civil Code of the Russian Federation on the basis of the Minutes of the General Shareholders' Meeting of 22.05.1996 (The changes were registered by the Registration Chamber of Krasnodar № 2893 of 06.06.1996).

Issuer's full registered name:

Open-type Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: *"Kubanelectrosvyaz" OJSC*

Date of change: *20.05.1994*

Grounds for the change:

Open-type joint-stock company "Kubanelectrosvyaz" was founded according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: ***20.05.1994***

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): ***series A № 494***

State registration number: ***186-p***

Authority of state registration: ***Registration Chamber of Krasnodar***

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: ***02.08.2002***

Number of the certificate: ***series 23 № 003062350***

State registration number: ***1022301172112***

Name of registering authority: ***Interregional inspectorate on the largest taxpayers of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.***

3.1.3. History of Issuer's Foundation and Development

The Issuer has existed for 12 years and 1 month since the date of its state registration.

The Issuer has been established for an unlimited period.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities, which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

21.05.2002 "UTK" PJSC shares are included in the list of securities, which can be subjects of transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, № 16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

18.12.2002 "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

29.09.2003. The international rating agency "Standard & Poor's" raised corporate governance score (CGS) of "Southern Telecommunications Company" PJSC ("UTK" PJSC) to "CGS-5.6» from "CGS-5.2".

28.05.2004 Russian Institute of Directors and Expert RA Rating Agency consortium ("RID-Expert RA") assigned its "B++" national rating of corporate governance to "Southern Telecommunications Company" PJSC. The assigned rating confirms that "UTK" PJSC does not break the requirements of the Russian legislation in the sphere of corporate management and follows the main recommendations of the Code of corporate conduct by the FFMS.

22.11.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5+' to 'CGS-5'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.6' to 'CGS-5.2'.

24.12.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5' to 'CGS-4'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.2' to 'CGS-4.4'.

31.01.2005 The rating agency «Expert RA» in cooperation with the Russian institute of directors confirmed its national scale B++ rating assigned to "UTK" PJSC.

24.08.2005 The rating agency «Expert RA» performed monitoring of the Company's corporate governance practices and confirmed its national scale B++ rating assigned to "UTK" PJSC on January 31,2005.

29.11.2005 The Krasnodar krai Government rewarded winners of the contest of 2004 annual reports among Kuban open joint-stock companies. 52 companies took part in the contest. "UTK" PJSC has become a winner in two nominations: « The best information disclosure» and «The best sector report »

01.12.2005 "UTK" PJSC was the first in the nominations "The Best information disclosure for investors " and "The Best information disclosure for customers " at VIII Annual competition of annual reports and corporate sites organized within the framework of the Federal Investment Forum in Moscow.

05.12.2005 Standard & Poors Governance Services raised its corporate governance score (CGS) on Southern Telecommunications Company to CGS-4+ from CGS-4. At the same time, Standard & Poors raised its Russia national scale CGS on the company toCGS-4.6 from CGS-4.4.

14.12.2005 Annual Report of "UTK" PJSC has become a winner in the nomination "Internet" at VII Contest "Best annual reports of Russian companies" organized by the rating agency «Expert RA». Annual reports were analyzed and estimated and short-lists were formed in strict accordance with methodology specially developed and approved by company "PricewaterhouseCoopers". 95 Russian companies took part in the contest. The decision was made by the commission of experts including representatives of state bodies and largest news agencies, directors of sock exchanges and investment banks as well as leading experts of consulting and design companies.

13.02.2006 Standard & Poors Governance Services downgraded its corporate governance score (CGS) on Southern Telecommunications Company from CGS-4+ to CGS-4 due to incomplete disclosure of information on details of tax claims brought against the Company. At the same time, Standard & Poors downgraded its Russia national scale CGS on the company from CGS-4.6 to

CGS-4.4.

27.06.2006. Public Joint –Stock Company "Southern Telecommunications Company" held its annual General Shareholders' Meeting in the form of joint personal presence of shareholders.

The list of persons entitled to participate in the Annual General Shareholders' Meeting was made up on the basis of the register of shareholders as of May 11, 2006.

The agenda of the annual General Shareholders' Meeting:

- ***Approval of annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2005 financial results.***
- ***Approval of 2005 dividend size, its payment form, schedule and procedure under each category of shares.***
- ***Election of the members to the Company's Board of Directors.***
- ***Election of the members to the Company's Auditing Commission.***
- ***Approval of the Company's Auditor for the year 2006.***
- ***Determination of the size of annual remuneration to be paid to the members of the Board of Directors.***
- ***Introduction of amendments and additions to the Company's Charter.***
- ***Introduction of amendments and additions to the Company's Regulations on the procedure for conducting a General Shareholders' Meeting.***
- ***Introduction of amendments and additions to the Company's Statute on the Board of Directors.***
- ***Introduction of amendments and additions to the Company's Statute on the Management Board.***
- ***Introduction of amendments and additions to the Company's Provisions on the Auditing Commission***

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.
"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- ***integrating customers in common global infocommunication area;***
- ***promoting mutual understanding between people, development of business and personality;***
- ***creating conditions for professional promotion;***
- ***participating in formation of high-performance economy of Russia.***

The licensed area of "UTK" PJSC covers 519.6 thousand sq. km. (3.5 % of territory of Russia) with population of 18.76 million people (12.92 % of the population of Russia). The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructure resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

3.1.4. Contact information

Seat of the Company: ***66, Karasunskaya Str., Krasnodar, 350000***

Phone: ***(861) 253-20-56***

Fax: ***(861) 253-25-30***

E-mail: ***operator@mail.stcompany.ru***

URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: ***http://www.stcompany.ru/investor/openinfo***

Information about the special team of the Issuer (third person) working with the Issuer's shareholders and investors:

Securities Department:

Location: ***66, Karasunskaya Str., Krasnodar, 350000***

Phone: ***(861) 259-25-38, 253-02-07***

Fax: ***(861) 253-19-69***

E-mail: ***y.omelchenko@mail.stcompany.ru, ocb@mail.stcompany.ru***

URL of the page in Internet: ***http://www.stcompany.ru/investor/openinfo***

3.1.5. Taxpayer Identification Number

TIN of the Issuer: 2308025192

3.1.6. Issuer's branches and representative offices

There were no changes during the reporting period:

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20	*64.20.11*	*64.20.12*	*64.20.2*	*64.20.21*
64.20.22	*64.20.3*	*74.83*	*92.20*	*22.22*
22.15	*45.31*	*45.21.4*	*45.21.3*	*51.70*
51.65.5	*52.48.15*	*52.48.39*	*55.23.2*	*55.51*
85.11.2				

3.2.2 Basic Economic Activities of the Issuer

Basic Economic Activities of the Issuer

Provision of telecommunications services.

Share of Telecom Services revenues in total revenue of the Issuer:

Description	9 months 2006
Revenue from domestic and international long-distance telephony:	
Volume of long-distance services revenue, ths RUR	874,812.7
Share in total revenue structure, %	19.5
Revenues from local telephony	
Volume of local services revenue, ths RUR	2,109,872.3
Share in total revenue structure, %	47.0

Changes of the Issuer's revenue from basic economic activity by more than 10% as compared to the previous quarter under report and reasons for such changes:

No such changes in the reporting quarter.

Geographic areas accounting for more than 10 percent of revenues	3Q2006	
	% of revenue	% over 2Q2005
Volgograd region	*14.2*	*96.2*
Krasnodar kray	30.7	96.7
Rostov region	20.1	95.4
Stavropol kray	16.6	97.1

Growth rate of revenues from basic telecom services generated by these geographic areas slowed down during the first nine months of 2006 compared to 9 months of 2005.

Seasonal nature of the Issuer's basic economic activity.

Basic economic activity of the issuer is not of cyclic or seasonal nature.

3.2.3. Basic Types of Products (Works, Services)

General structure of the Issuer's cost value:

Description	9 months 2006
Revenue from domestic and international long-distance telephony:	
Volume of long-distance services revenue, ths RUR	874,812.7
Share in total revenue structure, %	19.5
Revenues from local telephony	
Volume of local services revenue, ths RUR	2,109,872.3
Share in total revenue structure, %	47.0

Description	3Q2006
Raw materials, %.	7.2
Acquired componentry, semi-finished items, %	0.0
Jobs and services of production nature, performed by external organizations, %	8.0
Fuel, %	1.9
Electrical power, %	2.6
Expenses for wages, %	29.6
Interest on credits, %	0.0
Rental, %	1.7
Social expenses, %	7.5
Depreciation of fixed assets, %	22.0
Taxes included in products cost value, %	0.1
Other expenses (please, explain) , % *	19.4
Depreciation of intangible assets, %	0.0
remuneration for innovations, %	0.0

Description	3Q2006
compulsory insurance payments, %	0.2
representation (entertainment) expenses, %	0.0
Other, %	19.2
Total: expenses for production and sales of products (cost value), %	100.00
Reference: Proceeds from sales to cost value, %	150.5

- *Other expenses include the following expenses items: transport charges, guard of communication facilities and the Company's offices, auditing and consulting services, information services, postal and traveling expenses, expenses for research and development works, payments to Gossvyaznadzor, expenses for personnel training and advertising expenses.*
- *Rental expenses include rental fees and leasing payments*
- *Compulsory insurance payments include money deducted for insurance against accidents and act liability (motor-car) insurance.*

New essential kinds of services offered by the Company in the market

Value-added services rendered by "UTK" PJSC include:

- ***VPN services on the basis of MPLS and other technologies;***
- ***services of data transmission;***
- ***Internet access services (hardwired IP-connection, dial-up access, xDSL-based broadband access, wireless access on the basis of Wi-Fi technology);***
- ***digital cable TV services (IPTV);***
- ***services of multimedia and multi-service networks based on HFC, Ethernet to the home and other technologies;***
- ***video telephony and video conferencing;***
- ***intelligent services (on the basis of SCP-SSP);***
- ***content services (including on the basis of Call-centers);***
- ***Internet traffic transit***
- ***Hosting and Co-location services,***
- ***Triple-Play services.***

Deployment of such kinds of products (works, services) in the reporting period:

3Q2006 revenues from value-added services increased by 21.8 % over 3Q2005 to RUR 456.8 million. Revenues from Internet services grew by 55.7%, from VPN (virtual private networks) services - by 38.7%, from intelligent services - by 5.2%. Revenues from Internet services and VPN services accounted for major part of revenues from value-added services representing 81% and 18%, respectively.
In 3Q2006 demand for Internet services was still growing in the region. According to 3Q2006 results, total number of Internet users in the Southern federal district reached 3.3 million users or 570,004 subscribers.
Due to active development of new technologies and improvement of sales system, "Southern Telecommunications Company" PJSC occupies strong positions in the value-added regional market. According to 3Q2006 results, Internet market share of "UTK" PJSC has made 62.2%, including dedicated Internet access — 71.5%, dial-up Internet access — 60.6 %.

Internet services sales were supported by strong usage growth: Internet traffic for 3Q2006 increased by 1.8 times over 3Q2005 to 278.9 Tb, connection time via dial-up access to the Internet was up by 1.5 times to 795,745 ths minutes.

The basic priority of 2006 business - plan of the Company is rapid development of services on the basis of new technologies, ensuring universal and constant access to communications instruments. Such positioning will allow it to form stable associative relation between a customer, UTK's services and the Company. Formation of such associative relation will in its turn have a positive effect on

enhancement of the Company's competitive power due to increase in the customers' loyalty to the Company.

The Company set the following priority tasks for 2006 in the most lucrative segments of the value-added regional market:

- *Internet dial-up access*

As regards Internet dial-up access in 2006 the Company will focus on rendering services on credit at market average tariffs. Thus the service will obtain additional unique competitive advantages and will allow to maintain market share both in terms of number of dial-up users and revenues from the service.

- *Broadband Internet access*

The Company continues active development and promotion to the market of broadband access technologies. The number of equipped XDSL ports increased to 93 thousand ports in 3Q2006. 3Q2006 revenues from xDSL-based Internet services made RUR 183 million, that is up 2.04 times over a year-ago. The expected volume of newly-connected xDSL subscribers being 35.6 thousand users (1.5 times more), the Company plans to increase total number of the equipped xDSL ports to 67.5 thousand ports by the end of 2006.

- *Building of virtual private networks (VPN)*

3Q2006 revenues from building of corporate networks based on VPN technology increased by 1.4 times to RUR 82.1 mln. The Company plans to put 2.4 ths VPN ports into service in 2006 (a 41%-gain over 2005) due to growing demand of customers for reliable corporate networks.

- *Intelligent services (ISS)*

In 2005 ALDTEs of some branches were equipped with SSP/IP intelligent functions making it possible to put into service a uniform service card under the brand "CARD NUMBER ONE". The Company plans to issue 890 thousand cards. The new card is being introduced on the basis of the well-balanced business strategy allowing it to gradually replace local cards.

- *Cable (CTV) and digital (IP-TV) TV.*

In November 2004 UTK's branch "Kubanelectrosvyaz" launched the project on provision of IP-TV services designed for connection of 33 TV channels on the basis of Krasnodar multimedia and multi-service network (first stage). The formed content kernel allowed to distribute the given package among ADSL2 +-based broadband access users. In addition, the Company plans to offer the following MMS services to the connected subscribers in Krasnodar: IP telephony, video upon demand, virtual cinema hall. According to 3Q2006 results total number of IP-TV users in the branch "Kubanelectrosvyaz" reached 3,347 subscribers, including 2,348 customers using ETTH technology and 999 customers using ADSL2 + technology. In 3Q2006 the number of TV channels reached 37.

At present the Company undertakes measures on expansion of IR-TV coverage area in the territories of the Stavropol kray, the Rostov region and the Kabardino – Balkarian Republic.

Accounting standards (rules)

Tax Code of the Russian Federation, Part II, Chapter 25 – "Income tax for enterprises and organizations".

Accounting standards "Revenue of enterprises" PBU 9/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 32n amended and restated on 30 December 1999 and 30 March 2001.

Accounting rules "Expenses of enterprises" PBU 10/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 3n amended and restated on 30 December 1999 and 30 March 2001.

3.2.4. Raw materials and the Issuer's suppliers

Due to specific character of the Issuer's core activity – rendering telecom services - raw materials are not used.

The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned.

Suppliers accounting for 10% and more of all inventory holdings supplies:

Supplier	Location	Share in total volume of supplies in 3Q2006, %
LLC «General DataConn»	*Saint-Petersburg*	*31.22*
LLC «Electrokabel»	*Krasnodar*	*68.16*

Changes in prices of main materials by more than 10% in 3Q2006 versus 3Q2005:

In 3Q2006 prices of cables increased by more than 40 % over 3Q2005.

The Issuer does not expect any difficulties in accessibility of the specified material assets sources in the nearest future.

Possible alternative sources:

Attraction of other suppliers of material assets on a competitive basis.

3.2.5. Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Possible adverse factors that may affect the sales of the Issuer's products are:

- ***rapid development of cellular services; their share in 2006 total volume of regional revenues of telecommunications sector (according to the preliminary results) are estimated at 56.7%.***
- ***keen competition among Internet providers.***
- ***expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness.***

Actions of the Company's management in case of occurrence of adverse factors:

The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus providing additional safety factor in case of crisis situations. Yearly the Company corrects the forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

3.2.6. Data on Availability of the Issuer's Licenses:

Data on the Issuer's licenses excluding licenses for provisions of communication services (see clause 3.2.10 hereof).

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
1	GS-3-23-02-21-0-2308025192-001423-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Design of buildings and facilities of the I or II levels of responsibility according to national standard	Russian Federation	positive
2	397	14.02.2003	14.02.2008	Administration of State Security Service of the Russian Federation in the Krasnodar Territory	Execution of works using information being a State secret	-	positive
3	LF/07 - 4703	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on distribution of cryptographic hardware	-	positive
4	LF/ 07- 4704	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on technical maintenance of cryptographic hardware	-	positive
5	LF/ 07- 4705	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Providing cryptographic services	-	positive
6	1148M	19.04.2004	14.09.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	Measures and services on state secret protection	-	positive
7	08/05	12.01.2005	12.01.2008	Department of Education and Science of the Krasnodar kray government	Educational activities according to educational programs specified in the Annexes to the license	-	positive
8	EV-30-000291	08.06.2005	08.06.2010	Federal Service for Environmental, Technological and Nuclear Supervision	maintenance of dangerous (explosive) industrial objects	-	positive
9	467	08.01.2004	08.01.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	-	positive
10	1/03657	24.02.2004	24.02.2009	Central administrative board of the State fire-prevention service	Activities on fire prevention and extinguishing	Russian Federation	positive
11	2/06398	24.02.2004	24.02.2009	Central administrative board of the State fire-prevention service	Activities on installation, repair and maintenance of fire-extinguishing means in buildings and constructions	Russian Federation	positive
12	397/8	29.08.2003	29.08.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Stavropol kray	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
13	467/2	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Stavropol kray	positive
14	1148/8M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive
15	467/6	02.12.2003	02.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive
16	397/3	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Severnaya Osetia - Alania Republic	positive
17	30004357	03.02.2003	02.02.2008	Ministry of Energy of the Russian Federation	Activities on storage of oil, gas and their processed products	Severnaya Osetia - Alania Republic	positive
18	408	11.12.2003	11.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Krasnodar kray	positive
19	467/7	15.04.2004	15.04.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Krasnodar kray	positive
20	467/4	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Adygeia Republic	positive
21	397/7	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Adygeia Republic	positive
22	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
23	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Adygeia Republic	positive
24	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Adygeia Republic	positive
25	1148/9M	19.04.2004	14.02.2008	Licensing, Certification, and	measures and/or services of state secrets	Stavropol kray	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				State Secret Protection Center of the FSS of Russia	protection		
26	60027009	10.08.2004	09.08.2009	Ministry of Energy of the Russian Federation	Activities on operation of heat networks		positive
27	416	27.06.2003	27.06.2008	Public Health Department of the Krasnodar kray Government	Medical activities according to the appendix	Volgograd: ul. Mira, 9, ul. Mira,16, ul. Sovetskaya, 47/1; Kamyshin of the Volgograd region, ul. Oktyabrskaya, 60	positive
28	397/1	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Karachaevo-Cherkessian Republic	positive
29	1148/6M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Karachaevo-Cherkessian Republic	positive
30	1148/4M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive
31	397/2	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kabardino-Balkarian Republic	positive
32	467/3	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kalmykia Republic	positive
33	1148/5M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Kalmykia Republic	positive
34	397/4	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kalmykia Republic	positive
35	557	29.10.2003	29.10.2008	The Board of the Federal Security Service (FSB) of Russia for Rostov region	Execution of works using information being a State secret	Rostov region	positive
36	1148/7M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Rostov region	positive
37	1148/3M	19.04.2004	14.02.2008	Licensing, Certification, and	measures and/or services of state secrets protection	Volgograd region	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				State Secret Protection Center of the FSS of Russia	of state secrets protection		
38	467/5	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Volgograd region	positive
39	397/5	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Volgograd region	positive
40	1148/2M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Astrakhan region	positive
41	397/6	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Astrakhan region	positive
42	467/1	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Astrakhan region	positive
43	467/8	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive
44	GS-3-23-02-27-0-2308025192-011806-4	16.01.2006	12.04.2007	Federal Agency of the Russian Federation for Construction and Housing and Communal Services	Construction of buildings and facilities of the I and II levels of responsibility according to national standard	Russian Federation	positive
45	548/4 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Rostov region	positive
46	548/4 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Rostov region	positive
47	548/4 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Rostov region	positive
48	548/3 T	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Kabardino-Balkarian Republic	positive
49	548/3 У	28.03.2005	25.06.2008	The Board of the Federal Security	Providing cryptographic services	Kabardino-Balkarian Republic	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Service (FSB) of Russia for Krasnodar krai	cryptographic services	Balkarian Republic	
50	548/3 P	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Kabardino-Balkarian Republic	positive
51	548/2 P	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Astrakhan region	positive
52	548/2 T	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Astrakhan region	positive
53	548/2 У	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Astrakhan region	positive
54	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Adygeia Republic	positive
55	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
56	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Adygeia Republic	positive
57	002333-P	27.04.2006	27.04.2011	Federal Agency for Technical Control and Metrology	Production and repair of measurement instrumentation	Russian Federation	positive

3.2.7.The Issuer's joint activity

The Issuer's joint activity with other organizations:

The joint activity of "UTK" PJSC in the person of its branch "Electrosvyaz of Adygeia Republic" with "Vestelcom" CJSC.
Amount of investments: ***9,494 thousand rubles (during the period of joint activity)***
Purpose of investments: ***joining property and efforts for construction of Republican Telecommunications House in Maikop, combined digital AMTS/ATS, digital superimposed network, further joint commercial operation of this network.***
9m2006 financial result from investments: ***430,474 ths rubles***

3.2.8.Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

3.2.9. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer is not involved in mining operations.

3.2.10. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

License: ***000641/000753***

Date of issue: ***01.11.1996***

Validity period: ***till 13.05.2007***

Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***

Kinds of telecom services: ***This license certifies the right to use a conformance mark of the certification system;***

The Certificate verifies that:

- The technical base of TV programs production of «The Thirty Seventh TV channel » of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting programs for local telecasting;

- The technical base of radio programs production of «Oktava radio channel» of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting monophonic sound programs with a nominal frequency range of 40... 15 000 Hz

meets the requirements of normative documents: GOST 19871-83, GOST 18471-83, GOST 11515-91, OST 58-18-96 (part. 1 "Teleproduction"), to technical bases of TV centers of quality group III as regards the equipment (Addenda A to the Certificate); OST 58-18-96 (part II "Radio production")to technical bases of radio centers of the quality group "Oa" (Addenda B to the Certificate)

Types of networks allowed to be used: ***public communication network***:

The Licensee is obliged to ensure conformity of technical base of TV and radio programs production to requirements of the by-laws, according to which it has been certificated, as well as marking it with a conformance mark in the established order. The License is obliged to suspend (stop) using the conformance mark in case of suspension (cancellation) of the certificate and (or) suspension (cancellation) of this license.

The list of equipment of the technical production base (Appendix A to the certificate)

Reportage equipment: video camera Panasonic M9500; video camera Panasonic AG-DP200E.

Equipment room for editing: video recorder Panasonic NV-HS800, editing station personal computer + Pinnacle DV-500 board.

Equipment room for on-air transmission: output server personal computer + Pinnacle DV-500 board, video mixer Panasonic WJ-MX30, transcoder DSC-542.

The list of equipment of the technical production base (Appendix B to the certificate)

Mackie1402-VLZPro panel, recording and reproducing hard disk, computer + Creative Sound Blaster board, microphone ATTR 1001

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable***

License: ***24058***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of long-distance and international telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The license authorizes "UTK" PJSC (the Licensee) to provide long-distance and international telephone communication services via a public network in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions using the Licensee's payphones and call offices.

The Licensee's total installed network capacity shall be at least 11,044 payphones and 2,318 call offices. Payphones and call offices of the Licensee shall be connected to local telephone networks at the subscriber device level

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24059***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telegraph communication services (receiving, sending and delivering of telegrams, services of AT/Telex network)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The telegraph communication services shall be provided using the Licensee's engineering facilities. The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram.

The licensed area covers Adygeia, Kabardino-Balkaria, Kalmykia – Khalmg Tangch, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23899***

Date of issue: ***04.10.2002***

Validity period: ***till 04.10.2012***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local and intra-zone telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) shall provide to its network users access to local and intra-zone telephone communication services via a public network as well as telephone services using engineering facilities of intelligent network.

The total installed capacity of the Licensee's communication network shall be at least 4,097,600 numbers, of which in the territory of the Republic of Adygeia 73,900 lines, Kabardino-Balkaria 270,000 lines, Kalmykia 64,000 lines, Karachaevo-Cherkessia 86,200 lines, Severnaya Osetia - Alania 148,500 lines; Krasnodar kray 1,500,000 lines, Stavropol Kray 547,400 lines; Astrakhan region 192,100 lines, Volgograd region 540,000 lines and Rostov Region 675,500 lines.

Long-distance exchange of the Licensee's communication network shall be connected to the RF public communication network at the long-distance and international telephone network level in compliance with technical requirements of OJSC Rostelecom.

Subscriber lines of public telephone networks shall not be used as connecting lines.

Users located outside the licensed area may be connected to the Licensee's intelligent network according to specifications of the operators licensed to provide long-distance telephone communication services via a public network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24076***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Krasnodar, Sochi, Tikhoretsk and Gulkevichi of the Krasnodar Kray.

Maximum number of subscribers to the Licensee's network is 1,500. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24077***
Date of issue: ***31.10.2002***
Validity period: ***till 31.10.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of mobile radio telephone communication services***
Types of networks allowed to be used: ***public communication network***
Basic conditions of activities:
"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Rostov-on-Don, Morozovsk, villages of Matveev Kurgan, Oblivskaya and Bagaevskaya of the Rostov Region.

The number of subscribers to the Licensee's network is 640. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24078***
Date of issue: ***31.10.2002***
Validity period: ***till 31.10.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of mobile radio telephone communication services***
Types of networks allowed to be used: ***public communication network***
Basic conditions of activities:
"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the territory of the Stavropol Kray.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *24079*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of mobile radio telephone communication services*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:
"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Nalchik of the Kabardino-Balkarian Republic.

The number of subscribers to the Licensee's network is 1,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *24080*

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services in the territory of the Astrakhan Region.

The number of subscribers to the Licensee's network is 120. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24081***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Vladikavkaz of the Severnaya Osetia - Alania Republic.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24082***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Maikop of the Adygeia Republic.

The number of subscribers to the Licensee's network is 100. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24083***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Volgograd of the Volgograd region.

The number of subscribers to the Licensee's network is 4,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24056*

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of data transmission services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

Data transmission services shall be provided using the licensee's data transmission network. The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 173,905 users (of which, at least 124,250 users by the end of 2003).

The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, to the AT/Telex telegraph network, as well as communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an interconnection agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24060*

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***leasing out communication channels***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide to users local, long-distance channels and communication paths, TV program and audio broadcasting channels, and physical circuits for telecommunication signal transmission in the territory of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Communication channels include local, long-distance channels and communication paths, TV program and audio broadcasting channels, physical circuits for telecommunication signal transmission.

The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee shall be at least: in the territory of the Republic of Adygeia 150, Kabardino-Balkaria 227, Kalmykia 248, Karachaevo-Cherkessia 140, Severnaya Osetia - Alania 483; Krasnodar kray 4,800, Stavropol Kray 889; Astrakhan region 626, Volgograd region 404 and Rostov Region 1,347.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24807***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide wired network sound broadcasting via wired networks in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

The Licensee's network is designed for broadcasting audio programs of Russian national and state-owned regional companies. Other programs may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24057*

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telematic services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;

Astrakhan, Volgograd, Rostov Regions

Provision of telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference. The Licensee's telematic service installed subscriber capacity shall provide for connection of at least 83,191 users, of which, at least 32,480 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 4,596 simultaneous conversations, at least 1,120 of them - by the end of 2003. The number of users simultaneously participating in an audio or video conference session shall be at least 130. Number of PKPs (public telematic service centers) by the end of the license term of validity shall be at least 265, of which at least 152 by the end of 2003).

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22716*

Date of issue: ***04.10.2002***

Validity period: ***till 19.12.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of Severnaya Osetia - Alania Republic.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 10,000 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22743*

Date of issue: *04.10.2002*

Validity period: *till 19.12.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of the Rostov region.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 34,710 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume.***

License: *7601*

Date of issue: *02.09.2003*

Validity period: *till 05.02.2008*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in radio broadcasting (on-air broadcasting)***

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total broadcasting volume shall be 112 hours (100 %), of which national programs make 100%. Retransmission of the radio program « Radio-Southern Region» takes 80%, own programs occupy 20%, including social and political programs 7%, economic programs 2%, historical programs 2%, cultural programs 2%, musical and entertainment programs 6%, children's programs 1%. Advertising shall occupy no more than 20% of total broadcasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *7602*

Date of issue: *02.09.2003*

Validity period: *till 20.02.2008*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of services in telecasting*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total telecasting volume shall be 112 hours a week, of which 50% are national programs and 50% are foreign programs. Retransmission of TNT channel takes 75%, own programs occupy 25%, including social and political programs 10%, economic programs 5%, cultural programs 6%, musical and entertainment programs 2%, children's programs 2%. Advertising shall occupy no more than 20% of total telecasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *34188*

Date of issue: *25.08.2005*

Validity period: *till 25.08.2010*

Authority issuing the license: *Federal Supervising Service for Communications*

Areas of activities: *provision of cable network telecasting services*

Types of networks allowed to be used: *public communication network*

Basic conditions of activities:

The coverage area is the city of Krasnodar and the adjacent localities.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- ***Access to the Licensee's communication network;***
- ***Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.***

Cable TV network shall operate in compliance with all interference protection standards to avoid interferences with mobile radio communication systems operating according to "Table of distribution of radio frequencies among the RF Services within the range of 3 kHz - 400 GHz ».

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all terms of the license are fulfilled within the established time and in the full volume***

License: ***34205***

Date of issue: ***25.08.2005***

Validity period: ***till 25.08.2010***

Authority issuing the license: ***Federal Supervising Service for Communications***

Areas of activities: ***provision of cable network telecasting services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the Volgograd region.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- ***Access to the Licensee's communication network;***
- ***Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.***

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all terms of the license are fulfilled within the established time and in the full volume***

License: ***41037***

Date of issue: ***25.05.2006***

Validity period: ***till 25.05.2011***

Authority issuing the license: ***Federal Service on Communications Supervision***

Areas of activities: ***provision of data services on transmission of voice information***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;
Astrakhan, Volgograd, Rostov Regions

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable to this License***

License: ***42767***

Date of issue: ***28.07.2006***

Validity period: ***till 28.07.2011***

Authority issuing the license: ***Federal Service on Communications Supervision***

Areas of activities: ***provision of local telephone services using multiple access instruments***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;
Astrakhan, Volgograd, Rostov Regions

The Licensee shall be obliged to start provision of services under the license no later than 28.07.2008. The license authorizes the Licensee to provide a subscriber with:

a) ***local telephone connections for transmission of voice data;***
b) ***access to telematic, intra-zonal, long-distance communication services as well as to data transmission services apart from data services for transmission of voice information;***
c) ***access to information and inquiry service;***
d) ***possibility to call emergency services round the clock and free of charge.***

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable to this License***

b) Communication networks

Physical communications networks used by the Issuer for provision of telecom services:

Operating digital, quasi-electronic, crossbar and step-by-step (1.0%) telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As at 30 September 2006 installed capacity of urban telephone network reached 3,244.5 ths lines including 3,251.67 ths digital lines and 1, 013.52 analog lines. Thus, digitization level of urban TN constituted 68.83%.

Installed capacity of rural telephone network reached 1037.29 ths lines including 515.53 ths digital lines and 521.76 ths analog lines. Thus, digitization rate of rural TN constituted 49.70%.

Total installed capacity of urban and rural telephone networks reached 4,288.96 ths lines

with digitization level of 64.20 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 94.28% including 97.63% - in intra-zonal networks.

Characteristics of leased channels:

"UTK" PJSC leases both digital and analog channels and trunk lines from other operators. The following typical digital links and channels are being leased: primary digital link (PDL) with transfer rate of 2048 Kb/s, main digital links (MDL) with transfer rate of 64 Kb/s, digital channels with transfer rate of nx64 Kb/s. Analog telephone voice-frequency channels (v f of 0.3-3.4 кGz), primary and secondary analog links are leased.

The Issuer leases channels and links from:

"Rostelecom" OJSC, "Transtelecom" CJSC, "Volgograd – GSM"CJSC, "Volgotranstelecom" CJSC, "Svyaztransneft" OJSC, CJSC "Volgotelecom", "Astrakhan-GSM" CJSC, "Mobile TeleSystem" OJSC, CJSC, "Mobicom-Kavkaz" CJSC, "YugSvyazService" LLC, CJSC «Rostovskaya Sotovaya svyaz», LLC «Electronic Systems and Communications», "Russian railways" OJSC, LLC "Kubtelecom", ORTPTs.

Terms of lease contracts:

Terms of lease are usually 1 year with the next prolongation. Less links and channels are leased for the term of from several days to several months.

3.3. Plans of Issuer's Future Operation

According to the Company's adjusted budget for 2006 approved by the Board of Directors (Minutes № 10 of 29 September 2006) "Southern Telecommunications Company" PJSC expects to generate 2006 total revenue of RUR 16,910.5 mln which is down 6.7% over 2005. Revenues from core activity (sale of telecom services) are to be decreased by 10.7% to RUR 15,969.3 mln including from local telephony – RUR 8,489.9 mln, from long-distance telephony – RUR 2,472.1 mln, from value-added services – RUR 1,751.6 mln (representing a 30.6%-increase over 2005). 2006 expenses on ordinary activities are planned at 12,471.1 mln rubles, a 10.6 %-decrease over 2005. 2006 EBITDA is expected to grow by 15.2% to 5,889 mln rubles. Estimated 2006 revenue decrease is due to liberalization of long-distance market.

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity. In 2006 the Company plans to put into service 174.8 thousand lines and increase the number of basic telephones by 43,603 sets.

UTK's main task for 2006 is to strengthen its position in the market of perspective and higher-margin services and to increase VAS share in total revenue structure in order to raise the Company's business efficiency.

Implementation of 2006 investment plan will allow to increase the digitization rate to 65.5% and equipped number capacity level to 94.3%..

The Company's development plans are supported by 2006 plan of capital expenditures, which provide for RUR 2,383.1 mln of capital investments and about RUR 3,626.8 mln of basic assets to be put into operation. In 2006 the investments will be financed from the Company's own funds.

Medium-term strategic directions of "UTK" PJSC development:

- *strengthening the Company's leading position in the fixed-line market by reaching at least 84%-share in SFD fixed-line telecom market revenues by the end of 2006;*
- *maintaining the Company's aggregate share in total revenues of SFD telecommunication market of at least 34 % in 2006;*
- *meeting the solvent demand for key telecom services by increase of*

- *equipped number capacity;*
- *development of public Internet-access center, connection of regional data transmission networks to Internet;*
- *deployment of intelligent services;*
- *improvement of corporate client service, formation of optimal package of services for corporate clients;*
- *equipment of public telecom centers with means of presentation , sale of services to corporate customers, organization of active target advertising;*
- *Increase in the Company's share in the value-added services market to at least 50% ;*
- *bringing a share of value-added services in 2006 revenue structure to at least 10 %.;*
- *increase in the Company's share in the business market segment to at least 55% ;*
- *stirring up the Company's investment and marketing activities in priority local regions.*

Long-term strategic directions of "UTK" PJSC development:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services;*
- *maximization of the Company's profitability;*
- *optimal tariff policy taking into consideration interests of the Company and its shareholders;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *improvement of corporate management*

High requirements to quality of services alongside with application of modern equipment call for high professional level of UTK's specialists. Share of the Company's specialists having higher professional education is constantly growing. Staff planning, recruitment, distribution and training are among the main trends of the Company's activity.

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

Sources of future revenues:
The main sources of future revenues are rendering telecommunications services.

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

№	Name of organization	Activity	Goal of participation

№	Name of organization	Activity	Goal of participation
1	Association of MDKR network operators (CDMA).	Coordination of work of Russia operators building and operating CDMA-based radio telephone networks	Development of national CDMA-based radio telephone networks through integration of works of operators building and operating CDMA-based radio telephone networks, as well as of Russia and foreign legal entities engaged in development, manufacture, delivery of the equipment, scientific and technical support and organization of CDMA networks.
2	Non-commercial partnership "Board of Directors of enterprises and organizations of the Volgograd region"	Support of economic reforms and market relations development to ensure efficient industrial activity of enterprises and organizations. Support of socially-oriented economic policy, formation of system of partnership in the sphere of social and labour relations.	Popularization of scientific, technical and economic achievements, distribution of best management practices in market conditions.
3	Non-commercial partnership «Union of employers of the Rostov region»	Representation and protection of common interests and rights of employers in relations with governmental bodies, institutions of local governing, trade unions and other public associations. Coordination of activity of employers – members of Partnership on execution and control of obligations under contracts and collective agreements.	Participation in development and realization of statutory acts, plans and programs being of great social and economic importance
4	Non-commercial partnership "Research center on problems of telecommunications development"	Research of the problems on development of telecommunications market, assistance to increase competitive strengths of telecom companies, creation and maintenance of good image and reputation of these companies for Russian and foreign investors, customers and other persons.	Development of telecommunications infrastructure, reception of analytical information on the conditions and development prospects of telecommunication market and telecommunications sector as a whole
5	Non-commercial partnership "Russian club of telecommunications workers"	Creation of scientific - methodical and material base for development and realizations of noncommercial socially useful projects and actions for the benefit of telecommunications workers of the Russian Federation. Participation in preparation of draft laws and statutory acts, normative documents regulating telecommunication sector, making proposals on improvements in the legislation of the Russian Federation as well as participation in discussion of similar projects, their estimation and making conclusions on them. Carrying out meetings and negotiations on behalf of members of Partnership with representatives of judicial bodies and bodies of the government carrying out interrogations of experts and other competent persons, as well as studying public opinion on the problems representing interest for members of Partnership. Broadening and deepening of international relations, organization of information and creative communications.	Creation of the Russia professional club will have a positive effect on development of the telecommunications sector. It will simplify a procedure for developing common position of the members of the club on actual problems of infocommunication community, ensure effective and coordinated dialogue with the state and controlling bodies as well as with population. Participation of leading Russian telecommunication companies in the Partnership will be a powerful instrument in solving the problems which solution requires joint efforts of key enterprises and top managers of the telecommunications sector.

3.4. Issuer's subsidiaries and associates

1) **Full registered name:** "Armavirskiy zavod svyazi" Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results, the Issuer is one of the main consumers of the plant's production.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none
Rodin Yegor Yegorovich	1959	none	none
Cherykov Yaroslav Yurievich	1974	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Kochubeev Yuriy Alekseevich	1975	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	none	none

2) **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results. "Yugsvyazstroy" CJSC is one of the main contractors for construction of communication facilities.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none
Kovalskaya Irina Vladimirovna	1957	none	none
Rzhevsky Yevgeny Borisovich	1971	0.000003	0.000004
Rodin Yegor Yegorovich	1959	none	none
Cherykov Yaroslav Yurievich	1974	none	none

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Valeri Ivanovich Kurennoy	1954	none	none

3) **Full registered name:** "Recreation center "Orbita" Open Joint –Stock Company

Abbreviated name: "Recreation center "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Olga Yurievna Polulyakhova (chairman)	1970	none	none
Julia Alexandrovna Fetisova	1974	none	none
Vasily Alexandrovich Murashov	N/d	none	none
Alexander Anatolievich Dobryakov	1972	none	none
Rodin Yegor Yegorovich	1959	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Konstantin Vladimirovich Yevtushenko	1969	none	none

4) Full registered name: ***"Intmashservice" Limited Liability Company***

Abbreviated name: ***"Intmashservice" Ltd.***

Location: ***8, Golubinskaya Str., Volgograd, 400131***

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: ***100 %***

Share of the subsidiary or associate in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock owned by the subsidiary and/or associate: ***no such share***

Basic areas of business of the company: ***Maintenance and repair of communication facilities***

The company's importance for the issuer's business activity*:* ***business activity of the company is insignificant in respect to consolidation of financial results. "Intmashservice" Ltd. provides to the Issuer the services on delivery of messages, construction services, services on maintenance of cash registers as well as services on production of products for construction and major overhaul of linear***

- cable facilities.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Klitochenko Igor Vladimirovich	1960	none	none

5) **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: 0.00005%

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

6) **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" LLC

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: financial operations .

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results, but significant in respect to structuring of the bond issues.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ: ***not elected***

7) **Full registered name:** "Kuzminov Stavtelecom" Open Joint –Stock Company

Abbreviated name: "Kuzminov Stavtelecom" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: local telephone services (urban and rural), inter-city telephony

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dubchuk Vitaly Ivanovich (Chairman)	1959	none	none
Sapelkina Galina Nikolaevna	1953	none	none
Zavyazkin Roman Alexeevich	1974	0.00001	none
Bekasov Kirill Borisovich	1934	none	none
Rodin Yegor Yegorovich	1959	none	none
Begalieva Elena Vladimirovna	1962	0.000006	0.000007
Scherbakova Viktoria Anatolievna	1979	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Kaminsky Mikhail Gennadievich	1979	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	none	none

8) **Full registered name:** Closed Joint –Stock Company TV and radio broadcasting company "Foton"

Abbreviated name: CJSC TRK "Foton"

Location: 30, Zheleznodorozhnaya Str., Krasnodar, Krasnodar krai, 350033, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rik Nickolay Olegovich	1973	none	none
Kim Ivan Valeryevich (Chairman)	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Shestopalova Marina Nikolaevna	1966	none	none
Trubchaninova Oksana Vladimirovna	1973	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bogachev Alexander Nickolaevich	1953	none	none

9) **Full registered name:** Company with Limited Liability Creative Association "Accent"

Abbreviated name: OOO TO "Accent"

Location: 68, Krasnoarmeiskaya Str., Krasnodar, Krasnodar krai, 350000, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 51 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 51%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shestopalova Marina Nickolaevna (chairman)	1966	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Naboka Larisa Igorevna	1967	none	none
Sporchich Oksana Anatolievna	1976	none	none

The Chairman of the Board of Directors is not elected.

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zabotina Adelina Valentinovna	1967	none	none

10) **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 13d, Kommunisticheskaya Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: 0,0150%

Share of the Issuer's common stock owned by the subsidiary and/or associate: 0,0040%

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Statuev Vladislav Andreevich	1956	none	none
Kiryushin Gennadi Vasilyevich	1949	none	none
Bulguchev Ruslan Magometovich	1960	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collegiate executive body:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich (chairman)	1948	none	none
Yushkin Sergei Vasilievich	1968	none	none

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bychenkova Tatiana Vyacheslavna	1957	none	none
Naboka Mikhail Viktorovich	1978	none	none
Krutov Sergey Borisivich	1961	none	none
Taldikin Dmitri Vladimirovich	1972	none	none

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

11) **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna	1948	0.00375	0.00078
Skoblikov Vladimir Eduardovich	1972	none	none
Zavyazkin Roman Alekseevich	1974	0.00001	none
Bizyaeva Natalia Petrovna	1977	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Lyakh Dmitriy Georgievich	1978	none	none

Term of office of these members of the Board of Directors expired, except for the cases stipulated by the current legislation (item 1 of Article 66 of the Federal Law «On Joint –Stock Companies»).

The new members of the Board of Directors have not been elected.

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Sotnikov Yuriy Alekseevich	1974	none	none

12) **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: providing cellular services

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich (co-chairman)	1954	none	none
Martynenko Nikolay Vladimirovich (co-chairman)	1972	0.000152	0.000110
Korobskoy Vladislav Vladimirovich	1974	none	none
Patoka Andrey Yevgenievich	1969	none	none
Bolotin Stanislav Semyonovich	1948	none	none
Dubchuk Vitaliy Ivanovich	1957	0.00014	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

13) **Full registered name:** "TeleRoss-Kubanelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Kubanelectrosvyaz" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rzhevsky Yevgeny Borisovich (co-chairman)	1971	0.000003	0.000004
Kudryavtsev Alexander Georgievich(co-	1954	none	none

chairman)			
Lapshov Andrey Alexeevich	N/d	none	none
Rodin Yegor Yegorovich	1959	none	none
Butenko Anatoliy Ivanovich	1947	none	none
Korotenko Svetlana Vasilievna	1962	0.01589	0.01890

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0.01284	0.013

14) **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 45 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 45%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

The Board of Directors has not been elected

Personal membership of the collegiate executive body:

The collegiate executive body has not been elected.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

15) **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" LLC.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 24 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results, but it is important in respect to organization of the process of construction of communication networks, because "Yug-Giprosvyaz" LLC is one of the Issuer's main designers.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kurashova Valentina Viktorovna	1952	none	none
Kovalskaya Irina Vladimirovna	1957	none	none
Devyatkina Lyudmila Ivanovna	1963	none	none
Sysoev Alexander Abramovich	N/d	none	none
Firstov Sergey Viktorovich	N/d	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serbina Olga Vladimirovna	1961	0.00003	none

16) **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 23.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 23.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Gioyev Vladislav Akhmetkhanovich (chairman)	1959	none	none
Tabolov Sergey Soltanbekovich	1972	none	none
Kabisova Irina Khazbievna	1974	none	none
Obukhan Mikhail Ivanovich	1952	none	none
Lychak Irina Vladimirovna	1975	none	none

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dzheliev Robert Akhsarbekovich	1949	none	none

17) Full registered name: Closed Joint –Stock Company "Kabardino-Balkarsky GSM"
Abbreviated name: CJSC "KB GSM"
Location: 14, Shogentsukova Str., Nalchik, 360051
Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary
Issuer's share in the authorized capital of the subsidiary or associate: 20 %
Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %
Share of the subsidiary or associate in the Issuer's authorized capital: none
Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share
Basic areas of business of the company: cellular services of GSM 900 standard
The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.
Personal membership of the Board of Directors:
The Board of Directors has not been elected.

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Marat Amdulkhamidovich	1973	none	none

18) Full registered name: Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"
Abbreviated name: CJSC "KChTS"
Location: 147, Lenin the Prospectus on the bond issue., Cherkessk, 369001
Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary
Issuer's share in the authorized capital of the subsidiary or associate: 20 %
Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %
Share of the subsidiary or associate in the Issuer's authorized capital: none
Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share
Basic areas of business of the company: cellular services of GSM 900 standard
The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors
The Board of Directors has not been elected.

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Akbashev Alexander Ayubovich	1937	0.00018	0.00024

3.5. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.5.1. Fixed Assets

	Original (replacement) value of fixed assets, RUR	Depreciation charges, RUR
As of 30.09.2006		
Land	3,449,160	0
Buildings	7,097,924,834	1,611,872,433
Communication lines	14,863,710,429	4,161,642,094
Vehicles (Transportation equipment)	469,154,364	288,360,400
Switches	11,286,706,253	3,262,563,939
Other telecommunication equipment	7,335,247,973	2,259,025,616
Computers and office equipment	1,259,149,162	591,171,443
Other equipment	3,148,191,808	1,214,901,765
Other fixed assets	1,084,977,715	454,142,330
Total	**46,548,511,698**	**13,843,680,020**

Depreciation methods by fixed assets groups:

2006
Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The lifetime of fixed assets groups is determined by a special commission on fixed assets acceptance and approved by the Company's General Director.

Lifetime of used fixed assets acquired by the Company is determined based on the time of their actual usage and their expected useful life in the Company.

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within five years before the quarter under report:

Fixed assets group	Complete balance sheet value prior to revaluation, RUR	Depreciated cost prior to revaluation, RUR	Date of revaluation	Complete balance sheet value after revaluation, RUR	Depreciated cost after revaluation, RUR
Buildings	12,147,809,000	8, 311,713, 000	01.01.2003	19,002,817,000	11,868,654,000
Total:	12,147,809,000	8,311,713,000	-	19,002,817,000	11,868,654,000

As of 30 September 2006 revaluation of only one group "buildings" of the Issuer's fixed assets was carried out.

Revaluation method:
Revaluation was carried out according to market value by direct recalculation on the basis of the documented market prices.

Information about the appraiser:
Full registered name: ***"ROSTO" Limited Liability Company***
Abbreviated name: ***"ROSTO" Ltd***
Location: ***102, Novorossiyskaya Str., Krasnodar, 350058***
TIN: ***2308057388***
Postal address: ***102, Novorossiyskaya Str., Krasnodar, 350058***
Phone, fax: ***(861) 255-00-49***
E-mail: *elan@istnet.ru*

In 2006 the Issuer does not plan to acquire, replace or retire fixed assets which value exceeds 10 % of total fixed assets value.

Information on all the facts of the Issuer's fixed assets encumbrances as of 30 September 2006

Character of the fixed assets burden	Date of the burden occurrence	Valid till	Other terms (balance sheet value, ths RUR)
Left as a security under the Credit Agreement № 218 of 22.12.2003 with the Savings Bank of the Russian Federation	22.12.2003	19.12.2008	806,211,720.00
Left as a security under the Credit Agreement № 71/05 of 25.10.2005 with "Vneshtorgbank" OJSC	25.10.2005	24.10.2007	150,233,395.38
Left as a security under the Guaranteed Term Credit Facility Agreement of 15.09.2006 and bank Guarantee Agreement № 1808/3961/2014 of 19.09.2006 with OJSC "Vneshtorgbank	15.09.2006	21.09.2013	2,949,389,837
Left as a security under the Guaranteed Term Credit Facility Agreement of 31.08.2006	31.08.2006	06.10.2009	1,673,403,168.89
Left as a security under the Credit Agreement № 060/326/06 of 26.05.2005 with International Moscow Bank	26.05.2006	26.11.2007	49,351,199.12
TOTAL			**5,628,589,320.39**

IV. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and loss statement

Indicator	Formula	3Q2006	3Q2005
Revenue, RUR		12,866,945,000	13,259,711,000
Gross profit, RUR		3,918,421,000	3,287,441,000

Indicator	Formula	3Q2006	3Q2005
Net profit (retained earnings (uncovered loss), RUR		1,402,171,000	182,177,000
Return on equity (owned capital profitability), %	Net profit / (equity and reserves – target financing and inputs + deferred income – own shares repurchased from shareholders)*100	9.94	1.44
Production assets profitability, %	Net profit / balance sheet value of assets*100	3.37	0.42
Net profit margin, %	(Net profit) / (Revenue) x 100	10.90	1.37
Profitability of products (sales), %	Sales income / revenue *100	30.45	24.8
Ratio of capital turnover	(Revenue) / (book value of assets – short-term liabilities)	0.42	0.56
Amount of uncovered loss as of the reporting date, RUR	Uncovered loss of past years + uncovered loss of the reporting year	-	-
Uncovered loss as of the reporting date to balance currency ratio	Amount of uncovered loss as of the reporting date / balance sheet value of assets (balance currency)	-	-

The above indicators were calculated according to the methodology recommended by the statutory acts of the federal authorities.

Economic analysis of the Issuer's business efficiency:

9m2006 revenue decreased by 2.97 % over 9m2005, gross profit was up 19.19 %.

Net profit shows actual growth of a company's own capital, i.e. shows whether a company can generate profit for its owners. 9m2006 net profit increased by 669.67% over 9m2005 which was related to a positive trend in revenue growth compared to the Company's operating costs and slowdown of interest expenses growth due to reduction of the Company's investment program in the analyzed period.

Profitability indicators representing ratio of net profit to means of its generation, characterize business efficiency of a company - productivity or return on financial resources. In 3Q2006 own capital profitability has made 9.94 %, assets profitability – 3.34 %.

3Q2006 net profit margin has made 10.9% representing a 9.53%-increase over a year-ago.

Profitability of products (sales) characterizes primary activity and shows profit per one ruble of operating revenues. This indicator does not depend on quantitative changes of proceeds from sales and is a qualitative characteristic of the Issue's core activity. In 3Q2006 this indicator demonstrates an upward tendency compared to 3Q2005 which is a positive factor.

Capital turnover ratio shows the efficiency of assets management by the Company. In 3Q 2006 capital turnover ratio has made 0.42 times.

Factors that in opinion of the Issuer's governing bodies have affected the amount of profits/losses of the Issuer reflected in the accounting records: ***The Issuer gained profit mainly due to a positive trend in revenue growths compared to the operating costs caused by cutting the Company's investment program in the period under report and following the policy of rigid cost control.***

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services in the reporting period:

9m2006 revenue amounted to RUR 12,866,945 thousand, a 2.96%-decrease over 9m2005. Share of revenues from long-distance and intra-zonal services is being replaced with revenues from local and value-added services. According to 3Q2006 result, share of revenues from long-distance, intra-zonal services and local telecommunication services constituted 19.5% and 47.0% of the Company's telecom revenues, respectively.
As before, the growth of the Company's revenues from telecommunication services in 9m2006 was due to network development and the increase in local tariffs from September 2005.

Changes of exchange rates have not influenced materially the Issuer's revenues from core activity. Decisions of state bodies have not influenced materially the Issuer's revenue size in the analyzed period.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

4.2. Liquidity of the Issuer

Indicator	Formula	3Q 2006
Own current assets (working capital), RUR.	Capital and reserves (excluding own shares repurchased from shareholders) – target financing and inputs + deferred income – non-circulating assets – long-term accounts receivable	-23,626,531,530
Fixed assets index	Non-circulating assets + long-term accounts receivable /Capital and reserves (excluding own shares repurchased from shareholders) – target financing and inputs + deferred income	2.67
Current liquidity ratio	(circulating assets – long-term accounts receivable / (short-term liabilities - deferred income)	0.43
Quick liquidity ratio	(current assets - reserves – VAT on acquired valuables - long-term accounts receivable) / short-term liabilities (excluding deferred income)	0.22
Own assets autonomy ratio	(Capital and reserves (excluding own shares repurchased from shareholders) - target financing and inputs + deferred income) / (non-circulating assets + circulating assets)	0.33

The above indicators were calculated according to the methodology recommended by the Regulations on information disclosure by Issuers of emissive securities approved by the Federal Financial Markets Service of Russia № 05-5/pz-n.

Liquidity indicators show the ability of the company to fulfill its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that investment is partially financed from borrowed funds.

The fixed assets index for the analyzed period is higher than the recommended value of 0.9, while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient. In 3Q2006 the fixed assets index made 2.67.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises approximating 2.

Quick liquidity ratio is more strict estimation of a company's liquidity. It estimates the part of current short-tern liabilities that could be repaid by a company under critical conditions. It is assumed that inventories has no liquidity value. The optimal value of this indicator is 0.8-1.0.

In the analyzed period ratios of current liquidity and quick liquidity were less than the recommended standard values, representing 0.43 and 0.22 respectively.

In 3Q2006 the autonomy ratio in fact remained the same low and was 0.33. The autonomy ratio shows the share of own capital in assets and describes financial independence from creditors.

The management has opened several credit lines sufficient for covering main part of working capital deficit.

In 2006 the Issuer plans to receive money from the following sources: moneyed proceeds from core activity and financial resources of domestic and international credit organizations. It will help the Issuer to pay out existing debts in due time in case of lack of funds.

The Issuer's own funds are not sufficient for execution of short-term obligations and coverage of current operating expenses.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

4.3. Amount, Structure and Sufficiency of Issuer's Equity and Working capital

4.3.1. Amount and Structure of Issuer's Equity and Working capital

Description	3Q2006
Authorized capital, RUR*	1,297,779,000
Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer)	0
The Issuer's reserves formed from the Company's profit, RUR.	64,889,000
Additional paid-in capital reflecting increase of assets value after revaluation, RUR	5,523,340,000
Difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR	0
Retained net profit of the Issuer, RUR **	6,982,424,000
Total capital value of the Issuer, RUR	13,868,432,000

**The size of the authorized capital of the Issuer corresponds to the constituent documents of the Issuer;*

***retained earnings of past years+retained earnings of the reporting year – uncovered loss of past years – uncovered loss of the reporting year*

Structure and amount of the Issuer's current assets in accordance with its financial accounts:

Description	3Q2006	
	RUR ths	%
Inventories	862,860	22.19
VAT on acquired values	1,191,843	30.65
Accounts receivable (expected in over 12 months after the reporting date)	13,506	0.35
Accounts receivable (expected within 12 months after the reporting date)	1,444,168	37.14
Short-term financial investments	115,044	2.96
Cash and cash equivalent	259,856	6.68
Other current assets	865	0.02
Current assets - total	3,888,142	100

Sources of financing the Issuer's current assets:

Description	3Q 2006	
	RUR ths	%
Own funds	13,868,432	36.13
Long-term loans and credits	13,725,695	35.76
Short-term loans and credits	5,492,274	14.31
Accounts payable	4,611,043	12.01
Other sources of financing	683,296	1.78
Total	38,380,740	100.00

The Issuer's policy on financing the Issuer's working capital:

The Issuer tries to minimize the current accounts payable, which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of working capital.

Factors that may result in changing the policy of financing the circulating assets

- ***actions aimed at reduction of accounts receivable, decrease of the stock level, acceleration of the circulating assets turnover;***
- ***growth of market prices of working stock and other kinds of inventories;***
- ***financial risks associated with the change of interest rates caused by possible alteration of refinancing rates of the Central Bank of the Russian Federation;***
- ***change of prices on services provided by the Issuer.***

Probability of such factors' occurrence:

- ***the Issuer's policy on assets management regarding receivables and stock is aimed at reduction of their level and turnover period. Possibility of negative influence of the given factor on financing the working capital is estimated as low;***
- ***cost of bank credits and the rate of refinancing of the Central Bank of the Russian Federation have a downward tendency. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***prices of inventories used by the Issuer in its business activity are not liable to the sudden ups and downs of the market. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***the Issuer's marketing strategy is aimed at broadening its activity in the market sectors with non-regulated prices and tariffs. Possibility of adverse effect of the given factor on financing the working capital is estimated as low.***

4.3.2. The Issuer's financial investments

Financial investment of the issuer, making over 10 per cent of all financial investment as of the expiry date of the period under report.

1) Investments in securities.

Kind, category (type), form of securities: ***ordinary registered non-documentary shares***

Full and abbreviated registered name of the issuer: ***Open Joint –Stock Company "Recreation center "Orbita"/ OJSC "Recreation center "Orbita".***

Location: ***Olginka, Tuapse district, Krasnodar Krai, 352840***

State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:
20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal district

Number of securities owned by the Issuer, pieces: ***354,400***

Total par value of securities owned by the Issuer, RUR: ***354,400,000***

Total balance value of securities owned by the Issuer, RUR: ***354, 400, 000***

Balance value of securities of the Issuer's subsidiaries and associates, RUR: ***354, 400, 000***

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination: ***none***

Period of payment: ***none.***

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company: ***none***

Payout period: ***none.***

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made:

In the opinion of the Issuer potential losses are limited to balance value of investments.

2) Non-emissive securities:

Financial investment of the issuer in non-emissive securities making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

3) Other financial investments:

Other financial investment of the issuer making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

Provision for impairment of the securities.

In December 2003 pursuant to PBU 19/02 the Issuer created provision for impairment of financial investments.

Size of the provision for impairment of the securities makes:

3,679,000 rubles as of January 1, 2005;

1,773,000 rubles as of 31 December 2005.

The Issuer's funds are not placed on deposit or other accounts in banks and other credit organizations which licenses have been suspended or withdrawn or concerning which the decisions on reorganization, liquidation of such credit organizations, starting the procedure of bankruptcy, or recognition of such organizations bankrupt have been accepted.

Accounting Standards according to which the Issuer has made calculations reflected in the present item of the Emissive prospectus:

Financial investments are reflected by the Issuer on account 58 according to PBU 19/02 "Accounting for financial investments" approved by Order of the Ministry of Finance of the Russian Federation №126n of 10.12.2002.

4.3.3. Issuer's Intangible Assets

Structure, Original (replacement) cost of intangible assets and depreciation charged in the reporting period:

№	Group of intangible assets	Overall value, RUR ths	Depreciation charged, RUR ths
	Reporting date: 30.09.2006		
1	Exclusive rights to trade marks and service marks	146,170	29,812
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2,042,298	1,823,465
	TOTAL	2,188,468	1,853,277

There were no contributions of intangible assets to the authorized capital or on a gratis basis.

Accounting for intangible assets.

Intangible assets are reflected according to "Accounting rules for intangible assets" PBU 14/2000, approved by the Order of the Ministry of Finance of the Russian Federation № 91n of October 16, 2000.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method.

The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.

Intangible assets are depreciated on a straight-line basis by accrual of amortization on account 05 "Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development in the reporting period preceding the expiry date of the previous reporting period, in respect of licenses and patents, new designs and research at the expense of the Issuer's own funds in such reporting period.

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

Period	Payments for licenses, RUR	Payments for research and development works, RUR
2000	372,355	200,000
2001	8,252,477	21,957,000
2002	160,633	35,719,700
2003	1,154,059	0
2004	747,487	3,219,160
2005	1,255,332	961
Total	**11,942,343**	**61,096,821**

Data on creation and obtaining the legal protection by the Issuer of the basic objects of the intellectual property (including data on the date of issue and termination of patents for invention, utility model and industrial model, on the state registration of trade marks and service marks, names of the place of products' origin):

1) Certificate of trade mark (service mark) № 243488
Registered in the State Register of trade marks and service marks of the Russian Federation on April 15,2003.
Period of validity - 10 years
Holder of right: "UTK" PJSC
The main direction of the trademark's usage is its usage when rendering all kinds of services by the Issuer, protection of the registered name of the Company, creation of strong advertising brand. Results of usage: Making the Company more recognizable, the Company's positioning in the telecom market

2) Computer-based billing system ASR "KURS"
Conformance certificate № OS/1-ST-170 issued on 9.08.2001 by the Ministry for Communications of the Russian Federation, valid till 9.08.2004.
Purpose: automation of business accounting.
The Issuer intends to extend the certificate.

3) Software ASU BUKHUCHOT
Contract № 1-97 of 5.03.1997 with the company "Kubaninformholding" for right of software usage (date of registration 31.07.1999). Contractual time is 10 years. Purpose: automation of business accounting.

4) Certificate of trade mark (service mark № 297060 DISEL
Registered in the State Register of trade marks and service marks of the Russian Federation on 20 October 2005
Valid till 26.05.2015
Holder of right: "UTK" PJSC
List of services under the registered trade mark: telecommunications; news agencies; TV broadcasting; Internet access (services of providers); provision of telecommunication connection to the Internet and other.

Risk associated with the possibility of withdrawal of the certificate on usage of trademarks:

The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law № 126 "On Telecommunications" of July 7, 2003, effective since January 1, 2004. A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect of these risks on the Issuer's business.

4.5.Analysis of the Development Trends in the Sector of the Issuer's Principal Activity

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H2003 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- ***transition to time-based billing system for local outgoing calls;***
- ***fundamental improvement of tariff policy;***
- ***increase of a technical level of public telephone systems.***

The Federal Tariff Service has set new tariffs for local and intercity telephone calls in the Republic of Adygeia, Republic of Kabardino-Balkaria, Republic of Kalmykia, Republic of Karachaevo-Cherkessia, Republic of the North Osetia-Alaniya, the Astrakhan region, the Volgograd region, the Krasnodarsky krai, the Rostov region, and Stavropolsky krai (orders by FTS head №№376-c10 and 375-c9, dated August 17, 2005) effective since September 1, 2005.

The monthly subscriber's rental was raised on average by 20% for residential customers and 15% - for businesses. In order to restrict cross-subsidizing and taking into consideration sizable decrease in growth rate of long-distance traffic volume, the FTS of Russia took a decision to cut the long-distance connection rates for individuals and legal entities by average of 4.1%.

According to the adopted decision on local tariffs growth and on simultaneous decrease in long-distance tariffs, the average increase in tariffs has made 8.2%.

The new legal acts in addition to the Federal law «On Communications» having come into effect since January 1, 2006, namely: decrees of the Government of the Russian Federation№ 87 of February 18, 2005, № 161 of March 28, 2005 and № 310 of May 18, 2005, the terms of the licenses and procedures of interconnection and provision of telecom services have also changed for telecom operators belonging to Svyazinvest holding. In compliance with these changes, Order of the Head of the Federal Tariffs service №375-c/9 has become invalid since January 1, 2006. According to Order of the Head of the Federal Tariffs Service №731-c/5 tariffs for "UTK" PJSC on intra-zonal services remained the same and compensation fee in addition to the price of local and zonal call initiation price was established at 0.64 rubles per one minute.

Share of communication and IT sector in gross domestic product reached 5 %, in 2000 it was 3.2%. According to estimates of the RF Ministry of Communications share of communication and IT sector in gross domestic product will increase from 5% to 10% by 2010. According to estimated 9m2006 results, revenues of large and medium-size communication companies rose by 24 % over 9m2005 to 571.7 billion rubles. Revenue from telecom services amounted to RUR 563.1 billion representing a 30.4%-increase over 9m2005.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically justified costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest" PJSC works out new tariff

policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Federal Anti-Monopoly Service of the Russian Federation.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- ***Growth of local tariffs;***
- ***Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;***
- ***Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;***
- ***Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level.***

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the inter-regional telecom companies aimed at liquidation of waiting lists for installation of telephone sets and increase of level of network digitization.

Development of the Issuer's business corresponds to the general development tendencies of the telecommunications sector.

Main factors having effect on the state of the telecommunications sector:

– changes in state regulation of the sector (including pricing policy on regulated telecom services, availability of licenses, realization of the reform of the sector);

– general condition of national economy, as telecommunications as an infrastructural sector, is very sensitive to such changes.

Key performance results of the Issuer in the telecommunications sector:

In 9m2006 the Company showed a good progress.:

– operating income increased by 19.2% over 9m2005 mainly due to rigid costs control;

– EBITDA was up 44.7% over 9m2005.;

– labour productivity grew by 3.6%

– number of lines per one employee rose by 8.5%.

Revenues from:

– local telephony increased by 17.0%;

– intra-zonal telephony decreased by 10.6%.

Estimation of conformity of the Issuer's performance results to development trends of the sector:

The Issuer's business development is in line with the industry's overall trends.

Grounds for the received activity results (satisfactory and unsatisfactory results in the opinion of the Issuer):

Telecommunications sector development corresponds to common positive trends in the Russia economy. The sector has been developing dynamically during the last several years: new technologies and new services have appeared; solvent demand for telecom services has increased. The Issuer's activity is aimed at providing full range of telecom services to wide circle of customers.

Factors and terms having effect on the Issuer's activity and its performance results:

The main risk factors of the Issuer's activity:

1) The most recent version of the federal law "On Telecommunications" came into effect on 1 January 2004. It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector. The law can increase a degree of regulation of the Issuer's business. Till the moment of approval of the corresponding normative acts, the period of contradictions and uncertainties relating to different interpretation of the Law by regulating authorities is inevitable.

Pursuant to the new Law the Company is obliged to establish equal status of connection of communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the

same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based billing system of payment.

2) Running processes of integration of alternative telecoms in large holdings.

Forecast concerning duration of the specified factors and conditions:

It is difficult to predict the duration of the main adverse factors because it is impossible to determine the period of validity of the main law regulating activity in telecommunications sector. Integration process of alternative operators is very dynamic and it will be continued for several more years.

Actions undertaken by the Issuer and actions which the Issuer plans to undertake in the future for effective usage of the given factors and conditions:

The Issuer is going to make advantage of its main competitive strengths.

Actions taken by the Issuer and actions which the Issuer plans to undertake in the future in order to diminish negative effect of factors and conditions influencing the Issuer's business:

The Issuer takes and plans to take the following actions:

– development of cable TV. High quality of video transmission, a lot of digital, analog and satellite channels to any taste and availability of many additional services, such as high-speed Internet access, IP telephony, telex, intruder and fire alarm systems and others, attract great number of customers;

– rendering of new additional service under the brand "DiSeL-TV" in the Krasnodar krai for broadband Internet subscribers using ADSL2 + technology. "DiSeL-TV" bundle includes 33 TV channels with digital quality of video and audio signals. In future the Company plans to extend a list of TV channels for viewing and to provide video upon request;

–further improvements in range and quality of offered services as well as in customer service in order to attract new clients including large corporate clients.

Essential events / factors which can have a negative effect on the opportunity of the Issuer to receive similar or better future results than those received in the last accounting period. Probability of occurrence of such events (factors):

Among major factors are liberalization of long-distance market and privatization of Svyazinvest. However it is not obviously possible at the moment to estimate the size and influence of the given factors.

In future the main negative effect is expected from strengthening of competition especially with mobile operators. Probability of the situation that mobile operators will be strong competitors is very high, since they are actively building up their presence in all regional markets.

Main existing and potential competitors of the Issuer in the sphere of its core activity including foreign ones. Competitive capacity factors of the Issuer with the description of a degree of their influence on competitive power of products (jobs, services).

As of 30 September 2006 402 telecom operators operated in the territory of the Southern Federal District, 124 of them being Internet-providers, 225 – providers of local and long-distance telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators. 43 cellular operators representing 11 trademarks operate in the Company's licensed territory.

In spite of high level of competition "UTK" PJSC maintains major market share of traditional fixed-line services. According to 2005 preliminary results total market share of "UTK" PJSC in the aggregate SFD fixed- line market constituted 81%.

According to 9m2006 estimates UTK's share of regional telecom market was:

- ***91% - local telephony;***
- ***38%* - long-distance telephony;***
- ***52% - value-added telecom services.***

As a whole UTK's market share was estimated at 28%* in 9m2005. UTK's fixed line market share was estimated at 61%* in 9m2005.

** - due to introduction of new settlement system with Rostelecom and other long-distance operators, payments of end users –UTK's subscribers are not revenues of "UTK" PJSC.*

"Southern Telecommunications Company" PJSC states the following priority tasks:

- *Introducing new technologies and services meeting the market development tendencies and customers' real requirements*
- *Making value-added services more competitive*
- *Developing integrated data networks (multi-service networks) in the Southern Federal District*
- *Introduction and deployment of pre-paid universal service cards throughout the licensed territory of "UTK" PJSC.*
- *Technical realization of intra-regional service roaming.*
- *Provision of services "in package".*

Priority services of the Issuer are the following:

- *Broadband access to Internet services*
- *Call-center services*
- *Intelligent services*
- *Services of multimedia and multi service networks (including digital cable TV and IP-TV)*
- *Content services*
- *Construction of VPN*

One of the priorities in the service sphere is introduction and further development of pre-paid service cards including universal cards, development of "self-service" system, as well as development of the content to be accessed by subscribers through various information access channels (Internet, E-mail, SMS, WAP, IVR, operators of the Contact-center).

Market shares of the Issuer and its competitors for the last five fiscal years in opinion of the Issuer:

Name	Country of registration	Volume of sold products, RUR mln (2002-2005)	Market share, %			
			2002	2003	2004	2005E
The Issuer	Russia	57,441.23	45.0	46.0	39.6	35.5
Cellular operators	Russia	69,549.10	34.5	41.7	51.5	56.6
Other operators	Russia	15,878.67	20.5	12.3	8.9	7.9

Analysis of the factors of the Issuer's competitive capacity:

- *the table shows estimations of competitive power of "UTK" PJSC and its competitors: cellular and fixed line operators, Internet and IP-telephony providers;*

- *quantitative estimations of the factors of the competitive capacity shown in the table represent aggregate average estimations received from end users of services;*
- *Bottom-line value of the competitive capacity of the Issuer is calculated taking into consideration a rate of importance of such factors.*

Description	Rating of the factor importance	Issuer	Fixed-line operators	Cellular operators	Internet and IP providers
Convenience of location (distribution system)	0.1	4.2	3.4	4.6	3.7
Price	0.2	3.9	3.5	3.4	3.3
Quality of products	0.25	4.1	3.7	4.0	3.3
Service rapidity	0.15	4.1	3.6	4.3	3.6
After-sale service	0.15	4.1	3.5	4.3	3.8
Consumer properties of services	0.15	4.5	3.7	4.5	4.0
Closing value of the company's competitive capacity		**4.1**	**3.6**	**4.1**	**3.6**

Essential events / factors which can improve the Company's performance results:

General economic growth in Russia and increase of the telecommunications sector share in Gross Domestic Product has a positive effect on the Company's activities.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies and their terms of reference in accordance with its Charter:

Structure of the Issuer's governing bodies in accordance with its Charter:

- ***General Shareholders' Meeting is the Company's supreme governing body.***
- ***Board of Directors is a collegiate governing body exercising general management of the Company's activity.***
- ***Management Board is a collegiate executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.***
- ***General Director is the personal executive power exercising management of the Company's current activity.***

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11

persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director is entitled to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter.

General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Employment Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter cover:

1) making amendments and additions to the Company's Charter and approving the Charter's new edition (except for the cases falling under the Federal Law "On Joint Stock Companies"), in which cases decisions may be taken by at least three quarters of voting shareholders attending the General Shareholders' Meeting);

2) the Company's reorganization that shall be voted in favor of it by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

3) the Company's liquidation, appointment of a liquidation commission and approval of a preliminary and final liquidation statements that shall be voted in favor of them by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

6) definition of the number, nominal value, category (type) of the Company's declared shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

7) increase of the Company's authorized capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

8) increase of the Company's authorized capital by placing additional shares by public subscription, should the number of additional shares exceed 25 percent of the Company's ordinary shares having been previously placed, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

9) increase of the Company's authorized capital by placing additional shares by close subscription, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

10) reduction of the Company's authorized capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares in order to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

11) election of the members of the Company's Auditing Commission and early termination of their powers in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

12) appointment of the Company's auditor, in which case a decision shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

13) approval of the Company's annual reports, balance sheets, income and loss statements, distribution of profits and losses including dividend payment (declaration). The decisions in these cases shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

14) procedures for conducting a General Shareholders' Meeting, in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, in which cases decisions shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

16) taking resolutions on approval of transactions with vested interests; such resolutions shall be passed in the cases and in the procedure specified in Article XI of the Federal law "On Joint Stock Companies";

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares by subscription and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) participation in holding companies, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

20) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of the Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not take a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

22) delegating the authority of the Company's individual executive body to a managing organization or a manager that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

23) other matters stipulated by the Federal law "On Joint Stock Companies" and this Charter.

General Shareholders' Meeting shall have the right to take decision on issues specified in subparagraphs 2,7,8,9,15-19,22 of paragraph 12.2 hereof exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of the annual or extraordinary General Shareholders Meeting shall not demand that the Board of Directors enter the above matters on the agenda of the meeting.

The General Shareholders Meeting may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law "On Joint Stock Companies".
The General Meeting is not authorized to pass resolutions on matters not on the agenda, or revise the agenda.

Board of Directors' terms of reference according to the Company's Charter:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, budgets for medium- and long-term periods, strategies, and development programs of the Company, making changes in the indicated documents, consideration of the results of their implementation;

2) preliminary approval of the operations exceeding the scope determined by the Company's annual budget;

3) convocation of the annual and extraordinary General Shareholders Meetings, except for the cases provided for under paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";

4) Approval of the General Shareholders' Meeting's agenda;

5) Setting record date for shareholders entitled to attend a General Shareholders' Meeting, and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;

6) Preliminary approval of the Company's annual report;

7) increase of the Company's authorized capital by placing by the Company of additional shares within the number of declared shares as defined by this Charter, except for the cases provided for under subparagraph 8,9 of paragraph 12.2. hereof;

8) placement by the Company of bonds or other issued securities in cases, where under the terms of placement of such bonds or other issued securities, they are not convertible into the Company's shares;

9) placement by the Company of bonds or other issued securities convertible to shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of property and the price of placement and redemption of issued securities in cases provided for by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption approval of resolutions on issue of securities, security issue prospectus, reports on the results of issuance of the Company's securities, reports on the results of purchasing the Company's shares for the purpose of their redemption;

12) acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith as well as taking resolutions on the cancellation of the contract therewith;

14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;

15) use of the Company's reserve fund and other funds;

16) approval of the internal document of the Company regulating the procedures for internal control over its financial and business operations;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor on audit services and determination of the fee payable for audit services;

18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control as well as consideration of other issues, decisions on which shall be

taken by the Board of Directors in accordance with the Provisions on the indicated subdivision;

19) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 0.5 to 25 percent of the book value of the Company's assets as of the latest reporting date determined from its accounting data;

20) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 25 to 50 percent of the book value of the Company's assets as of the latest reporting date determined from the financial statements, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) by subscription of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of interested- party transactions in cases provided for under Chapter XI of the Federal Law "On Joint-Stock Companies";

22) determination (change) of functional blocks of the Company's organizational structure and of the main functions of subdivisions incorporated in the functional blocks of the Company's organizational structure (except for structures of the Company's branches and representative offices);

23) setting-up subsidiaries, opening representative agencies, their liquidation and approval of the Provisions on them;

24) preliminary agreement on the candidates to the posts of directors of branches, representative offices, structural subdivision of the Company performing internal control functions and relieving the indicated directors of their posts at the Company's initiative;

25) approval of annual budgets, development strategies and programs, making changes in the indicated documents, consideration of the results of their implementation;

26) nomination of the Company's individual executive body (General Director), determination of his term of office and early termination of his powers;

27) election (re-election) of Chairman of the Company's Board of Directors and the Vice-chairman;

28) forming a collegiate executive body (Management Board), determination of its term of office as well as appointment of the members of the Management Board and early termination of their authority;

29) agreement on combination by the person performing the functions of the individual executive body of the Company, members of the Management Board of the Company of the posts at the managing bodies of other organizations;

30) permitting the person acting as individual executive body of the Company to combine jobs holding a paid post at other organizations;

31) formation of standing or temporary (for resolving certain matters) committees of the Board of Directors, approval of Provisions thereon;

32) appointment and dismissal of the Company's Corporate Secretary, approval of the Provisions on the Corporate Secretary and the office of the Company's Corporate Secretary;

33) approval of the terms of contracts (additional agreements), concluded with the General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; as well as consideration of matters, the resolutions on which shall be taken by the Board of Directors in accordance with the abovementioned contracts;

34) taking decisions on participation (joining as a participant, termination of participation, change in the participation share) of the Company in other organizations by buying, selling shares, shares of other organizations as well as by making additional contributions to the authorized capital of these organizations;

35) taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-paragraph 18, paragraph.12.2 of the present Charter, by joining as a participant, termination of participation, making additional contributions (installments) related to the Company's participation in non-profit organizations;

36) taking decisions on items of the agenda of the General Meetings of subsidiaries (supreme governing bodies of other organizations), of which the Company is the sole participant;

37) determination of the procedure of the Company's interaction with organizations in which the Company is a shareholder;

38) approval of the internal documents (document) regulating principles of information disclosure about the Company, procedures for using confidential information about the Company's operations and transactions»;

39) approval of the Corporate Governance Code of the Company, making amendments and additions into it;

40) approval of other internal documents of the Company, in addition to those provided for under paragraph 13.4 of the present Charter, regulating matters within the competence of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Charter to the competence of the General Shareholders meeting and executive bodies of the Company;

41) approval of the procedure for risk management in the Company»;

42) preliminary agreement on engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission of the Company »;

43) determination of payment procedure and other material conditions of engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission;

44) approval of sale and purchase contracts on the Company's bonds except for the transactions approved by General Shareholders' Meetings and the Board of Directors of the Company on other grounds stipulated by the Federal law "On Joint –Stock Companies" and this Charter;

45) determination of corporate social responsibility policy of the Company and its branches;

46) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter.

Terms of reference of the Management Board according to the Company's Charter:

1) *developing proposals on the main trends of the Company's activities including draft annual budgets, budgets for the medium- and long-term periods, Company's development strategies and programs, proposals on making changes to the aforementioned documents;*
2) *making decisions on matters being within the terms of reference of supreme governing bodies of the non-profit organizations where the Company is the sole founder (stockholder), except for the non-profit organizations which supreme governing body is formed without participation of the founder (participant);*
3) *developing the Company's social and personnel policy;*
4) *approving the internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;*
5) *Preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues specified in paragraphs 24, 26, 27, 28, 31, 32, 33 of item 13.4 of Article 13 of this Charter and those submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board;*

   preparation of materials to be considered by the Committees of the Board of Directors;
6) *organizational and technical support of the activity of the Company bodies;*
7) *developing technical, economic, financial and tariff policy of the Company and its branches.*
8) *developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;*
9) *determining the methodology of planning, budgeting and controlling of the Company and its branches;*
10) *developing security policy of the Company and its branches;*

11) determining the procedure for allotting assets to a branch and withdrawing the assets owned by a branch;

12) determining the quantitative structure of the branches' collegiate executive bodies, appointing their members, early termination of their powers, approving The Provisions on the collegiate executive body of a branch;

13) preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions at the Company's initiative;

14) approving terms of contracts (additional agreements), concluded with the members of the collegiate executive bodies of the branches, deputy directors, chief accountants of the branches and representative offices, as well as examining issues to be approved by the Management Board in accordance with the aforesaid contracts;

15) approving quarterly budgets of the branches, making changes to the indicated documents;

16) analysis of operation of structural divisions of the Company, detached units included, and development of mandatory guidelines for improvement of their operation;

17) approving internal document regulating matters referred to the competence of the Company's Management Board except for the documents subject to approval by the General Shareholders' Meeting and the Board of Directors of the Company.

18) determination (change) of the Company's organizational structure including determination of the main functions of structural subdivisions (except for structures and functions of the Company's representative offices and branches' structural subdivisions situated not at the branches' location addresses;

19) determination of the Company's corporate ethics rules;

20) formation of the Company's advisory collegiate body – Coordinating Council, appointment of the members of the Coordinating Council and release them of their duties.

The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors, proposals of the BoD Committees or by presentation of the General Director of the Company

Terms of reference of the General Director according to the Company's Charter:

1) *making decisions on the matters not referred by the Charter to the competence of the Company's General Shareholders' Meeting, Board of Directors and Management Board,*
2) *acting as the Chairman of the Company's Management Board,*
3) *General Director acts on behalf of the Company without Power of Attorney representing the interests of the Company, concluding transactions on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all the Company's employees;*

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics (Corporate Governance Code).

Corporate Governance Code of "UTK" PJSC (Appendix № 1) was approved by the Issuer's Board of Directors (Minutes № 44 of May 25, 2004) and amended and restated by UTK's Board of Directors on May 25, 2005 (Minutes № 36 of May 25, 2005).

URL of Internet site for public access to full text of Corporate Conduct (governance) Code of the Issuer:

http://www.stcompany.ru/investor/docs

Data on amendments introduced in the Issuer's Charter and other bylaws regulating activity of the Issuer's bodies in the last accounting period:

The Issuer's Annual General Shareholders' Meeting held on June 27, 2006 took a decision to introduce the following amendments and additions to the Charter of "UTK" PJSC (Minutes № 17 of June 27,2006):

1) Item 5.4 of Article 5 of the Charter shall be stated as follows:

«5.4. The Company's branches and representative offices shall operate in accordance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall adopt resolutions on establishment of branches, representative offices and on their liquidation.

Branches of the Company have multilevel structure including structural subdivisions situated outside registered location addresses of the branches indicated in item 5.2 hereof.

Heads of branch establishments and representative offices shall be nominated and relieved of their posts by the Company's General Director by preliminary agreement with the Board of Directors. Heads of branches and representative offices shall act on behalf of the Company on the basis of the Power of Attorney.

By resolution of the Management Board a collegiate executive body of the branch can be set up for organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Management Board of the Company";

2) Item 7.12. of Article 7 of the Charter shall be stated as follows:

«7.12. Shareholders – owners of the Company's ordinary shares shall have other obligations as provided for by the current legislation of the Russian Federation and this Charter»;

3) The following item shall be added to Article 8 of the Charter:

«8.11. Shareholders – owners of the Company's preference shares shall have other obligations as provided for by the current legislation of the Russian Federation and this Charter»;

4) Paragraph 22 of item 12.2 of Article 12 of the Charter shall be deleted, paragraphs 23, 24 of item 12.2 of Article 12 of the Charter shall be considered paragraphs 22, 23 respectively, in paragraph 1 of item 12.3 the words "stipulated by paragraphs 2, 7, 8, 9, 15 – 19, 23 of item 12.2 of the Charter" shall be replaced with the words " stipulated by paragraphs 2, 7, 8, 9, 15 – 19, 22 of item 12.2 of the Charter ";

5) Paragraph 17 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor on audit services and determination of the fee payable for audit services";

6) Paragraph 18 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control as well as consideration of other issues, decisions on which shall be taken by the Board of Directors in accordance with the Provisions on the indicated subdivision»;

7) Paragraph 22 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«22) determination (change) of functional blocks of the Company's organizational structure and of the main functions of subdivisions incorporated in the functional blocks of the Company's organizational structure (except for structures of the Company's branches and representative offices);»;

8) Paragraph 24 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«24) preliminary agreement on the candidates to the posts of directors of branches, representative offices, structural subdivision of the Company performing internal control functions and relieving the indicated directors of their posts at the Company's initiative;»;

9) Paragraph 28 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«28) forming a collegiate executive body (Management Board), determination of its term of office as well as appointment of the members of the Management Board and early termination of their authority;»;

10) Paragraph 41 of item 13.4 of Article 13 of the Charter "41) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter" shall be considered paragraph 46 of item 13.4 of Article 13 of the Charter "46) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter"; the following paragraph shall be added to item 13.4 of Article 13 of the Charter:

"42) preliminary agreement on engagement on a paid basis of outsider experts in the audit

performed by the Auditing Commission of the Company »;

11) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

«43) determination of payment procedure and other material conditions of engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission »

12) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

« 44) approval of sale and purchase contracts on the Company's bonds except for the transactions approved by General Shareholders' Meetings and the Board of Directors of the Company on other grounds stipulated by the Federal law "On Joint –Stock Companies" and this Charter; »;

13) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

«46) determination of corporate social responsibility policy of the Company and its branches »;

14) item 13.6. of Article 13 of the Charter: shall be stated as follows:

«13.6. Resolutions on matters described under paragraphs 7, 9, 20 of item 13.4 of this Charter shall be passed by a solid vote by all the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Where a solid vote of the Board of Directors on matters provided under paragraph 2 of item 13.4 of this Charter cannot be reached, this matter may, by decision of the Board of Directors, be introduced for resolution by the General Shareholders Meeting. In this case, a decision shall be passed by a majority of votes of holders of the Company's voting shares attending the meeting.

Resolution on matters described under paragraph 21 of item 13.4 hereof shall be passed by a majority of votes of independent directors not interested in effecting the transaction.

Should all the members of the Company's Board of Directors be recognized as the related parties and (or) are not independent directors, the transaction can be approved by resolution of the General Meeting of the Shareholders by a majority of votes of all holders of voting shares not interested in the transaction.»;

15) The following item 13.8 shall be added to Article 13. of the Charter:, items 13.8-13.15 shall be considered items 13.9-13.16 accordingly:

«13.8. When submitting the issue stipulated by paragraph 19 of item 13.4 of the present Charter to the Board of Directors for taking decision, the price of property (works, services) to be acquired or disposed shall be compared to balance sheet value of the Company's assets:

- when acquiring property – acquisition price including VAT and other indirect taxes and duties;

- when disposing or possibility of disposing property – price of disposal of property excluding VAT and other indirect taxes and duties, determined by the parties of the transaction, or balance sheet value of the property, depending on what value is larger.»;

16) Paragraph 5 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«5) Preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues specified in paragraphs 24, 26, 27, 28, 31, 32, 33 of item 13.4 of Article 13 of this Charter and those submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board;

preparation of materials to be considered by the Committees of the Board of Directors;»;

17) Paragraph 13 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«13) preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions at the Company's initiative;»;

18) Paragraph 18 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«18) determination (change) of the Company's organizational structure including determination of the main functions of structural subdivisions (except for structures and functions of the

Company's representative offices and branches' structural subdivisions situated not at the branches' location addresses);»;

19) The following paragraph shall be added to item 14.4 of Article 14 of the Charter::

«19) determination of the Company's corporate ethics rules»;

20) The following paragraph shall be added to item 14.4 of Article 14 of the Charter::

«20) formation of the Company's advisory collegiate body – Coordinating Council, appointment of the members of the Coordinating Council and release them of their duties. »;

21) Item 14.5 of Article 14 of the Charter shall be stated as follows:

«14.5. The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors, proposals of the BoD Committees or by presentation of the General Director of the Company»;

22) Item 14.6 of Article 14 of the Charter shall be stated as follows:

«14.6. The procedure of calling and holding of the Management Board meetings, the procedure of decision-making by the Management Board shall be established in the Statute on the Company's Management Board to be approved by the General Shareholders Meeting of the Company.

23) Item 14.7 of Article 14 of the Charter shall be stated as follows:

«14.7. Rights, obligations and responsibility of the members of the Management Board shall be defined in the agreement to be signed between each of them and the Company.

Terms of the agreement should entitle a member of the Management Board to receive compensation of documented expenses associated with discharge of his/her duties as a member of the Management Board as well as to receive remuneration, which size and payment procedure shall be determined by the Company's by-law approved by the Board of Directors.

The Company's General Director shall sign the contract on behalf of the Company..»;

24) The following item shall be added to Article 19 of the Charter::

« 19.4. Should a decision on liquidation of the Company as a legal entity without transfer of its functions to other organizations been taken, the Company shall take measures on protection of the information being a state secret and its carriers. The Company shall inform in writing the body which issued the license for the works related to information being a state secret on the liquidation of the Company»;

25) Paragraph. 5.2.9 of item 5.2 of Article 5 of the Charter shall be stated as follows:

«5.2.9. Branch "Electrosvyaz of Stavropol Territory" with registered location address at 10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035».

Internet-page where the full text of the valid version of the Issuer's Charter and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.stcompany.ru/investor/docs

5.2. Information on the Members of the Issuer's Governing Bodies

Personal membership of each of the Issuer's governing bodies specified in item 5.1 of the quarterly report (except for the participants of the General Shareholders' Meeting):

Members of the Board of Directors of the Issuer:

Stanislav Nikolaevich Panchenko (Chairman)

Date of birth: ***1945***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - till present time	"Svyazinvest" OJSC	Member of the Management Board , Deputy General Director
2001 – till present time	"Dagsvyazinform" OJSC	Chairman of the Board of Directors
2001 – 2005	"Rostelecom" OJSC	Member of the Board of Directors
2006 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
2001 – 2004	"Lensvyaz" OJSC	Chairman of the Board of Directors
2001 – 2001	"PTS" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Chairman of the Board of Directors
2001 - 2002	"Lipetskelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Nizhegorodsvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Stavropol Territory"	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov Region	Member of the Board of Directors
2002 - 2002	"Voronezhsvyazinform" OJSC	Member of the Board of Directors
2004 – 2005	"Uralsvyazinform" OJSC	Member of the Board of Directors
2004 – 2005	"North-Western Telecom" OJSC	Member of the Board of Directors
2005 – 2006	"Central Telegraph" OJSC	Member of the Board of Directors
2005 – till present time	"Central Telegraph" OJSC	Chairman of the Board of Directors
2003 – 2006	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2006 – till present time	"Southern Telecommunications Company" PJSC	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options

owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Antonyuk Boris Dmitrievich

Year of birth: ***1949***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	FGUP "Kosmicheskaya Svyaz"	General Director
2002 - 2004	Ministry for Information Technologies and Communications of the Russian Federation	First Deputy Minister, Chairman of Liquidation Commission
2003 - till now	"Svyazinvest" OJSC	Member of the Board of Directors
2004 - till now	Ministry for Information Technologies and Communications of the Russian Federation	General Minister
2005 - till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2005 - till now	OJSC "MGTS"	Member of the Board of Directors
2005 – till now	OJSC "MMTS-9"	Member of the Board of Directors
2005 - 2006	"Sibirtelecom" OJSC	Member of the Board of Directors
2005 - till now	"CenterTelecom" OJSC	Member of the Board of Directors
2006 - till now	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Veremianina Valentina Fyodorovna

Year of birth: ***1966***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 – 2003	Bank "MENATEP Saint Petersburg"	Legal expert of the branch in the city of Voronezh
2003 – 2004	OJSC "RTC-Leasing"	Deputy head of the section, Head of the section of the Legal Department
2004 – till now	"Svyazinvest" OJSC	Deputy Director of the Legal Department
2005 – till now	"CenterTelecom" OJSC	Member of the Auditing Commission
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 – 2005	OJSC "Svyazintek"	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Vinkov Andrey Aleksandrovich

Year of birth: ***1977***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 – 2001	ANO "Center of support of industry and entrepreneurship development"	General Director
2001 – till present time	Magazine "Expert"	Reviewer of Industry section
2006 – till now	"Gornozavodsktsement" OJSC	Member of the Board of Directors
2006 – till now	"Moscow Confectionery "Krasny Oktyabrj" OJSC	Member of the Board of Directors
2006 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options

owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Gavrilenko Anatoliy Anatolievich

Year of birth: ***1972***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998-2004	CJSC "Alor Invest"	Director for strategic finance planning
2001-2005	LLC "Alor +"	Deputy Director General
2004 – till now	CJSC "Leader"	General Director, member of the Board of Directors
2005 – 2006	OJSC "Ulyanovsk motor-car factory"	member of the Board of Directors
2004 – 2006	OJSC "United Engineering Plants"	member of the Board of Directors
2005 – 2006	OJSC "Belvnesheconombank"	member of the Supervisory Board
2005 – till now	OJSC "Moscow Heat Supply Company"	member of the Board of Directors
2005 – till now	OJSC "Moscow City Electrical Supply Networks"	member of the Board of Directors
2005 – till now	OJSC "Moscow Regional Electrical Supply Networks"	member of the Board of Directors
2005 – till now	OJSC "Management energy company"	member of the Board of Directors
2005 – till now	OJSC "Mosenergo"	Member of the Board of Directors
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Yenin Eugheny Petrovich

Year of birth: ***1958***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	OJSC "Bank "Saint Petersburg"	Deputy Director of Commercial Department
2002 – 2003	CJSC Renaissance- Capital"	Deputy Director General
2003 – 2004	Fund "Institute of Stock Market and Management"	General Director
2004 – 2005	LLC IK "LenMontazhStroy"	Deputy Director General
2005 – 2006	IK "Russkiy Monolit"	General Director
2006 – till now	NP "Russia Institute of Directors"	Deputy Director
2006 – till now	"Volgatelecom" OJSC	Member of the Board of Directors
2006 – till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2006 – till now	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Zabuzova Elena Viktorovna
Year of birth: ***1950***
Education: ***higher education***
Positions held during the last 5 years:

Period	Company	Position held
2001-2003	"Svyazinvest" OJSC	Deputy Director – Head of the Economic Planning Division, Economic and Tariff Policy Department
2002 - 2002	OJSC "Smolensksvyazinform"	member of the Board of Directors
2002 - 2003	"UTK" PJSC	member of the Board of Directors
2002 - 2002	OJSC "Electrosvyaz" of the Rostov Region	member of the Board of Directors
2003 - 2004	"VolgaTelecom" OJSC	member of the Board of Directors
2003 – till now	"Sibirtelecom" OJSC	member of the Board of Directors
2004 - 2005	OJSC "MGTS"	member of the Board of Directors
2004 - 2005	CJSC "RusLeasingSvyaz"	member of the Board of Directors
2003 – till now	"Svyazinvest" OJSC	Director of the Department of Economic Planning and Budgeting
2005 – 2006	"North-Western Telecom"	Chairman of the Auditing Commission

Period	Company	Position held
2001-2003	"Svyazinvest" OJSC	Deputy Director – Head of the Economic Planning Division, Economic and Tariff Policy Department
	OJSC	
2005 – 2006	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2005 – till now	CJSC "RusLeasingSvyaz"	Chairman of the Board of Directors
2005 – till now	"CenterTelecom" OJSC	Member of the Management Board
2005 – till now	"UTK" PJSC	member of the Board of Directors
2006 – till now	"North-Western Telecom" OJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Denis Viktorovich Kulikov

Date of birth: 1975

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	CJSC "IAUC "NAUFOR"	Expert of the Consulting Center
2001 - 2003	"Kurskenergo" OJSC	Member of the Board of Directors
2002 - 2004	"Ryazanenergo" OJSC	Member of the Board of Directors
2003 - 2003	"Bryanskenergo" OJSC	Member of the Board of Directors
2003 - 2006	"Cherepetskaya GRES" OJSC	Member of the Board of Directors
2003 - 2003	"Kalugaenergo" OJSC	Member of the Board of Directors
2003 - 2006	"Pechorskaya GRES" OJSC	Member of the Board of Directors
2003 - 2004	"Kurskenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Period	Company	Position held
2001 - till present time	Investor Protection Association	expert
2004 – 2005	OJSC «Vladimir Energy Company»	Member of the Board of Directors
2004 – 2006	OJSC «Penza Generating Company»	Member of the Board of Directors
2005 – 2006	"VolgaTelecom" OJSC	Member of the Board of Directors
2006 – till now	OJSC "OGK-5"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Punina Ekaterina Aleksandrovna

Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Svyazinvest" OJSC	Senior Specialist
2002 - 2002	"Svyazinform" of Chuvashia Republic " OJSC	Member of the Board of Directors
2002 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
2002 - 2002	"Kamchatsvyazinform" OJSC	Member of the Board of Directors
2003 – till now	"Svyazinvest" OJSC	Chief Specialist
2004 - 2004	"Svyaz of Komi Republic"	Member of the Board of Directors
2006-till now	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Selvich Elena Petrovna

Date of birth: ***1968***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Best Ceramics" CJSC	Deputy Director General
2003 - 2005	"Petersburg Transit Telecom"	Financial Director
2005- till now	"Uralsvyazinform" OJSC	Member of the Management Board
2005 - till present time	"Svyazinvest" OJSC	Finance Department Director
2006 – till now	"CenterTelecom" OJSC	Member of the Board of Directors
2006 – till now	"Svyazintech" OJSC	Chairman of the Auditing Commission
2006 – till now	"Sibirtelecom" OJSC	Member of the Auditing Commission
2006 – till now	"Pochtobank" CJSC	Member of the Auditing Commission
2006 – till now	"Rostelecom" OJSC	Member of the Board of Directors
2006 – till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Yuriev Vladimir Pavlovich
Year of birth: ***1946***
Education: ***higher education***

Posts held during the last 5 years::

Period	Company	Position held
2000 – 2004	Ministry for Communications and Informatization of the Russian Federation	Deputy Director of the Department for Economic Policy
2000 – 2006	OJSC "Chukotkasvyazinform"	Member of the Board of Directors
2004 – till present time	Federal Communications Agency	Head of the Department for economics, finance and state property
2005 – till present time	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.2.2. Person acting as the Issuer's individual executive organ:

Andreev Alexander Vladimirovich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	OJSC "Electrosvyaz" of Kaliningrad Region	General Director , Chairman of the Management Board
2002 - 2006	"North-Western Telecom" OJSC, branch "Electrosvyaz" of Kaliningrad Region	Regional Director
2006 - 2006	"North-Western Telecom" OJSC, Kaliningrad Branch	Regional Director – Director of the branch
2006-till now	"Southern Telecommunications Company" PJSC	Director General, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.2.3. Structure of the Issuer's collegiate executive body (Management Board)

Structure of the Issuer's collegiate executive body (Management Board)

Andreev Alexander Vladimirovich (Chairman)

Year of birth: ***1954***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	OJSC "Electrosvyaz" of Kaliningrad Region	General Director , Chairman of the Management Board
2002 - 2006	"North-Western Telecom" OJSC, branch "Electrosvyaz" of Kaliningrad Region	Regional Director
2006 - 2006	"North-Western Telecom" OJSC, Kaliningrad Branch	Regional Director – Director of the Branch
2006-till now	"Southern Telecommunications Company" PJSC	Director General, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Borodin Stanislav Petrovich

Year of birth: ***1966***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	CJSC "LIVS"	Deputy Director General, Commercial Director
2004 – 2004	CJSC "LIVS-SDS"	General Director
2004 - 2005	GUP "Vodokanal Saint Petersburg"	Head of IT service, Deputy Director of Communication and IT department
2005 - 2005	"Southern Telecommunications Company" PJSC	Adviser of General Director
2005 - till now	"Southern Telecommunications Company" PJSC	Deputy Director General – Director of the branch «Center of New Technologies»
2006 – till now	OJSC "Startcom"	Member of the Board of Directors
2006 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Devyatkina Lyudmila Ivanovna

Date of birth: ***1955***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" OJSC Pskov Region	Chairman of the Board of Directors
2000 - 2001	"Central Telegraph" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC Vladimir region	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2006 – till now	"Yug-Giprosvyaz" LLC	Member of the Board of Directors

Period	Company	Position held
2006 – till now	"RusLeasingSvyaz" CJSC	Member of the Board of Directors
2005 – till now	CJSC "Yugsvyazstroy"	Member of the Auditing Commission
1999 - till now	"Svyazinvest" OJSC	Deputy Director-Head of the Logistics Section of the Capital investments Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kondrakov Denis Yurievich

Year of birth: ***1977***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Economist of the financial department for direct investments and relations with shareholders
2002 - 2003	"Electrosvyaz" of Stavropol Territory" OJSC	Head of the Budget Section
2003 - 2004	"Southern Telecommunications Company" PJSC	Deputy Director of the Department for Economic Policy
2004 - 2005	"Southern Telecommunications Company" PJSC	Acting Deputy General Director
2005-2005	"Southern Telecommunications Company" PJSC	Deputy Director General member of the Management Board
2006 – till now	"Southern Telecommunications Company" PJSC	Commercial Director, member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Metla Yuri Valentinovich

Year of birth: ***1950***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Rostovelectrosvyaz" OJSC	Deputy Director General
2001 - 2002	"Rostovelectrosvyaz" OJSC	Deputy General Director – Commercial Director
2002 - 2004	"Rostovelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Deputy Director
2004 - 2004	"Rostovelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Head of the Rostov technical communications center
2004 - till now	"Rostovelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Director
2006 - till now	"UTK" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***0.010488%***

Share of the Issuer's common stock: ***0.0003%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Poyarkov Yevgeni Nikolaevich

Year of birth: ***1943***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" OJSC, Vladimir	Member of the Board of

Period	Company	Position held
	Region	Directors
2001 - 2002	"KabBalktelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2005	"Svyazinvest" OJSC	Deputy Director of Security Department
2005 – till now	"Svyazinvest" OJSC	Director of Security Department
2001 - till now	"Dagsvyazinform" PJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Rzhevsky Yevgeni Borisovich

Year of birth: ***1971***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1993-2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	Engineer, Head of the department of the Krasnodar city communications center
2003 - 2006	"UTK" PJSC	Deputy Technical Director
2006 – till now	"Southern Telecommunications Company" PJSC	Acting technical director, Technical director
2006 – till now	CJSC "TeleRoss-Kubanelectrosvyaz"	Member of the Board of Directors
2006 – till now	CJSC "Yugsvyazstroy"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***0.000003%***

Share of the Issuer's common stock: ***0.000004%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in

accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Rusinova Tatyana Viktorovna

Year of birth: 1958

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Murmanskelectrosvyaz" OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Statuev Vladislav Andreevich

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1997 - 2005	"Southern Telecommunications Company" PJSC	Head of Security Service, Deputy Director General
2006 - 2006	"Southern Telecommunications Company" PJSC	Deputy General Director for Security and Secrecy Regime
2006 – till now	"Southern Telecommunications Company" PJSC	Deputy Director General for Assets management and General Matters
2002 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2006- till now	CJSC "Volgograd-GSM"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses, other property provisions	Total
2005				
Members of the Board of Directors, RUR	0	0	13,615,256	13,615,256
Members of the Management Board*, RUR	32,323,488	7,449,067	8,397,606	48,170,161

***** - Amount of remuneration paid to I. F. Ignatenko and G.A. Romsky who were the members of the Board of Directors and the Management Board in 2005 is included in the specified amount of remuneration paid to the members of the Management Board.***

According to the Provisions on the Company's Board of Directors approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15), June 30, 2005 (Minutes of the Annual General Shareholders' Meeting #16), June 27, 2006 (Minutes of the annual General Shareholders' Meeting # 17) remuneration of the members of the Board of Directors shall include quarterly and yearly remunerations.

1) Quarterly remuneration to each member of the Board of Directors shall be established in the amount of 200, 000 rubles.

Remuneration to the Chairman of the Board of Directors shall be set with a raising coefficient 1.5.

Remuneration to a member of the Board of Directors shall be cut down by:

30 percent – in case of his attendance at less than a half of the Board of Directors meetings held in the form of joint personal presence;

100 percent – in case of his attendance at less than a half of the held Board of Directors meetings.

Remuneration for the quarter, in which re-election of the Board of Directors was held, shall be paid to the members of the Board of Directors in proportion to the hours worked during the quarter.

2) The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum of:

- *percentage of the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IFRS;*
- *percentage of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;*

The annual remuneration shall be distributed among all the directors by equal shares.

The annual remuneration to a member of the Board of Directors shall be reduced by 50 percent, should he attend less than a half of the Board of Directors meetings held during his term of office.

Percent of deductions for calculation of the annual remuneration shall be determined by the resolution of the General Shareholders' Meeting electing the current membership of the Board of Directors.

The annual remuneration shall be paid to a member of the Board of Directors not later than three months after termination of the term of office of the current membership of the Board of Directors.

Should a member of the Board of Directors be also a member of a Board of Directors' Committee, the bonus of RUR 40 thousand shall be paid to him in addition to his quarterly remuneration; a member of the Board of Directors shall not be at the same time a member of more than two Committees of the Board of Directors.

This bonus for the Chairman of a Board of Directors' Committee shall be rated by a raising factor 1.25.

The Issuer's Annual General Shareholders' Meeting held on June 27, 2006 adopted the following resolutions (Minutes № 17 of June 27, 2006):

To approve the following rates of deductions for calculation of the annual remuneration to be paid to the members of the Board of Directors elected at the present Meeting :

0.26% of the Company's EBITDA for the reporting year as per the Company's IFRS 2006 financial statements;

0.78% of the Company's net profit allocated to dividend payment according to 2005 financial results.

According to the Provisions on the Company's Management Board approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004 (Minutes of the Annual General Shareholders' Meeting # 15), June 27, 2006 (Minutes of the annual General Shareholders' Meeting # 17) size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company.

According to the Provisions on the Remuneration to the Company's Management Board approved by the Board of Directors on September 6, 2005 (Minutes # 6) remuneration to the members of the Management Board shall be paid on the basis of performance results for each quarter. Total amount of a quarterly remuneration to the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company but shall not exceed 150,000 rubles to each member of the Management Board for a quarter.

Size of remuneration shall be calculated on the basis of the following characteristics:

- *execution of the basic planned economic parameters of the Company's budget;*
- *fulfillment of the decisions taken by General Shareholders' Meetings and Board of Directors of*

the Company;

- *quality of preparation of materials for the Board of Directors meetings.*

The item on definition of the size of quarterly remuneration to the Management Board shall be without fail considered by the Personnel and Rewards Committee of UTK"s Board of Directors.
The sum of quarterly remuneration to the Management Board determined by the resolution of the Board of Directors shall be distributed equally among the members of the Management Board.

The Board of Directors can take a decision on reduction of the total amount of quarterly remuneration to each membership of the Management Board being in office during the quarter. Total amount of such reduction may reach 100% of the maximal size of quarterly remuneration to the members of the Company's Management Board.

In addition, members of the Board of Directors and the Management Board of the Issuer who are the employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operations, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

General Shareholders' Meeting may terminate Powers of several or all members of the Auditing Commission before the appointed time.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the

Company's Board of Directors.

Data on the system of internal control over financial and economic activity of the Issuer:

Data on Internal Audit Department:

Period of work: ***created on 27.05.2003.***

Key specialists:

1. ***Podgornaya Ljubov Yurievna – Director of the Internal Audit Department.***
2. ***Demchenko Marina Ivanovna – Head of the audit section.***

Basic functions of the Internal Audit Department:

Organization of integrated audit of financial and economic activity of the Company, its branches and structural units according to the standing orders approved by the Management Board. Integrated audit in the Company's branches shall be planned so that the specialists of the General Management can visit all branches of the Company minimum once in 3 years.

Performing audit in the General Directorate and the branches of the Issuer in accordance with the schedule of audit approved by the Board of Directors.

Experts of the Internal Audit Department and specialists engaged for carrying out audit must reveal mistakes, discrepancies and illegal actions during financial and economic operations transacted by the Company.

Sampling audit of financial and management reports of the Company, analysis of their reliability, estimation of timeliness of the reporting and its presentation.

Carrying out of unannounced inspections of cash departments and cash discipline in order to strengthen the system of internal control over safe keeping of money resources.

Performing sampling audit according to the programs approved by the director of the Internal Audit Department as well as sampling inventories to exercise control over safe keeping and effective usage of the Company's assets.

Participating in audit of subsidiaries as engaged specialists.

Working out recommendations and instructions on performing audit, specialized checks and integrated audit of financial and economic activity.

Preparation of proposals on elimination of infringements revealed during audit, inspections of tax and other state authorities (information of all sections of the internal audit Department, services and departments of General management and branches is integrated).

Control over fulfillment of plans aimed at elimination of the revealed infringements.

Carrying out of the independent analysis of financial and economic activity of the Company, its branches and structural divisions in all directions determined by the internal audit department.

Development of the programs of training and information seminars in order to eliminate typical infringements revealed during audit, integrated and tax inspections. Preparing information for realization of actions aimed at optimization of taxation.

Monitoring of expenditures of means, funds for different projects or programs, sampling analysis of incomes and costs.

Preparing consultations on tax matters addressed to Chief Accountant, work check-up by the accounts services.

Preparation of the Company for external audit within its term of reference; analysis of work reports of external Auditors of the Company; making recommendations on elimination of the infringements revealed by auditors.

Regular work within the framework of any projects. Definition and analysis of possible external and internal risks during development and introduction of new projects in the Company and during the conclusion of contracts. Development of recommendations allowing to reduce the risk of separate operations or to minimize possible losses.

Gathering and analysis of information on the state of risk management system. Risks database

maintenance.

Carrying out sampling inspections aimed at revealing and liquidation of debts and deficiencies, periodic control over fulfillment of obligations by the Company and its contractors.

Supervision of work of the personnel in the sphere of finances; control over the work of internal audit department in the branches.

Making reports on the done work, analytical and staff reports, opinions of experts.

Accountability of the Internal Audit Department:

The Internal Audit Department is functionally subordinate to the Board of Directors and administratively – to the General Director of the Company.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

Presentation of the results of audits to the Management Board and results of work – to the Board of Directors of the Company, preparation of documents for work of the Board Audit Committee, informing the management on the audit results after and during the audit.

Interaction with the external auditor of the Issuer:

Measures on elimination of the infringements affecting reliability of the accounting reports, conducting meetings, discussing the results of audit performed by the Auditor of the Company and informing the branches on typical infringements.

Data on availability of the Issuer's internal document on protection of internal (inside) information.

Full text of the current version of the "Provisions on the procedure for using information on the activities of Public Joint –Stock Company "Southern Telecommunications Company" or on its securities and transactions with them, unavailable to the general public, whose illegal use or disclosure may have a material effect on the market value of securities of Public Joint –Stock Company "Southern Telecommunications Company", approved by the Board of Directors of "UTK" PJSC, Minutes № 40 of June 29, 2005, can be viewed on the corporate website http://www.stcompany.ru. .

5.5. Information on the Members of the Auditing Commission

Frolov Kirill Viktorovich (Chairman)

Year of birth: *1977*

Education: *higher education*

Positions held during the last 5 years:

Period	Company	Position held
2000 – 2001	LLC "A-Hold"	auditor
2001 – till now	"Svyazinvest" OJSC	Deputy Director of Internal Audit Department
2002-2002	"Amursvyaz" OJSC	Member of the Board of Directors
2006 – till now	"UTK" PJSC	Chairman of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Loshakov Dmitry Anatolievich

Year of birth: ***1975***

Education: ***higher education***

Positions held during the last 5 years (including as a by-worker):

Period	Company	Position held
2000 – 2002	CJSC "Unicon/MS consulting group"	Expert, consultant
2002 - 2003	OJSC "Rospechat"	Head of the Monitoring Department
2003 – till present time	"Svyazinvest" OJSC	Senior specialist of the section for investment projects of the Economic planning and budgeting Department
2005 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Feoktistova Natalia Vladimirovna

Year of birth: ***1966***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1998 - 2000	"Svyazinvest" OJSC	Senior specialist
2000 - 2004	"Svyazinvest" OJSC	Chief specialist
2001 - 2002	OJSC "Electrosvyaz" of the Ulianovsk region	Member of the Board of Directors
2001 - 2002	"Kirovelectrosvyaz" OJSC	Member of the Board of Directors
2004 - 2005	"Svyazinvest" OJSC	Head of the group for work with associated companies
2005 – till present time	"Svyazinvest" OJSC	Head of the section of analysis and improvement of the legislation
2006 - till present time	"Dalsvyaz" OJSC	Member of the Board of Directors
2006 - till present time	"Uralsvyazinform" OJSC	Member of the Auditing Commission

Period	Company	Position held
2006 - till present time	"Mobitel" CJSC	Inspector
2005 - 2006	"Volgatelecom" OJSC	Member of the Auditing Commission
2005 - 2005	"Informatsionnie tehnologii svyazi" OJSC	Member of the Board of Directors
2004 - 2006	"Mobiltelecom" OJSC	Member of the Board of Directors
2006 - till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Zubova Tatiana Yurievna

Year of birth: ***1960***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1994 - 2002	RAO «EES Rossii»	Head of accounting reports section of Accounting Department
2003 – 2004	"Svyazinvest" OJSC	Chief specialist of the methodology section of Accounting Department
2004 - till present time	"Svyazinvest" OJSC	Deputy head of the methodology section of Accounting Department
2005 - till present time	"Volgatelecom" OJSC	Member of the Auditing Commission
2005 - 2006	"Startcom" CJSC	Auditor
2005 - 2006	"Yeniseytelecom" CJSC	Member of the Auditing Commission
2006 – till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Ganeeva Alla Aljbertovna

Year of birth: ***1951***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2000 – till present time	"Svyazinvest" OJSC	Head of the section of technical maintenance of telecommunication networks
1996 - 2002	OJSC "Electrosvyaz" of the Kaliningrad region	Chairman of the Board of Directors
1999 – 2002	OJSC "Svyazinform" of the Mordovia Republic	Chairman of the Board of Directors
2003 – till present time	"Dalsvyaz" OJSC	Member of the Management Board
2005 - till present time	"Volgatelecom" OJSC	Member of the Management Board
2006 - till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.5.1. Specialists of the Internal Audit Department:

Podgornaya Ljubov Yurievna

Date of birth: ***1964***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2002	"RCAU Audit Alyans" Ltd	Chief auditor
2002 – 2004	"UTK" PJSC	Head of the Section of Internal Audit
2004 – 2005	"UTK" PJSC	Head of the Section of methodology and risk management
2005- till now	"UTK" PJSC	Director of the Internal Audit

Period	Company	Position held
		Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Demchenko Marina Ivanovna
Date of birth: ***1957***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
till 2002	"Maxima" Ltd.	Chief auditor
2002-2003	"Firm "ROS-Audit" Ltd	Senior auditor
2003 – 2004	"UTK" PJSC	Senior auditor
2004- 2005	"UTK" PJSC	Acting head of the audit section
2005 – till now	"UTK" PJSC	Head of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Marienko Tatiana Petrovna
Date of birth: ***1958***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held

Period	Company	Position held
2000 - 2001	"Audit firm "Egida" Ltd.	Auditor
2001-2004	"ROS-Audit" Ltd	Auditor
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kior Yevgenia Anatolyevna
Date of birth: ***1979***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2003	"Agropromaudit" CJSC	Accountant-expert
2003-2004	"Unicon" CJSC (Krasnodar branch)	Expert
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kramarenko Antonina Anatolievna
Date of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001-2005	"CMTO" CJSC	Chief accountant
2005 – till now	"UTK" PJSC	Senior specialist of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Balyakina Oksana Aleksandrovna
Date of birth: ***1978***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	"Audit Alyans" LLC	Auditor
2002 – till now	"UTK" PJSC	Senior specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Parfyonova Zhanna Arkadievna
Date of birth: ***1983***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2003 - 2005	"FinCon" LLC	Auditor
2005 - 2006	Krasnodar branch of Impeksbank	Inspector on credits
2006 – till now	"UTK" PJSC	Specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Data on the Amount of all kinds of remuneration paid by the Issuer during the last complete financial year for Each of the Issuer's Control Body over the Financial and Economic Activities and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses and other property provisions	Total
2005				
Members of the Auditing Commission, RUR	927,053	174,267	1,882,913	2,984,233
Specialists of the Internal Audit Department, RUR*	1,482,598	326,224	66,309	1,875,131

** Amount of remuneration paid to L. Yu. Podgornaya who was the member of the Auditing Commission and the Internal Audit Department in 2005 is included in the specified amount of remuneration paid to the members of the Auditing Commission. Amount of remuneration paid to I. V. Prokofieva who was the member of the Management Board and the Auditing Commission in 2005 is included in the specified amount of remuneration paid to the members of the Management Board*

According to item 7.4. of the Provisions on the Auditing Commission of "UTK" PJSC, approved by the General Shareholders' Meeting of 30 May 2001 (Minutes № 10 of 30.05.2001) and amended by the General Shareholders' Meetings of June 21,2002 (Minutes № 12) and of June 30, 2004 (Minutes № 15), remuneration to each member of the Auditing Commission during execution of his duties shall be paid quarterly in the amount of 150,000 rubles. Quarterly remuneration to the Chairman of the Auditing Commission shall be rated by a raising factor 1.3. Remuneration for the quarter in

which the Auditing Commission has been re-elected shall be paid to the members of the Auditing Commission in proportion to the time worked in the quarter.

Members of the Auditing Commission who are employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the Collective Agreement of "UTK" PJSC.

Specialists of the Internal Audit Department of "Southern Telecommunications Company" PJSC receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Average number of workers (employees) of the Issuer including employees working in its branches and representative offices, as well as the size of deductions for wages and social security:

Description	3Q 2006
Average payroll number of employees, people	34,840
Share of the Issue's employees having higher education, %	28.9
Wages fund, RUR ths	882,968
Social expenditures, RUR ths	225,352
Total expenses, RUR ths	1,108,320

Data are presented according to the form of the statistical reporting P-4 (Monthly) pursuant to the Instruction on structure of wage fund and social payments approved by the decision of Goskomstat of the Russian Federation № 116 of 24.11.2000 as agreed with Economic Development Ministry of the Russian Federation, Ministry of Labor of the Russian Federation, the Central Bank of Russia.

In 9m2006 the average number of employees decreased by 6.3% over 9m2005. This change of the staff size in the period under report is due to planned staff cuts.

The information on the employees (workers) of the Issuer having considerable impact on its financial and economic operations:

There are no such employees.

Trade-union body of the Issuer.

The Krasnodar regional territorial trade-union organization of telecommunications workers of the All-Russian trade union of the Russian Federation. On 6 October 1999 the first constituent conference of the trade-union organization was held.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund).

Share of participation in the authorized capital (unit investment fund) of the Issuer (number of the Issuer's ordinary shares – joint-stock company), which can be acquired by employees (workers) of the Issuer under agreements or obligations of the Issuer concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund):

There are no such agreements or obligations.

Data on granting or possibility of granting of the Issuer's options to employees (workers) of the Issuer: ***There are no such agreements or obligations.***

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on Total Number of Shareholders of the Issuer:

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: *25,492*

Total number of nominal holders of issuer's shares: *22*

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

Full registered name: ***Investitsionnaya Kompaniya Svyazi - Open Joint-Stock Company***

Abbreviated registered name: ***"Svyazinvest" OJSC***

TIN: *7710158355*

Place of business: ***str., 2, 55 Plyushchikha, Moscow, Russia, 119121***

Share in the Issuer's authorized capital: *38.16 %*

Share of the Issuer's common shares owned by the shareholder: *50.69%*

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: ***Federal agency on federal property management***

Abbreviated registered name: ***Federal agency on federal property management***

TIN: *7710542402*

Place of business: ***9 Nikolsky per., Moscow, 103685***

Share in the authorized capital of the Issuer's shareholder (participant): ***75 % - 1 share***

Voting stock share: ***75 % - 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

Full registered name: ***MUSTSCOM LIMITED***

Abbreviated registered name: ***Mustcsom Ltd***

TIN: ***not applied***

Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

Voting stock share: ***25% + 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

Full registered name: ***Depository Clearing Company - Private Joint –Stock Company (nominal holder)***

Abbreviated name: ***"DCC" ZAO***

Mailing address: ***31/B, Shabolovka Str, building 4, Moscow, 115162***

Phone: ***(095) 956-09-99***

Fax: ***(095) 232-68-04***

e-mail: ***dcc@dcc.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-06236-000100 issued by the RF FCSM on October 9, 2002, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***413,076,469***

Full registered name: ***UBS Nominees Private Company (nominal holder)***

Abbreviated name: ***"UBS Nominees" CJSC***

Place of business: ***2, Paveletskaya Pl., building 2, Moscow, 115054***

Phone: ***(095) 258-52-00***

fax: ***(095) 725-41-70***

e-mail: ***custody@brunswickubs.com***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-04885-000100 issued by the RF FCSM on 13.03.2001, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***139,084,490***

Full registered name: ***Closed Joint –Stock Company Commercial bank "CITYBANK" (nominal holder)***

Abbreviated name: ***CJSC CB "Citibank"***

Location: ***8-10, Gashek Str., Moscow, 125047***

Phone: ***(095) 725-67-36***

Fax: ***(095) 251-46-58***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-02719-000100 issued by the RF FCSM on 01.11.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***114,731,520***

Full registered name: ***"ING BANK (EVRASIA) ZAO" (Closed Joint –Stock Company) (nominal holder)***

Abbreviated name: ***" ING BANK (EVRASIA) ZAO " (CJSC)***

Location: ***36, Krasnoproletarskaya Str., Moscow, Russia, 127473***

Phone: ***(095) 755-54-00***

Fax: ***(095) 755-54-99***

e-mail: ***mail@ibimos.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-03728-000100 issued by the RF FCSM on 07.12.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the

name of this nominal holder, shares: ***231,051,489***

6.2. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer:

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00028%***

Manager of the block: ***Regional state specialized organization "Fund of State Property of the Krasnodar Krai"***

Location: ***176, Krasnaya Str., Krasnodar, 350020***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): ***0.09190%***

Manager of the block: ***Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"***

Location: ***9, Leninsky prospect, Moscow, 109049***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share') its term of validity:

no such special right is provided

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00031%***

Manager of the block: ***Administration of Federal Mail Service of the Volgograd Region***

Location: ***9, Mira Str., Volgograd, 400066***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'), its term of validity:

no such special right is provided

6.3. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

Any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder established by the Charter of the issuer, which is a joint-stock company:

The Charter of the issuer has provided for no such restrictions.

Any restrictions of the share of foreign parties participation in the authorized capital of the issuer established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation:

there are no such restrictions

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name		Abbreviated name	Share in the charter capital, %	Share of common shares, %

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Date of annual General Shareholders' Meeting: 31.05.2000			
Cut-off date: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of annual General Shareholders' Meeting: 30.05.2001 Cut-off date: 14.04.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4.07	5.43
Date of annual General Shareholders' Meeting: 21.12.2001			
Cut-off date: 05.11.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of Annual General Shareholders' Meeting: 21.06.2002 Cut-off date: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7.26	9.68
Date of annual General Shareholders' Meeting: 21.01.2003			
Cut-off date: 21.11.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 25.06.2003 Cut-off date: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 30.06.2004 Cut-off date: 14.05.2004			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U.	CJSC "Leader" (Pension fund assets management company) D.U.	5.84	5.46
Date of Annual General Shareholders' Meeting: 30.06.2005 Cut-off date: 11.05.2005			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.27	7.40
Fenway Services Limited	Fenway Services Limited	4.20	5.57
Date of Annual General Shareholders' Meeting: 27.06.2006 Cut-off date: 11.05.2006			

Full registered name	**Abbreviated name**	**Share in the charter capital, %**	**Share of common shares, %**
Open Joint –Stock Company “Investment communication Company”	“Svyazinvest” OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC “Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.35	7.50
JP MORGAN CHASE BANK N.A.	JP MORGAN CHASE BANK N.A.	5.84	7.76
FIM Securities Ltd	FIM Securities Ltd	4.01	5.32

6.6. Data on Related-Party Transactions Made by the Issuer

Information on effected interest party transactions approved by each governing body of the Issuer:

Description	**3rd quarter of 2006**
Total number of transactions	24
Total amount of transactions, RUR	64,921,938.1

Price of transaction cannot be determined under some contracts.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer’s assets as determined based on the data of its accounts and reports as of the last reporting date*: there have been no such transactions in the third quarter of 2006*

Information on the related-party transactions effected by the Issuer:

Description	**3Q2006**
Total amount of transactions, RUR	0

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Description	**3Q2006**
Accounts receivable, total, RUR	1,457,673
Overdue accounts receivable, total, RUR	178,720

Information on the structure of the accounts receivable of the Issuer with the indication of the time of obligations execution:

As of 30 September 2006.

Type of accounts receivable	**Period in which the debt arises**	
	within 1 year	**more than 1 year**
Accounts receivable from buyers and customers, RUR	978,551,000	644
Including overdue, RUR	143,212,000	x

notes receivable, RUR	0	0,
Including overdue, RUR	0	x
debts of participants (founders) by contributions to the authorized capital, RUR	0	0,
Including overdue, RUR	0	x
advances distributed, RUR	126,738,000	0,
Including overdue, RUR	18,292,000	x
Other debtors, RUR	338,879,000	12,861,000
Including overdue, RUR	17,216,000	x
Receivables, total, RUR	1,444,168,000	13,505,000
Including overdue, RUR	178,720,000	x

Information on debtors for which account no less than 10 percent of the total debts:

There are no such debtors.

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers amounted to 131,361 thousand rubles as of 30 September 2006.

VII. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

Annual accounting reports of the Issuer are not to be included in the quarterly report for the third quarter.

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

See Annex1 (Forms 01, 02)

7.3. Issuer's Consolidated Accounts for the Last Completed Fiscal Year

Consolidated Statements for the Last Completed Fiscal Year are not to be included in the quarterly report for the third quarter.

7.4. Data on the Accounting Policy of the Issuer

Accounting Policy of the Issuer is not included in the quarterly report for the third quarter as there were no changes during the reporting quarter.

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export any services

7.6. Value of Issuer's Immovable property and Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Description	30.09.2006
Total value of immovables, RUR	16,255,454,763

Description	30.09.2006
Depreciation charges, RUR	3,958,164,532

Information about the estimation of immovable property.

During 12 months before the date of the end of the quarter under report, no valuation of immovables owned or leased by the Issuer on a long-term basis.

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no essential changes.

7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 28,200,871.31 Euro as of June 30, 2006.

Sanctions imposed on the Issuer: ***none***

The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

The parties agreed to settle the claim through amicable agreement which is now being prepared for signing. The hearing of the case has been postponed till October 16, 2006.

In 4Q2005 "UTK" PJSC brought the case before the arbitration court to contest tax authorities' claim, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005. At present the hearing of the case has been transferred to 13 September 2006.

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (rubles): ***1, 297, 779, 384.66***

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2,960,512,964	0.33	976,969,278.12	75.280074
Preferred stock	972,151,838	0.33	320,810,106.54	24.719926
TOTAL	3,932,664,802	0.33	1,297,779,384.66	100.00000

Data on the part of the Issuer's shares circulating outside the Russian Federation:
Category of stock circulating outside the Russian Federation: ***ordinary shares***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: *6.79 % (as of 30.09.2006).*

Name and location of the foreign issuer whose securities certify the rights in respect of the Issuer's shares of the respective category:

Name: ***" JPMorgan Chase Bank "***

Location: ***Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom***

Brief description of the program (type of program) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities permitted for circulation outside the Russian Federation is 2,102,078,765 shares; their total nominal value reaches 693, 685, 992.45 rubles.

Data on obtaining permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation:

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation is permitted in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to UTK's registered non-documentary ordinary shares.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted on the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	**CUSIP (WKN)**	**ADR ticker**	**ISIN**
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
2000 - no changes				
2001 – no changes				
		2002		

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
506,142, 862.50 Common stock: 1,150,323,325 Total volume (RUR): 379,606,697.25 Share in the authorized capital: 75.00 % Preferred stock: 383,442,925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2003				
1,297,779,384.66 Common stock: 2,960,512,964 Total volume (RUR): 976,969,278.12 Share in the authorized capital: 75.28 % Preferred stock: 972,151,838 Total volume (RUR): 320,810,106.54 Share in the authorized capital: 24.72 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2004– no changes				
2005– no changes				
3Q2006 – no changes				

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Name of the fund: ***pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund.***
Size of the fund stipulated by the constituent documents: ***5 percent of the legal capital.***

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

RUR ths

Description	30.09.2006
The fund's size in money terms, RUR	64,889,000
The fund's size in % of the charter capital, %	5
Restitution of the fund during the year, RUR	-
Reserve funds used during the year, RUR	-
Purpose of the reserve fund usage	-

Other funds from the Company's net income have not been created.

8.1.4.Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: ***General Shareholders' Meeting***

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened upon request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders owning at least 10 percent of the Company's voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing body, and procedure of sending (presenting) such demands:

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative; demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Request on convening the Extraordinary General Shareholders' Meeting shall include information provided by Article 55 of the Federal Law "On Joint Stock Companies". Proposal on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting being included into the request on calling the Extraordinary General Shareholders' Meeting shall follow the provisions set by Article 53 of the Federal Law "On Joint Stock Companies".

Requests on holding the Extraordinary General Shareholders' Meeting shall be considered received from the shareholders or their proxies who signed them.

Should the request on holding the Extraordinary General Shareholders' Meeting be send by non-registered letter or other non-registered mail, date at the postmark confirming the date of receiving shall be considered the date of making the request. Should the request on holding the Extraordinary General Shareholders' Meeting be send by registered letter or other registered mail, date of its delivery to the addressee (provided that a signed acknowledgement of receipt is obtained) shall be considered the date of making the request.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months after the termination of the fiscal year.

When preparing the General Shareholders' Meeting the Board of Directors of the Company shall determine:

- ***Form of the General Shareholders' Meeting;***
- ***Date, venue and time of the General Shareholders' Meeting as well as postal address for delivery of duly executed voting papers, in case the General Shareholders' Meeting being held by absentee voting – cut-off date of receiving the voting instruction cards and postal address for delivery of duly executed voting papers;***
- ***Starting time of registration of the shareholders entitled to take part in the General Shareholders' Meeting;***
- ***Cut-off date (date of making list of the shareholders entitled to take part in the General Shareholders' Meeting);***
- ***Agenda of the General Shareholders' Meeting;***
- ***Type (types) of preferred shares granting their holders the right to vote on the agenda issues of the General Shareholders' Meeting;***
- ***Procedure for informing the shareholders on the General Shareholders' Meeting;***
- ***List of information and materials to be submitted to shareholders when preparing the General Shareholders' Meeting and order of their presentation.***
- ***Form and wording of a voting instruction card***

Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares shall be held within the 40-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

Should the agenda of Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares include the issue on election of the Board of Directors, the Extraordinary General Shareholders' Meeting shall be held within the 70-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

When the number of the Board of Directors members becomes less than the quorum sufficient for conducting the Board of Directors meetings, Extraordinary General Shareholders' Meeting to be convened upon the decision of the Company's Board of Directors on the basis of its own initiative in order to consider the issue on election of the Board of Directors shall be held within 70-days period from the date of taking the decision by the Board of Directors to hold it.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing

body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Proposals on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, and the requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

If the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies elected by the General Shareholders' Meeting is sent by mail, date at the postmark confirming the date of sending shall be considered the date of making the proposal.

When the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the request on calling the Extraordinary General Shareholders' Meeting is delivered personally (provided that a signed acknowledgement of receipt is obtained), date of such delivery shall be considered the date of making the proposal or request.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the Issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address (-es) indicated in the notification of the General Shareholders' Meeting:

- annual financial accounts and statements, including the auditor report and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;

- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;

- draft internal regulations of the Company;

- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;

- draft resolutions of the General Shareholders' Meeting;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
1	"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment	"Armavir Communication Facilities Plant" CJSC	1a, Urupskaya St., Armavir, Krasnodar Region, 352903	100	100	none	none
2	Closed Joint-Stock Company "Yugsvyazstroy"	CJSC "Yugsvyazstroy"	110/1, Ayvazovskogo St., Krasnodar, 350040	100	100	none	none
3	Open Joint-Stock Company "Recreation center "Orbita"	"Recreation center "Orbita" OJSC	Village Olginka, Tuapse district, Krasnodar Krai 352840	100	100	none	none
4	"Intmashservice" Company with Limited Liability	"Intmashservice" LLC	8, Golubinskaya Str., Volgograd, 400131	100	-	none	none
5	"Factorial-99" Company with Limited Liability	"Factorial-99" LLC	47, Bratskiy per., Rostov-on-Don 344082	100	-	0.00005 %	none
6	"UTK-Finance" Company with Limited Liability	"UTK-Finance" LLC	66, Karasunskaya St., Krasnodar 350000	100	-	none	none
7	Open Joint -Stock Company "Kuzminov Stavtelecom"	OJSC "Kuzminov Stavtelecom"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	100	100	none	none
8	Closed Joint -Stock Company Teleradiokompaniya "Foton"	CJSC TRK "Foton"	30, Zheleznodorozhnaya St., Krasnodar, Krasnodar krai, 350033	50.5	50.5	none	none
9	Company with Limited Liability Creative Association "Accent"	TO"Accent" LLC	68, Krasnoarmeiskaya St., Krasnodar, Krasnodar krai, 350000	51	51	none	none
10	Closed Joint -Stock Company "Volgograd-GSM"	CJSC "Volgograd-GSM"	19d, Kommunisticheskaya St., Volgograd, 400131	50	50	0.015	0.004
11	Closed Joint -Stock Company "Stavropolskaya sotovaya svyaz"	CJSC "SSS"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	50	-	none	none
12	Closed Joint -Stock Company "TeleRoss-Volgograd"	CJSC "TeleRoss-Volgograd"	16, Mira Str., Volgograd 400 131	50	50	none	none

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
13	Closed Joint –Stock Company "TeleRoss-Kubanelectrosvyaz"	CJSC "TeleRoss-Kubanelectrosvyaz"	51, GimnazicheskayaSt., Krasnodar, 350000	50	50	none	none
14	Closed Joint –Stock Company "ZanElCom"	CJSC "ZanElCom"	Office 2, 7, Novolesnaya Str., Moscow 103055	45	45	none	none
15	"Yug-Giprosvyaz" Company with Limited Liability	"Yug-Giprosvyaz" LLC	67, Gagarin Str., Krasnodar 350062	24	-	none	none
16	Closed Joint –Stock Company "Telekompania IR"	CJSC "Telekompania IR"	2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007	23.5	23.5	none	none
17	Closed Joint –Stock Company "Kabardino-Balkarski GSM"	CJSC "Kabardino-Balkarski GSM"	14, pr. Shogentsukova, Nalchik, 360051	20	20	none	none
18	Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"	CJSC "Karachaevo-CherkesskTeleSot"	147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000	20	20	none	none
19	Closed Joint –Stock Company of Russian documental communication "Rostelegraph"	CJSC "Rostelegraph"	7, Tverskaya Str., Moscow 103375	15.68	15.68	none	none
20	Joint –Stock Commercial Bank "Krasnodarbank"	AKB "Krasnodarbank"	70, Karasunskaya St., Krasnodar, 350000	13.5	13.5	none	none
21	Closed Joint –Stock Company "Startcom"	"Startcom" CJSC	6, 2nd Spasonalikovski per., Moscow 117909	11.1	11.1	none	none
22	Open Joint –Stock Company "Informatsionnie tekhnologii svyazi"	"Svyazintech" OJSC	Building 2, 55, Plyushchikha Str., Moscow, 119121	11	11	none	none
23	Closed Joint –Stock Company, Astrakhan TV and Radio Broadcasting Independent Company "TRANK"	CJSC "TRANK"	3, Studencheskaya Str., Astrakhan 414004	10	10	none	none
24	"Astrakhan-Page" Company with Limited Liability	"Astrakhan-Page" LLC	16, Trusova Str., Astrakhan 414000	10	-	none	none
25	Closed Joint –Stock Company "Nalchikskaya Sotovaya Set"	CJSC "NSS"	14, pr. Shogentsukova, Nalchik, 360051	6	6	none	none

8.1.6. Data on Material Transactions Effected by the Issuer

Any material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction:

Date of the transaction (date of the agreement):

1. ***15 September 2006***
2. ***19 September 2006***
3. ***19 September 2006***

Kind and subject of the transaction.

1. Guaranteed Term Credit Facility Agreement.
2. Pledge of Equipment Agreement.
3. Agreement on Bank Guarantee.

Contents of the transaction including civil rights and duties which can be established, changed or terminated as a result of the effected transaction.

1. ***Making available term credit facility to the amount of 125 million US dollars.***
2. ***Pledge of Equipment Agreement with Bank for Foreign Trade (Vneshtorgbank) (Open Joint –Stock Company) in connection with the Agreement on Bank Guarantee to the amount of 125 000 000 (one hundred twenty five million) US dollars.***
3. ***Bank for Foreign Trade (Vneshtorgbank) (Open Joint –Stock Company) issues a Guarantee in favour of CREDIT SUISSE, LONDON BRANCH, which term of validity is 7 years and 6 months. The Guarantee guarantees full performance by the Company of all the liabilities under the USD 125.000.000 Guaranteed Term Credit Facility Agreement.***

Term of performance of the obligations under the transaction, parties and beneficiaries under the transaction, amount of the transaction in money terms and as a percentage of the Issuer's assets value.

1. Term of performance of the obligations under the transaction is 7 years, parties and beneficiaries under the transaction are the Issuer as Borrower, CREDIT SUISSE INTERNATIONAL as Original Lender and CREDIT SUISSE, LONDON BRANCH, as Agent, planned amount of the transaction is 192,503,906 US dollars (12.2% of the Issuer's assets value).
2. Term of performance of the obligations under the transaction is till full performance by the Principal of all the liabilities under the Agreement on Bank Guarantee, parties and beneficiaries under the transaction are the Issuer as Pledgor and Bank for Foreign Trade (Vneshtorgbank) (Open Joint –Stock Company) as Pledgee, aggregate value of the Pledged Assets is 3,360,651,800 rubles (three billion three hundred sixty million six hundred fifty one thousand eight hundred rubles), being the amount equivalent to 125,375,000 US dollars (One hundred twenty five million three hundred seventy five thousand US dollars) (the amount of the equivalent is calculated on the basis of the Central Bank of Russia exchange rate of 26.8048 rubles per one US dollar as of 19th September 2006) (7.9 % of the Issuer's assets value).
3. Term of performance of the obligations under the transaction is 7 years and 6 months, parties and beneficiaries under the transaction are the Issuer as Principal and Bank for Foreign Trade (Vneshtorgbank) (Open Joint –Stock Company) as Guarantor, Guarantee fee is 0.3 (naught point three) per cent of the Guarantee amount for each 3-months period commencing on the Date of the Guarantee Issue and ending on the Date of the Guarantee Determination. In case the Guarantee amount is reduced, the Guarantee fee shall be accrued on the reduced amount as at the first day of the 3-months period following such reduction or as at the first day of the final period preceding the Guarantee Determination date (0.5% of the Issuer's assets value).

Type of the transaction (a major transaction; an interested parties transaction; a major transaction which is at the same time an interested parties transaction):
A transaction related to acquisition or possible disposal by the Company of assets, the value whereof ranges from 0.5 to 25 percent of the latest balance sheet value of the Company's assets.
The Issuer's governing body, which adopted the resolution on approving the transaction: ***Board of Directors***
The date of the resolution on approving the transaction: ***23 June 2006***
Number and the date of making up the Minutes of the meeting (session) of the Issuer's authorized body at which the resolution on approving the transaction was adopted: ***Minutes № 42 of 23 June 2006***

8.1.7. Data on Credit Ratings of the Issuer

Information on assignment to the Issuer and-or securities of the Issuer of a credit rating

(ratings) during the last 5 completed financial years:

Object of assigning the credit rating: ***Issuer***

a) Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "CCC+" according to international standards

Long-term corporate credit rating "ruBB" according to Russian standards

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	Long-term local and foreign currency corporate credit ratings "CCC+"
02.04.2003	Upgrade of long-term corporate credit rating to 'B-' from 'CCC+'.
06.08.2003	Assignment of long-term corporate credit rating "ruBBB" according to Russian standards
10.02.2004	Outlook of UTK ratings was changed from "Stable" to "Negative". "B-" long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was confirmed. Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB" to "ruBBB-".
02.02.2005	Long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was decreased from "B-" to "CCC+". Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB-" to "ruBB".
26.09.2005	Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupont Highway,Dover, Kent county, Delaware, USA.***

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian

national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

On 26th September 2005 Standard & Poor's revised its outlook on "UTK" PJSC to Stable from Negative due to the Company's ability to stabilize its financial profile shown in first-half-2005. At the same time Standard & Poor's affirmed its «CCC+» long-term corporate credit rating and "ruBB" Russia national scale and senior unsecured debt ratings on the Company.

According to Standard & Poor's analysts, outlook revision reflects UTK's showing noticeable improvements in its operating and financial performance during 2005 as the Company stuck to its promised focus on cost control, much reduced capital spending and profitability enhancements.

The ratings, however, remain constrained by the Company's weak liquidity position, significant debt levels, limited business diversification, and uncertainties associated with industry restructuring. These risks are moderated by UTK's solid market position, its improving operations, progress in the regulation of local tariffs, and growth potential.

Stable outlook reflects Standard & Poor's expectation that UTK's continuing focus on stringent cost and cautious approach to capital investments – combined with increasing EBITDA and cash flow generation will help the Company to stabilize its financial profile.

On 2 February 2005 Standard & Poor's downgraded the credit rating of "Southern Telecommunications Company" PJSC according to international scale from «B-» to «CCC+»; outlook «Negative» (according to Russia national scale - from ruBBB to ruBB).

On 10.02.2004 Standard and Poor's changed the outlook of UTK ratings from "Stable" to "Negative" that reflected expectations of the rapid growth of a negative operating cash flow and debt obligations in 2003.

At the same time Standard and Poor's confirmed its "B-" long-term credit rating of "UTK" PJSC according to international scale, but decreased Russia national scale credit ratings of the Company and its senior unsecured bond issues from "ruBBB" to "ruBBB-".

Credit analyst of Standard and Poor's Pavel Kochanov noted: "Increase in a negative free operating cash flow and debt obligations has exceeded initial expectations of Standard and Poor's; similar changes in financial position of "UTK" PJSC can be continued in 2004 ".

The aggressive investment policy is aimed at essential increase in revenues from traditional telecommunications services and new non-regulated telecommunications services, however Standard and Poor's believes, that impact of capital investments on revenue growth and profitability of the Company in the next several years are uncertain at the given stage. Demand for new telecommunications services due to which the Company expects to increase proceeds, and also revenue growth from extension of the subscriber base can appear not so optimistic.

On August 6, 2003 Standard & Poor's assigned its "ruBBB" Russia national scale rating to "Southern Telecommunications Company" PJSC. At the same time Standard & Poor's assigned its "ruBBB" Russia national scale rating to "UTK" PJSC proposed Russian ruble 1.5 billion senior unsecured bond issue due 2006. The proceeds from the bond issue will be used to finance RUR 5

billion capital expenditure program in 2003 which will further upgrade the company's outdated network and expand its network capacity.

The ratings continue to be supported by "UTK" PJSC dominant market share as the main provider of essential telecoms services in the southern region of the Russian Federation and progress in enabling the provision of a wider range of higher-quality services. Standard & Poor's expects "UTK" PJSC to increase its debt to a manageable level without materially weakening its financial profile and ability to service its debt obligations.

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that the company can return to free operating cash flow generation in the medium term as network investments are completed.

б) Credit rating as at the expiry date of the quarter under report:

Long-term national- scale credit rating of Baa3 (rus).

Short-term Russia- scale credit rating of RUS-3.

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
12.04.2004	Interfax Rating Agency in association with Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC.
12.07.2005	A long-term national- scale credit rating of Baa3 (rus) of "Southern Telecommunications Company" PJSC was changed to Baa3.ru due to introduction of a new national-scale rating system

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Issuer's credit rating expresses the current opinion on its ability and intention to service its debt in full and in due time.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

в) Credit rating as at the expiry date of the quarter under report:

B3 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	B3 senior implied rating (Outlook – "Stable)
23.06.2005	The ratings were confirmed.

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support** (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;*
- ***Degree of the state regulation of the market**. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;*
- ***Competitive Environment**. The principle is to estimate the potential of the regional market;*
- ***Management potential**. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);*
- ***Management strategy**. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;*
- ***Diversification strategy**. The principle is to reveal the signs of the business diversification;*
- ***Financial management**. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;*
- ***Financial showing**. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.*
- ***Stock market strategy**. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).*

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

- Object of assigning the credit rating: ***bonds***

a) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15,2003; November 28, 2003***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
10.02.2004	"ruBBB-" Russia national scale rating and "B-" long-term corporate credit rating according to international standards were assigned
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB". Long-term corporate credit rating according to international standards was decreased from "B-" to "CCC+". Outlook "Negative".
26.09.2005	"ruBB" Russia national scale rating and "CCC+" long-term corporate credit rating according to international standards were confirmed. Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA.***

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

b) Type, category, series, form and other descriptors of the securities: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-07-00062-A***

Date of state registration: ***August 17,2004***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB". Long-term corporate credit rating according to international standards was decreased from "B-" to "CCC+". Outlook "Negative".
26.09.2005	"ruBB" Russia national scale rating and "CCC+" long-term corporate credit rating according to international standards were confirmed. Outlook was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA.***

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard &

Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

c) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the date of approval of the Emissive prospectus:

Long-term national scale credit rating Baa3 (rus)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
12.04.2004	Long-term national scale credit rating Baa3 (rus) was assigned
12.07.2005	Long-term national scale credit rating Baa3 (rus) was confirmed

Full registered name of organization that assigned the credit rating: ***Closed Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Credit rating of a bonded issue or type of the company's bonded issues expresses the current opinion on its credit status relating to such bonded issue/type of bonded issues.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Credit rating of a separate obligation (bonded issue) cannot coincide with the company's credit rating because it must take into account the issue's structure, degree of security of the rights of the creditor under the obligation, credit status of underwriters of the bonded issue. If the bond issue is objectively secure enough, that is, provides for certain forms of risks reduction such as, for example, reliable security, then credit rating of the obligation can be higher than the rating of the borrower.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of

the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

d) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the expiry date of the quarter under report:

Caa1 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	Caa1 senior implied rating (Outlook – "Stable)
23.06.2005	Caa1 senior implied rating (Outlook – "Stable) was confirmed

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***<u>State support</u> (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***<u>Degree of the state regulation of the market</u>. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***<u>Competitive Environment</u>. The principle is to estimate the potential of the regional market;***

- ***Management potential.*** ***The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);***

- ***Management strategy.*** ***The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;***

- ***Diversification strategy.*** ***The principle is to reveal the signs of the business diversification;***

- ***Financial management.*** ***The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;***

- ***Financial showing.*** ***The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.***

- ***Stock market strategy.*** ***The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).***

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

8.2. Data on Each Category of Issuer's Shares

Category: ***ordinary***

Form: ***registered non-documentary***

Face value, ***RUR: 0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):
2,960,512,964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***130,814,345***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***1-03-00062-A (state registration numbers of associated issues: 1-04-00062-A, 1-05-00062-A, 1-06-00062-A, 1-07-00062-A, 1-08-00062-A, 1-09-00062-A, 1-10-00062-A, 1-11-00062-A, 1-12-00062-A, 1-13-00062-A).***

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- ***to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;***
- ***to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;***
- ***to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;***
- ***to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;***

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

Category: ***preferred***

Type: ***A***

Form: ***registered non-documentary***

Face value, RUR: ***0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***972,151,838***

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***32,711,532***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***2-03-00062-A (state registration numbers of associated issues: 2-04-00062-A, 2-05-00062-A, 2-06-00062-A, 2-07-00062-A, 2-08-00062-A, 2-09-00062-A, 2-10-00062-A, 2-11-00062-A, 2-12-00062-A).***

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- ***to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;***
- ***to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;***

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- ***Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).***

- ***Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.***

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- ***Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.***

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002
State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Form of securities: ***bonds***
Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Other identifications of securities: ***none***
Date of registration:***15.08.2002***
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-03-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***3,566***
Par value of one security of the issue, RUR: ***2,500***
Total value of the issue, RUR: ***8,915,000***

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2002 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***6***
Par value of one security of the issue, RUR: ***300***
Total value of the issue, RUR: ***1,800***

Maturity period:
Launch date: 01.10.2005
Expiry date: 01.11.2005

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***

Series: *01*

Type: ***interest-bearing***

Form of securities: ***certificated pay-to-bearer***

Full name of the bond issue: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

Date of registration:***15.08.2003***

Registration number: ***4-05-00062-A***

State registration authority performing the registration: ***FCSM of Russia***

Information about state registration of the report on the issue's results:

Date of registration:***21.10.2003***

State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***

Total number of the issued securities, bonds: ***1,500,000***

Face value of one security of the issue, RUR: ***1,000***

Total value of the issue, RUR: ***1,500,000,000***

Maturity:

Maturity date: 14.09.2006

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

8.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: ***10,000,000***

Total nominal value of bonds being in circulation (not redeemed), RUR: ***10,000,000,000***

Form of securities: ***bonds***

Series: ***02***

Type: ***interest-bearing***

Form of securities: ***certificated pay-to-bearer***

Full name of the bond issue: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

Date of registration:***28.11.2003***

Registration number: ***4-06-00062-A***

State registration authority performing the registration: ***FCSM of Russia***

Information about state registration of the report on the issue's results:

Date of registration:***19.03.2004***

State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***

Total number of the issued securities, bonds: ***1,500,000***

Par value of one security of the issue, RUR: ***1,000***

Total value of the issue, RUR: ***1,500,000,000***

Rights granted by each security of the issue to their holders:

Each bond shall grant its holder equal scope of rights.

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bondholder is entitled to advance a claim to the Issuer in the

arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter cannot exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to return his investments in case the bond issue is declared ineffective or invalid in accordance with the legislation of the Russian Federation.

6. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bondholders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: Joint-stock commercial bank " ROSBANK " (open joint-stock company)

Abbreviated name: OJSC AKB " ROSBANK "

Location: 11, Masha Poryvaeva Str., Moscow, 107078

Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya» not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on the1 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bondholder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity period:

The first day of the Maturity period:

the 1 092nd (one thousand and ninety second) day from the starting date of the bonds placement.

The last day of the Maturity period:

Coincides with the first day of the Maturity period.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond.

Coupon period		Coupon income
Launch date	Expiry date	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in

		percentage annual; T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon has been set at 12%per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more

		or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon has been set at 12%per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

5. Coupon: The interest rate on the fifth coupon has been set at 10.5%per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon has been set at 10.5%per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: Annual interest rate on the first coupon was fixed during the auction on the launch day of the bond placement (9.25% per annum)			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working

hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC,

	placement.		previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: The interest rate on the third coupon has been set at 12%per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: The interest rate on the fourth coupon has been set at 12% per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: The interest rate on the fifth coupon has been set at 10.5 %per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of

	the bond placement.		business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: The interest rate on the sixth coupon has been set at 10.5% per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration: ***17.08.2004***
Registration number: ***4-07-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration: ***11.11.2004***
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***3,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***3,500,000,000***

Rights granted by each security of the issue to their holders:
The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield) after termination of each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment

(including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

4. The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter. .

5. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

6. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

7. *A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.*

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009*

INN: *7706131216*

Phone: *(095) 232-05-27*

License number: *177-03431-000100*

Date of license registration: *4.12.2000*

Valid till: *unlimited*

Registration authority: *FCSM of Russia*

Terms and the arrangements of the redemption:
Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: *Joint-stock commercial bank " ROSBANK " (open joint-stock company)*

Abbreviated name: *OJSC AKB " ROSBANK "*

Location: *11, Masha Poryvaeva Str., Moscow, 107078*

Postal address: *mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078*

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Prospectus of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized

by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- *full name/first name, middle initial, last name the owner of Bonds;*
- *number of the Bonds owned;*
- *full name of the person, authorized to receive the redemption sums under Bonds;*
- *location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;*
- *essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;*
- *Tax-payer's Identification number (TIN) of the Bond Owner;*
- *tax status of the Bond Owner.*

If a Bond Owner is a juridical person – non-resident:

- *personal identification number (IIN) – if any.*

If a Bond Owner is a natural person:

- *kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;*
- *number of the certificate of the state retirement insurance of the Bond Owner (if any);*
- *Tax-payer's Identification number (TIN) of the Bond Owner (if any);*
- *date, month and year of birth of the Bond Owner.*

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Taxpayer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1,830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Starting date	Expiry date	

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement (12.3%)..

On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of

the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the	Expiry date of the second coupon is the starting date	The size of the second coupon income per one Bond is determined according to the following formula:

second coupon is the 183rd day from the first day of the bond placement.	of the third coupon being the 366th day from the first day of the bond placement.	determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd Coupon: The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th Coupon: The interest rate on the fourth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period.

		The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). the interest rate for the first coupon.

5th Coupon: The interest rate on the fifth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th Coupon: The interest rate on the sixth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period.

		The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is 1 098th day from the first day of the bond placement.	Expiry date of the sixth coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	The size of the seventh coupon income per one Bond is determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon period is the starting date of the ninth coupon being the 1 464th day from the first day of the bond placement.	The size of the eighth coupon income per one Bond is determined according to the following formula: KD = C8*N * (T8 – T7)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or

		is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: KD = C9*N * (T9 – T8)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		Period (date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Starting date	**Expiry date**		
1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement			
Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd day from the first day of the bond placement.	Date of the first coupon income payment is the 183rd day from the first day of the bond placement. If the date of the coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;

- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3rd Coupon: The interest yield for the third coupon will be equal to the interest rate for the first coupon.

Starting date of the third coupon is the 366th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	Date of the third coupon income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549th day from the first	Expiry date of the fourth coupon is the starting date of the fifth coupon	Date of the fourth coupon income payment is the 732nd day from the first	Payment of the coupon income on bonds are made for the benefit of

day of the bond placement.	period being the 732nd day from the first day of the bond placement.	day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th Coupon: The interest rate on the sixth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on

		on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment			

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day from the first day of the bond placement.	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the seventh coupon income payment is the same as that of the first coupon income payment			

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon is the starting date of the ninth coupon period being the 1 464th day from the first day of the bond placement.	Date of the eighth coupon income payment is the 1 464th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the ninth coupon income payment is the same as that of the first coupon income payment			

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is the 1 647th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	Date of the tenth coupon income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***04***
Type: ***interest-bearing***
Form of securities: ***documentary pay-to-bearer***

Full name of the bond issue: ***series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:*24.11.2005*
Registration number: ***4-08-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:*12.01.2006*
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***5,000,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***5,000,000,000***

Rights granted by each security of the issue to their holders:
1. For common shares, the exact provisions of the Charter of the joint-stock company on the rights granted by common shares to shareholders shall be stated: Not applicable for this type of securities.

2. For preferred shares, the exact provisions of the Charter of the joint-stock company on the rights granted by preference shares to shareholders shall be stated: Not applicable for this type of securities
3. For bonds the securities, the rights granted by the bonds to their holders shall be stated:
A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining and payment being described in Clause 9.3. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

In case of Issuer's failure to fulfill or to duly fulfill the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Underwriter) with the appropriate demand.

The Underwriter of 04-series Bond issue is Company with Limited Liability «UTK-Finance».

The Bond with the security in the form of a surety of "UTK-Finance" LLC grants to its holder all the rights ensuing from such security according to the security conditions determined in Clause 12.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular. The title to the secured Bond being transferred, the new Owner (acquirer) also receives the rights ensuing from such security. Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are set up in Clause 9.7 of the Decision on the bond issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the bond issue and the securities Offering Circular.

A Bond holder is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the placement shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the bond issue in compliance with the legislation of the Russian Federation.

A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation .

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow***

Postal address: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

TIN: ***7706131216***

Tel.: ***(095) 232-05-27***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:

The dates (procedure for setting the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:

Retirement of the appropriate part of the Bonds face value is effected in favor of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the fourth day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- ***full name/first name, middle initial, last name the owner of Bonds;***
- ***number of the Bonds owned;***
- ***full name of the person, authorized to receive the redemption sums under Bonds;***
- ***location (or place of registration – for individuals) and postal address of the Bond Owner including postal code;***
- ***details of the bank account of the person, authorized to receive the sums of repayment under Bonds;***
- ***Tax-payer's Identification number (TIN) of the Bond Owner;***
- ***tax status of the Bond Owner.***

If a Bond Owner is a legal entity – non-resident:

- ***personal identification number (IIN) – if any.***

If a Bond Owner is an individual:

- ***kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;***

- ***number of the certificate of the state retirement insurance of the Bond Owner (if any);***
- ***Tax-payer's Identification number (TIN) of the Bond Owner (if any);***
- ***date, month and year of birth of the Bond Owner.***

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to the Bond Owners. Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds face value partial retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Dates of the bond redemption:

The face value of each 04-series bond is to be redeemed consistently by installments within the following deadlines (hereinafter referred to as the Dates *of Bonds Face Value Partial Retirement*:

1. ***on the 364th (three hundred and sixty-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the first part of the bond face value coincide;***
2. ***on the 546th (five hundred and forty-sixth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the second part of the bond face value coincide;***
3. ***on the 728th (seven hundred and twenty-eighth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the third part of the bond face value coincide;***
4. ***on the 910th (nine hundred and tenth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the fourth part of the bond face value coincide;***
5. ***on the 1,274th (one thousand two hundred and seventy-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the fifth part of the bond face value coincide;***
6. ***on the 1,456th (one thousand four hundred and fifty-sixth) day from the starting date of the Bond placement each bond is to be redeemed at the remaining 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the last part of the bond face value coincide.***

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment:

The interest rate for the fifth, sixth, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and sixteenth coupons is established at 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Coupon period		**Coupon income**
Starting date	**Expiry date**	

1. Coupon: The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the

first day of the Bond placement. Procedure and terms of holding the Auction are described in clause 8.3. of the Decision on the bond issue and clause 2.7 of the Offering Circular.

Starting date of the first coupon is the starting date of the bond placement	Expiry date of the first coupon period is the coupon payment date being the 91st day from the first day of the bond placement.	The amount of payment under the first coupon per Bond is calculated as follows: $K1 = C1 * 1000 * (T1 - T0)/ 365/ 100 \%$, where K1 - the amount of coupon payment for the 1st coupon per Bond , rubles: C1 is the interest rate of the first coupon, in per cent per annum; T0 is the starting date of the 1st coupon period; T1 is the expiry date of the 1st coupon period. Procedure of disclosing information on the interest rate under the 1st coupon is described in clause 11 of the Decision on the bond issue.

2. Coupon: The interest rate for the second coupon is established as equal to the interest rate for the first coupon.

Starting date of the second coupon is the 91st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 182nd day from the first day of the bond placement.	The amount of payment under the second coupon per Bond is calculated as follows: $K2 = C2 * 1000 * (T2 - T1)/ 365/ 100 \%$, where K2 - the amount of coupon payment for the 2nd coupon per Bond , rubles; C2 is the interest rate of the second coupon, in per cent per annum; T1 is the starting date of the 2nd coupon period; T2 is the expiry date of the 2nd coupon period.

3. Coupon: The interest rate for the third coupon is established as equal to the interest rate for the first coupon.

Starting date of the third coupon is the 182nd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 273rd day from the first day of the bond placement.	The amount of payment under the third coupon per Bond is calculated as follows: $K3 = C3 * 1000 * (T3 - T2)/ 365/ 100 \%$, where K3 - the amount of coupon payment for the third coupon per Bond , rubles: C3 - is the interest rate of the third coupon, in per cent per annum; T2 - is the starting date of the third coupon period; T3 - is the expiry date of the third coupon period.

4. Coupon: The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon..

Starting date of the fourth coupon is the 273rd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 364th day from the first day of the bond placement.	The amount of payment under the fourth coupon per Bond is calculated as follows: $K4 = C4 * 1000 * (T4 - T3)/ 365/ 100 \%$, where, K4 - the amount of coupon payment for the fourth coupon per Bond , rubles; C4 - is the interest rate of the fourth coupon, in per cent per annum; T3 - is the starting date of the fourth coupon period; T4 - is the expiry date of the fourth coupon.

5. Coupon: The interest rate for the fifth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifth coupon is the 364th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 455th day from the first day of the bond placement.	The amount of payment under the fifth coupon per Bond is calculated as follows: $K5 = C5 *0,9*1000 * (T5 – T4)/ 365/ 100 \%$, where, K5 - the amount of coupon payment for the fifth coupon per Bond , rubles: C5 - is the interest rate of the fifth coupon, in per cent per annum; T4 - is the starting date of the fifth coupon period:

		T5 - is the expiry date of the fifth coupon period.

6. Coupon: The interest rate for the sixth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixth coupon is the 455th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 546th day from the first day of the bond placement.	The amount of payment under the sixth coupon per Bond is calculated as follows: K6 = C6 *0,9* 1000 * (T6 – T5)/ 365/ 100 %, where, K6 - the amount of coupon payment for the sixth coupon per Bond , rubles: C6 - is the interest rate of the sixth coupon, in per cent per annum; T5 - is the starting date of the sixth coupon period; T6 - is the expiry date of the sixth coupon period.

7. Coupon: The interest rate for the seventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the seventh coupon is the 546th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 637th day from the first day of the bond placement.	The amount of payment under the seventh coupon per Bond is calculated as follows: K7 = C7 *0,75* 1000 * (T7 – T6)/ 365/ 100 %, where, K7 - the amount of coupon payment for the seventh coupon per Bond , rubles: C7 - is the interest rate of the seventh coupon, in per cent per annum; T6- is the starting date of the seventh coupon; T7 - is the expiry date of the seventh coupon period.

8. Coupon: The interest rate for the eighth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eighth coupon is the 637th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 728th day from the first day of the bond placement.	The amount of payment under the eighth coupon per Bond is calculated as follows: K8 = C8 * 0,75*1000 * (T8 – T7)/ 365/ 100 %, where, K8 - the amount of coupon payment for the eighth coupon per Bond , rubles: C8 - is the interest rate of the eighth coupon, in per cent per annum; T7 - is the starting date of the eighth coupon period; T8 - is the expiry date of the eighth coupon period.

9. Coupon: The interest rate for the ninth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the ninth coupon is the 728th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 819th day from the first day of the bond placement.	The amount of payment under the ninth coupon per Bond is calculated as follows: K9 = C9 *0,65* 1000 * (T9 – T8)/ 365/ 100 %, where, K9 - the amount of coupon payment for the ninth coupon per Bond , rubles: C9 - is the interest rate of the ninth coupon, in per cent per annum; T8 - is the starting date of the ninth coupon period; T9 - is the expiry date of the ninth coupon period.

10. Coupon: The interest rate for the tenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value..

Starting date of the tenth coupon is the 819th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 910th day from the first day of the bond placement.	The amount of payment under the tenth coupon per Bond is calculated as follows: K10 = C10 *0,65* 1000 * (T10 – T9)/ 365/ 100 %, where, K10 - the amount of coupon payment for the tenth coupon per Bond , rubles: C10 - is the interest rate of the tenth coupon, in per cent per annum T9 - is the starting date of the tenth coupon period;

		T10 - is the expiry date of the tenth coupon period.

11. Coupon: The interest rate for the eleventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eleventh coupon is the 91oth day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,001st day from the first day of the bond placement.	The amount of payment under the eleventh coupon per Bond is calculated as follows: K11 = C11 *0,5* 1000 * (T11 – T10)/ 365/ 100 %, where, K11 - the amount of coupon payment for the eleventh coupon per Bond , rubles: C11 - is the interest rate of the eleventh coupon, in per cent per annum; T10 - is the starting date of the eleventh coupon period; T11 - is the expiry date of the eleventh coupon period.

12 Coupon: The interest rate for the twelfth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value..

Starting date of the twelfth coupon is the 1001st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,092nd day from the first day of the bond placement.	The amount of payment under the twelfth coupon per Bond is calculated as follows: K12 = C12 *0,5* 1000 * (T12 – T11)/ 365/ 100 %, where, K12 - the amount of coupon payment for the twelfth coupon per Bond , rubles: T11 - is the starting date of the twelfth coupon period; T12 - is the expiry date of the twelfth coupon period.

13. Coupon: The interest rate for the thirteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the thirteenth coupon is the 1,092nd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,183rd day from the first day of the bond placement.	The amount of payment under the thirteenth coupon per Bond is calculated as follows: K13 = C13 *0,5* 1000 * (T13 – T12)/ 365/ 100 %, where, K13 - the amount of coupon payment for the thirteenth coupon per Bond , rubles: C13 - is the interest rate of the thirteenth coupon, in per cent per annum T12 - is the starting date of the thirteenth coupon period; T13 - is the expiry date of the thirteenth coupon period

14. Coupon: The interest rate for the fourteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fourteenth coupon is the 1,183rd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,274th day from the first day of the bond placement.	The amount of payment under the fourteenth coupon per Bond is calculated as follows: K14 = C14 *0,5* 1000 * (T14 – T13)/ 365/ 100 %, where, K14 - the amount of coupon payment for the fourteenth coupon per Bond , rubles: C14 - is the interest rate of the fourteenth coupon, in percent per annum; T13 - is the starting date of the fourteenth coupon period; T14 - is the expiry date of the fourteenth coupon period.

15. Coupon: The interest rate for the fifteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifteenth coupon is the 1,274th day from the first	Expiry date of the coupon period is the coupon	The amount of payment under the fifteenth coupon per Bond is calculated as follows: K15 = C15 *0.25* 1000 * (T15 – T14)/ 365/ 100 %,

day of the bond placement.	the coupon payment date being the 1,365th day from the first day of the bond placement.	where, K15 - the amount of coupon payment for the fifteenth coupon per Bond , rubles: C15 - is the interest rate of the fifteenth coupon, in percent per annum; T14 - is the starting date of the fifteenth coupon period; T15 - is the expiry date of the fifteenth coupon period.

16. Coupon: The interest rate for the sixteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixteenth coupon is the 1,365th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,456th day from the first day of the bond placement.	The amount of payment under the sixteenth coupon per Bond is calculated as follows: $K16 = C16 * 0{,}25 * 1000 * (T16 - T15) / 365 / 100\ \%$, where, K16 - the amount of coupon payment for the sixteenth coupon per Bond , rubles: C16 - is the interest rate of the sixteenth coupon, in per cent per annum T15 - is the starting date of the sixteenth coupon period; T16 - is the expiry date of the sixteenth coupon period.

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		Period (date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Starting date	**Expiry date**		
1 Coupon			
Starting date of the bond placement	91st day from the starting date of the bond placement	On the 91st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

The procedure of the coupon (interest) yield payment:

Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individuals) and postal address of the Bond Owner including postal code;
- details of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a legal entity – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is an individual:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the

owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

2 Coupon

91st day from the starting date of the bond placement	182nd day from the starting date of the bond placement	On the 182nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3 Coupon

182nd day from the starting date of the bond placement	273rd day from the starting date of the bond placement	On the 273rd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon:

273rd day from the starting date of the bond placement	364th day from the starting date of the bond placement	On the 364th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5 Coupon

364th day from the starting date of the bond placement	455th day from the starting date of the bond placement	On the 455th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6 Coupon

455th day from the starting date of the bond placement	546th day from the starting date of the bond placement	On the 546th day from the starting date of the bond	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day

		placement	before the date of the coupon income payment.
Procedure of the sixth coupon income payment is the same as that of the first coupon income payment.			

7 Coupon

546th day from the starting date of the bond placement	637th day from the starting date of the bond placement	On the 637th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the seventh coupon income payment is the same as that of the first coupon income payment.			

8 Coupon

637th day from the starting date of the bond placement	728th day from the starting date of the bond placement	On the 728th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the eighth coupon income payment is the same as that of the first coupon income payment.			

9 Coupon

728th day from the starting date of the bond placement	819th day from the starting date of the bond placement	On the 819th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the ninth coupon income payment is the same as that of the first coupon income payment.			

10 Coupon

819th day from the starting date of the bond placement	910th day from the starting date of the bond placement	On the 910th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the tenth coupon income payment is the same as that of the first coupon income payment.			

11 Coupon

910th day from the starting date of the bond placement	1,001st day from the starting date of the bond placement	On the 1,001st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the eleventh coupon income payment is the same as that of the first coupon income payment.			

12 Coupon

1,001st day from the starting date of the bond placement	1,092nd day from the starting date of the bond placement	On the 1,092nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the twelfth coupon income payment is the same as that of the first coupon income payment.			

13 Coupon

1,092nd day from the starting date of the bond placement	1,183rd day from the starting date of the bond placement	On the 1,183rd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the thirteenth coupon income payment is the same as that of the first coupon income payment.			

14 Coupon

1,183rd day from the starting date of the bond placement	1,274th day from the starting date of the bond placement	On the 1,274th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fourteenth coupon income payment is the same as that of the first coupon income payment.			

15 Coupon

1,274th day from the starting date of the bond placement	1,365th day from the starting date of the bond placement	On the 1,365th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fifteenth coupon income payment is the same as that of the first coupon income payment.			

16 Coupon

1,365th day from the starting date of the bond placement	1,456th day from the starting date of the bond placement	On the 1,456th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the sixteenth coupon income payment is the same as that of the first coupon income payment.			

Kind of security: ***underwriting***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

1) Data on the person providing security for series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***
Abbreviated name: ***"UTK-Finance " Ltd***
Location***: 66, Karasunskaya Str., Krasnodar, 350000***

2) Data on the person providing security for series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***
Abbreviated name: ***"UTK-Finance " Ltd***
Location***: 66, Karasunskaya Str., Krasnodar, 350000***

3) Data on the person providing security for series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***
Abbreviated name: ***"UTK-Finance " Ltd***
Location***: 66, Karasunskaya Str., Krasnodar, 350000***

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

1) Conditions of ensuring fulfillment of commitments under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting***.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 1,500,000,000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1,500,000 (one million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents

confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the date of providing security, RUR ths: *12, 322, 700*

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: *- 3, 993*

Net assets of the legal entity underwriting the Issuer's bond issue as at the end of the reporting quarter, RUR ths: *6,261*

2) Conditions of ensuring fulfillment of commitments under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: *underwriting.*

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 3,500,000,000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3,500,000 (three million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed total par value of the bond issue constituting 3,500,000,000 (Three billion five hundred million) rubles and cumulative coupon income under 3,500,000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the

Russian Federation.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 872, 338***
Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***15.67***

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the quarter under report, RUR ths: ***6,261***

3) Conditions of ensuring fulfillment of commitments under series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- ***payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,***
- ***payment of coupon yield under the Bonds,***

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- ***payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,***
- ***payment of coupon yield under the Bonds,***

on the following conditions:

The extent to which the Company is answerable to the owners of Bonds covered by the guarantee in case of non-fulfillment and/or improper fulfillment by the Issuer of its obligations in respect of the Bonds shall be limited to a Limit Amount.

In case of Issuer's failure to fulfill and/or to duly fulfill the Issuer's Obligations, the Underwriter and the Issuer are jointly liable.

The Underwriter undertakes to fulfill the Issuer's Obligations for the Issuer where the Issuer has not fulfilled the Issuer's Obligations in the following cases:

- ***The Issuer has failed to pay or to fully pay the respective part of the face value to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue;***
- ***The Issuer has failed to pay or to fully pay the coupon yield under Bonds to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue.***

The Underwriter undertakes to fulfill the Issuer's Outstanding Obligations in the amount of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The Underwriter on the basis of the Claims of Fulfilling the Obligations received from Bond Owners shall determine the volume of the Outstanding Obligations.

The Claim of Fulfilling the Obligations shall meet the following conditions:

- the Claim of Fulfilling the Obligations shall be presented to the Underwriter in writing in Russian and signed by the Bond Owner (or its authorized representatives);

- The following shall be indicated in the Claim of Fulfilling the Obligations:

- *full name of the Bonds Owner,*
- *TIN of the Bonds Owner,*
- *tax status of the Bonds Owner,*
- *place of residence (location) of the Bonds Owner,*
- *banking details for the Bonds Owner's money transfer,*
- *number of Bonds under which the Claim of Fulfilling the Obligations of the Owner is presented;*
- *Volume of Outstanding Obligations in respect of the Bonds Owner sending such a Claim of Fulfilling the Obligations.*

- It shall be indicated in the Claim of Fulfilling the Obligations that the Issuer has not fulfilled to the Bond Owner or has not fulfilled in full within the time established by the Documents of the Issue:

- *the obligations to pay a respective part of the face value;*
- *the obligations to pay the coupon yield;*

The Claim of Fulfilling the Obligations shall be presented to the Underwriter not later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owner sending such a Claim of Fulfilling the Obligations. The date of the Claim receiving by the Company shall be considered the date of the Claim presentation;

The Claim of Fulfilling the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to the Bonds stated in his Claim of Fulfilling the Obligations, as of the date of making up the list of Bond owners and/or nominal holders for the purpose of payment of coupon income yielded by Bonds or Bonds retirement, determined in compliance to the Documents of the Issue;

The Claim of Fulfilling the Obligations and documents enclosed thereto shall be sent to the Underwriter by registered mail, by messenger mail or express mail.

The Underwriter shall consider the Claim of Fulfilling the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Underwriter is entitled to express any objections against the Claim of Fulfilling the Obligations that could be presented by the Issuer and shall not lose the right of such objections even if the Issuer waives them and recognizes its debt. The Underwriter shall not consider Claim of Fulfilling the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Claim of Fulfilling the Obligations.

If the Underwriter takes the decision to satisfy the Claim of Fulfilling the Obligations, the Underwriter shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim of Fulfilling the Obligations shall effect money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's account, the details of which are indicated in the Claim of Fulfilling the Obligations.

Limit Amount - the size of commitments secured by the Underwriter cannot exceed 1,500,000,000 (one billion five hundred million) rubles.

The Offer is irrevocable.

All and any disputes in connection with the Offer shall be referred to the Court of Arbitration of the Krasnodar Region or to the court of the general jurisdiction in compliance with the active law.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 628, 740***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***11,463***

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the quarter under report, RUR ths: ***6,261***

8.6. Data on Organizations Registering Titles to Issuer's Securities

Registrar:

Full registered name: ***Open Joint –Stock Company "Objedinyonnaya Registratsionnaya Kompaniya"***

Abbreviated registered name ***OAO "ORK"***

Location: ***15a, Kalanchevskaya Str., Moscow, 107078***

License:

Number: ***10-000-1-00314***

Date of issue: ***30.03.2004***

Valid till: ***unlimited***

Authority issuing the license: ***Federal Commission for the Securities Market of the Russian Federation***

Date since which the Issuer's registered securities register is kept by the said registrar: ***13.12.2002***

Additional information: ***on 13th December 2005 reorganization of UTK's registrar – CJSC Registrator-Svyaz which had kept the register of UTK's shareholders since 01.07.2002 – was completed through affiliation with OJSC Obyedinyonnaya Registratsionnaya Kompaniya. All rights and obligations of CJSC Registrator-Svyaz have passed to OJSC ORK by universal succession.***

Depositary providing centralized custody of issuer's securities:

Full registered name: ***"National Depositary Center" Non-commercial partnership***

Abbreviated registered name: ***NDC***

Location: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***

License:

No. of license: ***177-03431-000100***

Date of issue: ***4.12.2000***

Period: ***unlimited***

Authority issuing the license: ***Federal Commission for Securities Market***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 10.12.2003 № 173-FZ "On Currency Exchange Regulation and Control" (edition of Federal Laws of 29.06.2004 N 58-FZ, of 18.07.2005 N 90-FZ) ;

2. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism" (edition of Federal Laws of 25.07.2002 N 112-FZ, of 30.10.2002 N 131-FZ, of 28.07.2004 N 88-FZ).

3. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation"(edition of Federal Laws of 21.03.2002 N 31-FZ, of 25.07.2002 N 117-FZ, of 08.12.2003 N 169-FZ) .

4.Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments" (edition of Decree of the Government of the Russian Federation of April 11, 2002 N 229).

5. ***Federal Law of 25.02. 1999 №39 – FZ "On investment activity in the Russian Federation performed in the form of foreign capital investments" (edition of Federal Laws of 02.01.2000 № 22-FZ, of 22.08.2004 № 122-FZ.***
6. ***International double taxation agreements of the Russian Federation.***

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal entities under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	9 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. If such confirmation is not presented prior to tax payment date, the fiscal agent should withhold taxes from the received income of a foreign legal entity. According to paragraph 2 of Article 312 of the Tax Code the foreign recipient of the income has the right to compensation of the withheld tax under the paid income within three years from the end of the tax period in which the income has been paid, provided the foreign recipient of the income presents corresponding documents (list of which is indicated in Article 312 of the Tax Code of the Russian Federation) to the tax body at the place of registration of the tax agent. The withheld and paid taxes shall be returned within a month period from the date of submitting application and the mentioned documents.

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Foreign individuals – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	
Tax rates	9 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the taxpayer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the taxpayer and transfer it to the corresponding budget. The tax amount is deducted directly from the taxpayer's income at its actual payment. The tax amount shall not exceed 50 percent of the payment sum. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

Taxation of income of legal entities from sale of securities

	Categories of owners of securities

	Legal entities – tax residents of the Russian Federation	Foreign legal entities – non-residents gaining income from the sources in the Russian Federation
Form of income under placed securities	Income from sale of securities	Income from sale of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24%, 6.5% of which are transferred to the federal budget and 17.5% - to the budgets of the RF regions. Under the Russia regional laws, the tax rate to be transferred to the budgets of the RF regions may be reduced for separate categories of taxpayers but to no less than 13.5%.	20 %
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period is paid not later than on March 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month of this accounting period. The taxpayers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	The tax amount is calculated and deducted by the Russian organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement, it can avoid paying income tax or reduce the tax

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
		rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals from sale of securities

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Individuals – tax residents of the Russian Federation**
Form of income under placed securities	The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the taxpayer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Peculiarities of taxation of the given category of owners of securities	If after 01.01.2002 a taxpayer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125,000 rubles.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended)	

When presenting information on the given matter the Issuer was governed by the current tax legislation.

In case of coming into legal force of statutory acts of the tax legislation, other governmental decrees and orders of the state bodies materially changing the current legislation on taxation of income under placed securities, which at present time are unknown and not published, the Issuer does not bear the responsibility for consequences which cannot be predicted by it due to the above-

stated circumstances.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Description	2002	2003	2004	2005
Stock category, type – for preferred shares	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	0.0812	0.0812	0.00934	0.01031
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	240,393,653	240,393,653	27,651,188.50	30,522,888.66
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005	Minutes № 17 of 27.06.2006
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2003	Not later than 15.12.2004	Not later than 15.12.2005	Not later than 15.12.2006
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	One year	One year	One year	One year
Total amount of paid dividend, RUR	231,329,369.11	237,612,057.15	27,131,740.80	16,762,246.81
Reasons of non-payment of the stated dividends	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Description	2002	2003	2004	2005
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	0.1607	0.11114	0.02847	0.031395
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	156,224,800	108,044,955	27,677,167	30,520,706.95
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005	Minutes № 17 of 27.06.2006
Time fixed for payment of the stated dividend under the issuer's shares	Prior to 24.08.2003	Prior to 29.08.2004	Prior to 29.08.2005	Prior to 25.08.2006
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	One year	One year	One year	One year
Total amount of paid dividend, RUR	37,980,547.98	104,990,889.93	26,980,444.06	28,767,455.29
Reasons of non-payment of the stated	Wrong essential	Wrong essential	Wrong essential	Wrong essential

Description	2002	2003	2004	2005
dividends	elements, shareholders' addresses have changed	elements, shareholders' addresses have changed	elements, shareholders' addresses have changed	elements, shareholders' addresses have changed

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500	500	3,566	6
Face value of each bond of the issue and total par value of the bond issue	500	500	2,500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500.50	502.50	366.31*	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250,250.00	251,250.00	1,306,250*	Not applicable
Time fixed for payment of income under the bond issue	from 01.10.2003 to 31.12.2003	from 01.10.2002 to 31.12.2002	From 10.05.2000 to – July 1 of the corresponding year	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	At maturity a bond owner shall receive a face value of the bond less telephone installation fee as at the moment of installation.	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are retired.
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	The income is accrued as of 26.03.2003 and 26.03.2004. All accrued income shall be paid on the maturity date.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	250,250.00	251,250.00	1,306,250*	In 2003 the face-value and the income under the four bonds of the issue were redeemed by top priority

				installation of telephone.
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	**	**	**	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds. Each bond holder is entitled to installation of a telephone with top priority in time and place indicated in the bond within a period from 1996 till 1999	No other information

* *At maturity a bond owner received a face value of the bond and the interest income on the bond less telephone installation fee as at the moment of installation.*

** *According to the terms of the bond redemption, the bond shall be repaid only if a bond owner submits an application for redemption and income payment.*

At maturity the Issuer sent notices to the bond owners who had not submitted applications for redemption, indicating the necessity to receive money under the bonds owned by them. Not all bond owners submitted applications for bond redemption to the Issuer.

According to Article 327 of the Civil code of the Russian Federation and Articles 87-88 of the RF legislation "On notary" obligations have been executed by placing money resources to the deposit account of the notary on the basis of the agreements with the notaries (Agreement № 148/2004 of 24.05.2004 and Agreement without number of 25.06.2004)

According to Article 87 of the legislation of the Russian Federation "On notary" a notary shall inform the creditor about the reception of money and pay the due amount at his/her request.

Type of securities (bonds), series, form and other identification characteristics of the bond issue	series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody					
The state registration number of the bond issue and date of the state registration	4-05-00062-A of 15.08.2003					
Date of the state registration of the report on the results of the bond issue	21.10.2003					
Number of bonds of the issue	1,500,000					
Face value of each bond of the issue and total par value of the bond issue	1,000					
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)	Coupon income (5th coupon)	Coupon income (6th coupon)
Amount of income to be paid under the bond issue per bond, RUR	71.01	71.00	71.00	71.00	71,00	71,00
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	106,515.000.00	106,500,000.00	106,500,000.00	106,500,000.00	106,500,000	106,500,000
Time fixed for payment of income under the bond issue	18.03.2004	16.09.2004	17.03.2005	15.09.2005	16.03.2006	14.09.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	18.09.2003 – 18.03.2004 (182 days)	18.03.2004 – 16.09.2004 (182 days)	16.09.2004 – 17.03.2005 (182 days)	17.03.2005 – 15.09.2005 (182 days)	16.09.2005-16.03.2006 (182 days)	17.03.2005-14.09.2006 (182 days)

Form and other terms of payment of the income under the bond issue	Payment of the Bond coupon income is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	639,000,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**				
The state registration number of the bond issue and date of the state registration	4-06-00062-A of 28.11.2003				
Date of the state registration of the report on the results of the bond issue	19.03.2004				
Number of bonds of the issue	1,500,000				
Face value of each bond of the issue and total par value of the bond issue	1,000				
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)	Coupon income (5th coupon)
Amount of income to be paid under the bond issue per bond, RUR	46.12	46.12	59.84	59.84	52.36
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	69,180,000.00	69,180,000.00	89,760,000.00	89,760,000.00	78,540,000.00
Time fixed for payment of income under the bond issue	11.08.2004	09.02.2005	10.08.2005	08.02.2006	09.08.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	11.02.2004 – 11.08.2004 (182 days)	11.08.2004 – 09.02.2005 (182 days)	09.02.2005-10.08.2005 (192 days)	11.08.2005.-.08.02.2006 (182 days)	09.02.2006.-.09.08.2006 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners				

	including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified; b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of bank in which the account is open; - The correspondent account of bank in which the account is open; - Bank identification code (BIK) of bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	396,420,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**

The state registration number of the bond issue and date of the state registration	4-07-00062-A of 17.08.2004		
Date of the state registration of the report on the results of the bond issue	11.11.2004		
Number of bonds of the issue	3,500,000		
Face value of each bond of the issue and total par value of the bond issue	1,000		
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)
Amount of income to be paid under the bond issue per bond, RUR	61.67	61.67	61.67
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	215,845,000.00	215,845,000.00	215,845,000.00
Time fixed for payment of income under the bond issue	07.04.2005	07.04.2005	08.04.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	06.10.2004 - 07.04.2005 (183 days)	07.04.2005 – 07.10.2005 (183 days)	07.10.2005 - 08.04.2006 (183 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners: - full name/first name, middle initial, last name the owner of Bonds; - number of the Bonds owned; - full name of the person, authorized to receive the redemption sums under Bonds; - location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code; - essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds; - Tax-payer's Identification number (TIN) of the Bond Owner; - tax status of the Bond Owner. If a Bond Owner is a legal entity – non-resident: - personal identification number (IIN) – if any. If a Bond Owner is a natural person (individual): - kind, number, date and place of issue of the identity document of a		

	,Bond Owner, name of the authority issuing the identity card; - number of the certificate of the state retirement insurance of the Bond Owner (if any); - Tax-payer's Identification number (TIN) of the Bond Owner (if any); - date, month and year of birth of the Bond Owner. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds. If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder. If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of the bank in which the account is open; - The correspondent account of the bank in which the account is open; - Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	647,535, 000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**		
The state registration number of the bond issue and date of the state registration	4-08-00062-A of 24.11.2005		
Date of the state registration of the report on the results of the bond issue	12.01.2006		
Number of bonds of the issue	5,000,000		
Face value of each bond of the issue and total par value of the bond issue	1,000		
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)
Amount of income to be paid under the bond issue per bond, RUR	26.18	26.18	26.18
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	130,900,000	130,900,000	130,900,000
Time fixed for payment of income under the bond issue	15.03.2006	14.06.2006	13.09.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	14.12.2005 - 15.03.2006 (91 days)	15.03.2006 - 14.06.2006 (91 days)	15.06.2006 - 13.09.2006 (91 days)
Form and other terms of payment of the income under the bond issue	Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds. It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value. If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person. - full name/first name, middle initial, last name the owner of Bonds; - number of the Bonds owned; - full name of the person, authorized to receive the redemption sums under Bonds; - location (or place of registration – for individuals) and postal address of the Bond Owner including postal code; - details of the bank account of the person, authorized to receive the sums of repayment under Bonds; - Tax-payer's Identification number (TIN) of the Bond Owner; - tax status of the Bond Owner. If a Bond Owner is a legal entity – non-resident: - personal identification number (IIN) – if any. If a Bond Owner is an individual: - kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card; - number of the certificate of the state retirement insurance of the Bond Owner (if any); - Tax-payer's Identification number (TIN) of the Bond Owner (if any); - date, month and year of birth of the Bond Owner. A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value. On the basis of the data available and/or submitted by depositors, the Depositary		

	shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details: a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; . b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds; c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz: - No. of the bank account; - name of the bank, with which the account is opened; - correspondent account of the bank, with which the account is opened; - location and mailing address of the bank; - bank identification code of the bank, with which the account is opened; e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.) Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment. Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts. On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners. If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	392,700,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

8.10. Other information

Notes relating to bond issues of series K-1, K-2 and C-1 described in item 10.3.1:

According to the terms of bonds redemption, they should be repaid after submission of the application on payment of face value and income under bonds by a Bond Holder.

The term of bonds redemption having been expired, notices were sent to the Bond Holders, who had not submitted such applications, informing them about the necessity to receive money resources under bonds owned by them. Not all Bond Holders of "UTK" PJSC submitted applications for repayment of bonds.

According to item 327 of the Civil Code of the Russian Federation and items 87-88 of the Basis of the legislation of the Russian Federation «On notary» obligations have been fulfilled by transferring money resources on the deposit account of the notary according to the Agreements with the notary (Agreement № 148/2004 of 24.05.2004 and Agreement of 25.06.2004)

According to Article 87 of the Basis of the legislation of the Russian Federation «On notary » the notary informs a creditor about receipt of money and pays out due sums of money to him at his request.

Appendix 1

Quarterly financial statements of the Issuer for the 3rd quarter of 2006

BALANCE SHEET

As of **30 September 2006**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.1 under OKUD	0710001		
Date (year, month, day)	2006	10	30
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		
Date of approval	30.10.2006		
Date dispatched (received)	31.10.2006		

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS		110	110	624	335

Intangible assets					
Fixed assets		120	120	32,818,296	32,309,801
Capital investments		130	130	3,151,042	2,571,987
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	**140**	556,799	518,400
including: investments in subsidiaries			141	466,403	466,403
investments in associates			142	28,590	28,590
investments in other companies			143	21,306	21,306
Other long-term financial investments			144	40,500	2,101
Deferred tax assets		145	145	265,976	208,380
Other non-current assets		150	150	1,659,941	2,135,570
Total for section I		190	**190**	38,452,678	37,744,473
II.CURRENT ASSETS Inventories		210	**210**	1,021,628	862,860
including: raw materials, materials and other similar values		211	211	756,357	704,747
expenditures in work-in-process (turnover costs)		213	213		
finished products and goods for resale		214	214	27,758	20,767
shipped goods		215	215		
deferred expenses		216	216	237,512	137,345
other inventories and expenses		217	217	1	1
Value added tax on acquired values		220	220	1,879,956	1,191,843
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	16,978	13,506
including: buyers and customers		231	231		644
advances distributed			232		
other debtors			233	16,978	12,862
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1,285,751	1,444,168
including: buyers and customers		241	241	709,910	978,551
advances distributed			242	80,929	126,738
other debtors			243	494,912	338,879
Short-term financial investments		250	250	80,842	115,044
Monetary funds		260	260	729,217	259,856
Other current assets		270	270	668	865
Total for section II		290	**290**	5,015,040	3,888,142
BALANCE (sum of lines 190+290)		300	**300**	43,467,718	41,632,615
LIABILITIES	**Notes**	**Index code**	**Line code**	**Opening balance**	**Closing balance**
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES		410	410	1,297,779	1,297,779

Authorized capital					
Additional capital		420	420	5,559,936	5,523,340
Capital reserves		430	430	64,889	64,889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	5,604,701	5,580,253
Retained earnings (uncovered losses) of the year under report		470	470	X	1,402,171
Total for section III		490	**490**	12,527,305	13,868,432
IV. LONG-TERM LIABILITIES Loans and credits		510	**510**	8,431,298	13,725,695
Including: credits			511	3,675,277	6,431,483
loans			512	4,756,021	7,294,212
Deferred tax liabilities		515	515	928,388	1,116,625
Other long-term liabilities		520	520	3,220,366	2,135,250
Total for section IV		590	**590**	12,580,052	16,977,570
V. SHORT-TERM LIABILITIES Loans and credits		610	**610**	11,922,468	5,492,274
Including: credits			611	3,539,748	1,377,455
loans			612	8,382,720	4,114,819
Accounts payable.		620	**620**	5,470,758	4,611,043
including: suppliers and contractors		621	621	4,009,617	2,568,018
advances received		625	622	308,717	305,833
Wage arrears		622	623	143,066	140,755
Indebtness to state out-of-budget funds		623	624	59,223	57,577
Tax liabilities		624	625	315,376	388,159
Other creditors		625	626	634,759	1,150,701
Dividends payable to participants (founders)		630	630	30,067	42,712
Deferred income		640	640	356,061	289,880
Reserves for upcoming expenses		650	650	581,085	350,704
Other short-term liabilities		660	660		
Total for section V		690	**690**	18,360,361	10,786,613
BALANCE (sum of the lines 490+590+690)		700	**700**	43,467,718	41,632,615

Availability statement of valuables recorded on off-balance accounts

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	736,336	760,401
including those under leasing		911	911	3,568	11,311
Inventories accepted for custody		920	902	63,096	60,386
Goods accepted for commission		930	903	6,163	2,820
Bad debts charged to losses		940	904	140,177	138,438

Obligations and payments collaterals (security) received		950	905	3,647	9,036,792
Obligations and payments collaterals (security) given		960	906	11,366,215	9,036,792
Depreciation of housing stock		970	907	10,234	2,061
Depreciation of objects equipped with external modern services and utilities and other similar objects		980	908	1,750	2,,061
Payments for telecom services			909	149,520	164,191

Statement on the net assets value

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12,883,366	14,158,312

CEO ___________ A. V. Andreev
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

PROFIT AND LOSS STATEMENT

For the first nine months of 2006

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

	Codes		
Form No.2 under OKUD	0710002		
Date (year. month, day)	2006	10	30
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for ordinary activities (Net) returns from sale of goods, products, works, services (less the VAT, excise		010	010	12,866,945	13,259,711

taxes and similar obligatory fees)					
including that from the sales: of communication services			011	12,115,968	13,074,115
Cost of sold goods, products, works and services		020	020	(8,948,524)	(9,972,270)
Including that of communication services			021	(8,342,394)	(9,869,019)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		050	**050**	3,918,421	3,287,441
II. Operating income and expenses Interest receivable		060	060	15,009	14,911
Interest payable		070	070	(1,602,008)	(1,602,974)
Income from participation in other organizations		080	080	92,280	64,422
Other operating income		090	090	5,120,042	114,551
Other operating expenses		100	100	(5,334,429)	(1,252,365)
III. Income and expenses from sources other than sales Income from sources other than sales		120	120	121,127	178,468
Expenses for purposes other than sales		130	130	(435,223)	(339,346)
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		140	**140**	1,895,219	465,108
Income tax charges (lines -151+/-152+/-153) including			**150**	(486,793)	(267,120)
Deferred tax liabilities		142	151	(188,237)	(345,345)
Deferred tax assets		141	152	(57,596)	88,172
Current income tax charge		150	153	(240,960)	(9,947)
PROFIT (LOSS) FROM NORMAL ACTIVITIES (lines 140-150)			**160**	1,408,426	197,988
IV. Extraordinary income and expenses Extraordinary income			170	1,126	2,155
Extraordinary expenses			180	(7,381)	(17,967)
NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 160+170-180)		190	**190**	1,402,171	182,176
FOR REFERENCE Income tax conditional expense (profit)			201	(453,352)	(107,831)
Fixed tax liabilities		200	202	(102,105)	455,005
Fixed tax assets		200	203	68,664	295,716

Description	Notes	Index code	Line code	За отчетный период	За аналогичный период прошлого года
1	1a	2	2a	3	4
Base equity income (loss)			301	X	X
Deluted equity income (loss)			302	X	X

Explanation of profit and loss items

Description	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss

1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	886	(41,775)	1,563	(854)
Profit (loss) of previous years		402	56,788	(146,506)	31,641	(74,478)
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations		403	1,433	(823)	1,,357	(554)
Foreign exchange differences		404	2,562	(9,839)	3,892	(1,034)
Allocations to evaluation reserves		405	404,450	(20,732)	15,996	(322,226)
Written-off accounts receivable and payable		406	1,735	(1,842)	1,545	(1,974)

CEO ____________ A. V. Andreev
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)